# NOTICE OF 2019 ANNUAL MEETING OF SHAREHOLDERS

**Date and Time**
Wednesday, May 15, 2019
12:30 p.m. EDT

**Location**
One Hartford Plaza
Hartford, CT 06155

On behalf of the Board of Directors, I am pleased to invite you to attend the Annual Meeting of Shareholders of The Hartford Financial Services Group, Inc. to be held in the Wallace Stevens Theater at our Home Office at 12:30 p.m. EDT.

**Voting Items**
Shareholders will vote of the following items of business:

| | Board Recommendation | Page Reference |
|---|---|---|
| **1.** Elect a Board of Directors for the coming year; | FOR | 11 |
| **2.** Ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019; | FOR | 33 |
| **3.** Consider and approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement; and | FOR | 35 |
| **4.** Act upon any other business that may properly come before the Annual Meeting or any adjournment thereof. | | |

**Record Date**
You may vote if you were a shareholder of record at the close of business on March 18, 2019. The Hartford's proxy materials are available via the internet, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts.

We hope that you will participate in the Annual Meeting, either by attending and voting in person or by voting through other means. For instructions on voting, please refer to page 68 under "How do I vote my shares?"

We urge you to review the proxy statement carefully and exercise your right to vote.

**Dated: April 4, 2019**

By order of the Board of Directors



**Donald C. Hunt**
*Vice President and Corporate Secretary*

## VOTING


**By internet**
www.proxyvote.com


**By toll-free telephone**
1-800-690-6903


**By mail**
Follow instructions on your proxy card


**In person**
At the Annual Meeting

**IMPORTANT INFORMATION IF YOU PLAN TO ATTEND THE MEETING IN PERSON:**

Please remember to bring your ticket and government issued ID! Shareholders can obtain an admission ticket and directions to the meeting by contacting our Investor Relations Department:

**Email:**
InvestorRelations@TheHartford.com

**Telephone:** (860) 547-2537

**Mail:** The Hartford
Attn: Investor Relations
One Hartford Plaza (TA1-1)
Hartford, CT 06155

If you hold your shares of The Hartford through a brokerage account (in "street name"), your request for an admission ticket must include a copy of a brokerage statement reflecting stock ownership as of the record date of March 18, 2019.

You can also join our meeting webcast at http://ir.thehartford.com.

# LETTER FROM OUR CHAIRMAN & CEO AND LEAD DIRECTOR



**Dear fellow shareholders:**

2018 was a year of many significant accomplishments and excellent financial results for The Hartford, despite elevated catastrophe losses. During the year, the Board oversaw the continued integration of the Aetna U.S. group life and disability business; the agreement to acquire The Navigators Group, Inc.; the company's continued investments in people, processes, and technology; and the separation of Talcott Resolution. As the 2019 Annual Meeting of Shareholders approaches, it is our privilege as Chairman and Lead Director to share details on the Board's progress in 2018.

*Strategy and Culture*

Overseeing strategy is a core responsibility of the Board, and throughout the year, the Board remained highly engaged in the company's strategy of expanding its products and services; becoming an easier company to do business with; and attracting, retaining and developing top talent. In 2018, discussions of strategy, profitability and growth occurred at every Board meeting, remaining an intense focus of the enterprise. Equally important, and part of the ongoing dialogue, were discussions on how The Hartford does business. As The Hartford moves forward in its third century, the company believes that having a diverse and inclusive culture and clear expectations for ethical conduct and exceptional performance are integral to maintaining a thriving and sustainable enterprise.

We are proud to have fellow directors who are engaged with employees and committed to supporting the company's culture. Examples that demonstrate the Board's dedication include:

- **Leadership Accountability.** The Compensation and Management Development Committee considers talent management, commitment to ethics and compliance, employee survey results, and success in fostering diversity and inclusion in senior leaders' performance reviews and compensation decisions.

- **Engagement with Employees.** The Board routinely interacts with employees who have been identified as potential future leaders and directors participate in company events throughout the year, providing opportunities to engage directly with the people driving the company's results. Board members participated in many events in 2018, including a Professional Women's Network discussion, an Ethics and Compliance week panel, employee Town Halls, and a dinner for employees who are working on key projects or who participate in the company's nine Employee Resource Groups.

- **Ethics and Conduct.** Employees are encouraged to speak up when they identify an issue or have a concern. The Chief Ethics and Compliance Officer provides the Audit Committee with comprehensive reports of issues and concerns received through various reporting channels, each of which is investigated, and the outcomes of all substantiated issues or concerns.

- **Acquisitions and Integration.** The Board discusses culture during the due diligence and integration phases of any acquisition, recognizing that it is a critical success factor, and strives to be respectful of the acquired business' culture while incorporating beneficial aspects of The Hartford's culture.

*Risk Oversight*

Risk oversight is another core Board function and it is particularly relevant in the insurance industry, where risk management is an essential part of the business. The Hartford has understood risk for more than 200 years. In 2018, the Board reviewed and affirmed a revised enterprise risk appetite framework to reflect the changes to the company over the last few years, including from dispositions and acquisitions. This framework, along with a robust Enterprise Risk Management function to assess and model risks, enables management and the Board to make informed judgments on risk and manage the company's aggregate exposure. Two areas of risk that have been a particular focus for the Board, along with its ongoing assessment of capital markets and the implications on financial risk, are catastrophe risk and cyber-related risks.

As a property and casualty insurer, catastrophe risk oversight is a significant area of focus for the Board. Although The Hartford achieved excellent full-year results, 2018 represented the second consecutive year of severe catastrophe losses above plan. The Board closely oversees management's continued efforts to evolve The Hartford's catastrophe risk management strategies based on recent years' loss events, with increased focus on exposure to wildfires and tornadoes/hail. This oversight includes reviewing management's loss model refinement, exposure limits, underwriting guidelines and risk transfer arrangements in light of recent and long-term catastrophe experience. The Board is also paying close attention to how climate change may be affecting weather patterns, and devoted time in 2018 to discuss the company's annual assessment of prevailing science on climate change, and how the company has calibrated its processes to recognize experience and expectations regarding the impact of climate change. While the Board and management believe the company's overall book of business and risk management program performed well given the catastrophe events of 2018, substantial time and resources will continue to be devoted to this aspect of risk management.

In today's environment, cybersecurity is a concern for all companies. The Hartford's activities, policies and procedures to prevent, detect and respond to cyber incidents are routinely discussed by the Board. The results of the company's annual penetration testing, where a third party is hired to play an adversarial role in order to validate the company's cyber defenses under a number of attack scenarios, both from outside the company and from within, were recently discussed with the Board and management. These tests are invaluable in highlighting what is working well and where there are potential vulnerabilities that can be addressed. The Board also regularly considers cyber risk through the lens of the company's insurance products. The Board has reviewed how those products would respond to different cyber events and potential exposure to the company. This is a rapidly evolving area, and the Board recognizes the need for expertise, discipline and constant vigilance.

*Board Effectiveness*

Many of the Board's strengths - its composition, heightened strategic focus, increased use of competitor data and market analytics, and enhanced communication - are the direct result of its annual self-evaluation process. Like many companies, Board self-evaluation at The Hartford has evolved over the past decade. Several years ago, the Board embarked on a multi-year effort to add rigor to the process, with profound results. For example, in 2016, the Board added individual director interviews to promote more direct, fulsome and candid feedback. The Lead Director meets with each board member between February and May, identifies themes in the feedback received, and leads a discussion on those topics with the full Board in May. This results in feedback for management regarding things like the length and content of Board presentations and Board meeting logistics, as well as formal written goals for the coming Board year.

Last July, the Board took the next step in further improving its evaluation process by adopting triennial third-party Board evaluations beginning in 2019. After considering shareholder feedback and reviewing corporate governance best practices, the Board determined that third-party facilitated evaluations could result in even greater candor, provide a neutral perspective, and allow the Board to benchmark the its practices against other high-performing boards and companies. We hope these steps demonstrate the Board's commitment to continuous improvement.

As always, we are proud to work closely with management and our fellow directors to ensure that The Hartford is a well-governed, shareholder-focused company with an exceptionally strong culture that is positioned to deliver sustainable, long-term growth and profitability. Thank you for your continued support.

Sincerely,

**Christopher J. Swift**
Chairman and Chief Executive Officer

**Trevor Fetter**
Lead Director

# TABLE OF CONTENTS

# PROXY SUMMARY

*This summary highlights information contained elsewhere in this proxy statement. It does not contain all the information you should consider and you should read the entire proxy statement carefully before voting.*

## BOARD AND GOVERNANCE HIGHLIGHTS

> **ITEM 1**
> # ELECTION OF DIRECTORS
> Each director nominee has an established record of accomplishment in areas relevant to overseeing our businesses and possesses qualifications and characteristics that are essential to a well-functioning and deliberative governing body.
>
> ✓    The Board recommends a vote **"FOR"** each director nominee

| | Director Nominee,  Age[1] and Present or Most Recent Experience | Independent | Director since | Current Committees[2] | Other Current Public Company Boards |
|---|---|:---:|:---:|---|---|
| | **Robert B. Allardice III**, 72 Former regional CEO, Deutsche Bank Americas | ✓ | 2008 | • Audit • FIRMCo* | • Ellington Residential Mortgage REIT • GasLog Partners |
| | **Carlos Dominguez**, 60 President, Sprinklr | ✓ | 2018 | • FIRMCo • NCG | • Medidata Solutions |
| | **Trevor Fetter**,[3] 59 Senior Lecturer, Harvard Business School | ✓ | 2007 | • Comp • FIRMCo | |
| | **Stephen P. McGill**, 61 Retired Group President, Aon Plc; Retired Chairman and CEO, Aon Risk Solutions and Aon Benfield | ✓ | 2017 | • Comp • FIRMCo | |
| | **Kathryn A. Mikells**, 53 Chief Financial Officer Diageo plc | ✓ | 2010 | • Audit • FIRMCo | • Diageo plc |
| | **Michael G. Morris**, 72 Former Chairman, President and CEO, American Electric Power Company | ✓ | 2004 | • Audit • FIRMCo • NCG* | • Alcoa • L Brands |
| | **Julie G. Richardson**, 55 Former Partner, Providence Equity Partners | ✓ | 2014 | • Audit* • FIRMCo | • UBS • VEREIT • Yext |
| | **Teresa W. Roseborough**, 60 Executive Vice President, General Counsel and Corporate Secretary, The Home Depot | ✓ | 2015 | • Comp • FIRMCo • NCG | |
| | **Virginia P. Ruesterholz**, 57 Former Executive Vice President, Verizon Communications | ✓ | 2013 | • Comp* • FIRMCo • NCG | • Bed Bath & Beyond • Frontier Communications |
| | **Christopher J. Swift**, 58 Chairman and CEO, The Hartford | | 2014 | • FIRMCo | |
| | **Greig Woodring**, 67 Retired President and CEO, Reinsurance Group of America | ✓ | 2017 | • Audit • FIRMCo | |

\*      Denotes committee chair
(1)    As of April 4, 2019
(2)    Full committee names are as follows: Audit – Audit Committee; Comp – Compensation and Management Development Committee; FIRMCo – Finance, Investment and Risk Management Committee; NCG – Nominating and Corporate Governance Committee
(3)    Mr. Fetter serves as the Lead Director. For more details on the Lead Director's role, see page 12



Nominee Tenure*

0-5 years: 5
5-10 years: 3
>10 years: 3



Nominee Diversity



Female: **4**

Male: **7**

**\*Average independent nominee tenure as of April 4, 2019: 6.4 years**

## GOVERNANCE BEST PRACTICES

The Board and management regularly review best practices in corporate governance and modify our governance policies and practices as warranted. Our current best practices are highlighted below.

| | |
|---|---|
| **Independent Oversight** | ✓ Other than CEO, all directors are independent<br>✓ Independent key committees (Audit, Compensation, Nominating)<br>✓ Empowered and engaged independent Lead Director |
| **Engaged Board / Shareholder Rights** | ✓ All directors elected annually<br>✓ Majority vote standard (with plurality carve-out for contested elections)<br>✓ Proxy access right<br>✓ Director resignation policy<br>✓ Over-boarding policy limits total public company boards, including The Hartford, to five for non-CEOs and two for sitting CEOs<br>✓ Rigorous Board and committee self-evaluation conducted annually; third party Board evaluations conducted triennially<br>✓ Meaningful Board education and training on recent and emerging governance and industry trends<br>✓ Annual shareholder engagement focused on governance, compensation and sustainability issues |
| **Good Governance** | ✓ Board diversity of experience, tenure, age and gender<br>✓ Mandatory retirement age of 75 and 15-year term limit promote regular Board refreshment<br>✓ Annual review of CEO succession plan by the independent directors with the CEO<br>✓ Annual Board review of senior management long-term and emergency succession plans<br>✓ Stock-ownership guidelines of 6x salary for CEO and 4x salary for other named executive officers<br>✓ Annual Nominating Committee review of The Hartford's political and lobbying policies and expenditures |
| **Commitment to Sustainability** | ✓ Board oversight of sustainability matters; Nominating Committee oversight of sustainability governance framework<br>✓ Sustainability Governance Committee comprised of senior management charged with overseeing a comprehensive sustainability strategy and ensuring the full Board is briefed at least annually |

## SHAREHOLDER ENGAGEMENT

We engage with shareholders and solicit feedback in a number of different ways throughout the year. Management and our investor relations team routinely speak with analysts and investors at investor conferences and other formal events, as well as group and one-on-one meetings. In September 2018, we invited a panel of institutional investors to engage with directors at a Board meeting session, a practice we began in 2011. In addition, since 2011 we have maintained an annual shareholder engagement program focused on governance and compensation issues and, more recently, sustainability. In the fall of 2018, management contacted shareholders representing over 50% of shares outstanding and had discussions with shareholders representing approximately 17% of shares outstanding, as many shareholders opted not to participate in calls, noting that they had no material concerns. As a result of shareholder feedback received in 2018 and prior years, and an analysis of governance trends and best practices, the Board and management took several important actions in 2018 to enhance the company's corporate governance practices.

| What we heard from shareholders | Actions taken |
| --- | --- |
| Periodic third-party board evaluations can lead to more candid conversations, provide a neutral perspective and help boards benchmark their corporate governance practices. | Adopted third-party facilitated evaluations every three years commencing in 2019. |
| Diversity enhances board performance and is critical to effective corporate governance. | Formalized existing company practice by amending our Corporate Governance Guidelines to ensure that diverse candidates are included in the pool from which board candidates are selected. |
| Pay equity is an area of increasing concern and companies that pay women and people of color fairly are at a competitive advantage in attracting and retaining top talent. | Instituted annual pay equity reporting to the Compensation Committee and committed to enhanced pay equity practices disclosure beginning with the company's 2018 Sustainability Report (expected to be published in summer 2019). |

## AUDIT HIGHLIGHTS

**ITEM 2**

# RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As a matter of good corporate governance, the Board is asking shareholders to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for 2019.

 The Board recommends a vote **"FOR"** this item

# COMPENSATION HIGHLIGHTS



**ITEM 3**

## ADVISORY VOTE TO APPROVE EXECUTIVE COMPENSATION

The Board is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance.

✓      The Board recommends a vote **"FOR"** this item

## 2018 FINANCIAL RESULTS

Our 2018 financial results were excellent, despite elevated catastrophe losses for the second consecutive year. Full year net income available to common stockholders was $1,801 million, core earnings* were $1,575 million, and our net income and core earnings return on equity ("ROE")*† were 13.7% and 11.6%, respectively, well in excess of our cost of capital. 2018 was also a year of several significant accomplishments, including:

- The continued integration of Aetna's U.S. group life and disability business,
- The announcement of our agreement to acquire The Navigators Group, Inc. ("Navigators"), a global specialty insurance company, and
- The close of the sale of Talcott Resolution.

We also made notable progress on our innovation agenda, including the launch of our Small Business Innovation Lab to design and test new products and business models to meet the changing needs of our small business customers, and the purchase of Y-Risk, a company specializing in the sharing and on-demand economy. During the year we also continued to make investments in our people, processes, data, and technology. As we enter 2019, our strategic priorities remain consistent and we are focused on realizing the full potential of the recent acquisitions. Expanding product capabilities and risk appetite are key pillars of our strategy; with the Group Benefits and Navigators acquisitions, the near-term focus is on successfully integrating the acquisitions and maximizing our combined potential, including deepening our distribution relationships and meeting a broader array of customer needs.

Highlighted below are year-over-year comparisons of our net income and core earnings performance and our three-year ROE and core earnings ROE results. Core earnings is the primary determinant of our annual incentive plan funding, as described on page 40, and average annual Core Earnings ROE over a three-year performance period is the metric used for 50% of performance shares granted to Senior Executives, as described on page 41 (in each case, as adjusted for compensation purposes).

### YEAR-OVER-YEAR PERFORMANCE                          THREE-YEAR PERFORMANCE

**Net Income (Loss) Available to Common Stockholders**



**Core Earnings**



**ROE**



**Core Earnings ROE**



---

\* Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.
† Net income ROE represents net income (loss) available to common stockholders ROE.

## Total Shareholder Returns

The following chart shows The Hartford's total shareholder return ("TSR") relative to the S&P 500, S&P 500 Insurance Composite and S&P P&C indices. On both a one- and three-year basis, The Hartford's TSR has lagged the broader market and peers. This result has had a direct impact on compensation for our Senior Executives, including both to their personal stock holdings and with no payout on the TSR component of 2016-2018 performance shares, as described on page 49.



### COMPENSATION DECISIONS

The table below reflects the 2018 compensation package (base salary, annual incentive plan ("AIP") award and long-term incentive ("LTI") award) for each named executive officer ("NEO"). Although this table is not a substitute for the *Summary Compensation Table* information beginning on page 52, we believe it provides a simple and concise picture of 2018 compensation decisions.

| Compensation Component | C. Swift | B. Costello | D. Elliot | B. Johnson | W. Bloom |
|---|---|---|---|---|---|
| Base Salary Rate | $ 1,150,000 | $ 725,000 | $ 950,000 | $ 575,000 | $ 575,000 |
| 2018 AIP Award | $ 4,800,000 | $ 1,925,000 | $ 3,050,000 | $ 2,250,000 | $ 1,550,000 |
| 2018 LTI Award | $ 8,000,000 | $ 1,775,000 | $ 5,000,000 | $ 1,600,000 | $ 1,100,000 |
| **Total 2018 Compensation Package** | $13,950,000 | $ 4,425,000 | $ 9,000,000 | $ 4,425,000 | $ 3,225,000 |

| 2018 Compensation Decision | Rationale |
|---|---|
| The Compensation Committee approved an AIP funding level of 160% of target. | Performance against pre-established Compensation Core Earnings targets produced a formulaic AIP funding level capped at 200% of target. The Compensation Committee reduced this funding level to 160% following its qualitative review, taking into consideration a second consecutive year of elevated catastrophe losses. (pages 46-47) |
| The Compensation Committee certified a 2016-2018 performance share award payout at 100% of target. | The company's average annual Compensation Core ROE during the performance period was 10.0%, resulting in a payout of 200% of target for the ROE component (50% of the award). Because the company's TSR during the performance period was below threshold, there was no payout for the TSR component (50% of the award). (page 49) |

## COMPONENTS OF COMPENSATION AND PAY MIX

| Compensation Component | Description |
|---|---|
| Base Salary | • Fixed level of cash compensation based on market data, internal pay equity, responsibility, expertise and performance. |
| Annual Incentive Plan | • Variable cash award based primarily on annual company operating performance against a predetermined financial target and achievement of individual performance objectives. |
| Long-Term Incentive Plan | • Variable awards granted based on individual performance, potential and market data.<br>• Designed to drive long-term performance, encourage share ownership among senior executives, and foster retention.<br>• Award mix (50% performance shares and 50% stock options) reflects actual stock price performance, peer-relative stock price and dividend performance and actual operating performance. |

Approximately 91% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance:

### Pay Mix — CEO



| Salary | Annual Incentive | Long-Term Incentive |
|---|---|---|
| 9% | 25% | 66% |

Variable with Performance: **91%**

### Pay Mix — Other NEOs



| Salary | Annual Incentive | Long-Term Incentive |
|---|---|---|
| 16% | 30% | 54% |

Variable with Performance: **84%**

## COMPENSATION BEST PRACTICES

Our current compensation best practices include the following:

### WHAT WE DO

✓ Compensation heavily weighted towards variable pay

✓ Senior Executives generally receive the same benefits as full-time employees

✓ Double trigger requirement for cash severance and equity vesting upon a change of control*

✓ Cash severance upon a change of control limited to 2x base salary + bonus

✓ Independent compensation consultant

✓ Risk mitigation in plan design and annual review of compensation plans, policies and practices

✓ Prohibition on hedging, monetization, derivative and similar transactions with company securities

✓ Prohibition on Senior Executives pledging company securities

✓ Stock ownership guidelines for directors and Senior Executives

✓ Periodic review of compensation peer groups

✓ Competitive burn rate and dilution for equity program

*In the case of equity, so long as the awards are assumed or replaced with substantially equivalent awards*

### WHAT WE DON'T DO

✖ No tax gross-ups

✖ No individual employment agreements

✖ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant

✖ No re-pricing of stock options

✖ No buy-outs of underwater stock options

✖ No reload provisions in any stock option grant

✖ No payment of dividends on unvested performance shares

# BOARD AND GOVERNANCE MATTERS

**ITEM 1**

## ELECTION OF DIRECTORS

The Nominating Committee believes the director nominees possess qualifications, skills and experience that are consistent with the standards for the selection of nominees for election to the Board set forth in our Corporate Governance Guidelines described on pages 14-16 and have demonstrated the ability to effectively oversee The Hartford's corporate, investment and business operations. Biographical information for each director nominee is described beginning on page 26, including the principal occupation and other public company directorships (if any) held in the past five years and a description of the specific experience and expertise that qualifies each nominee to serve as a director of The Hartford.

 The Board recommends a vote **"FOR"** each director nominee

## GOVERNANCE PRACTICES AND FRAMEWORK

At The Hartford, we aspire to be an exceptional company celebrated for financial performance, character, and customer value. We believe good governance practices and responsible corporate behavior are central to this vision and contribute to our long-term performance. Accordingly, the Board and management regularly consider best practices in corporate governance and shareholder feedback and modify our governance policies and practices as warranted. Our current best practices include:

| | |
|---|---|
| **Independent Oversight** | ✓ Other than CEO, all directors are independent |
| | ✓ Independent key committees (Audit, Compensation, Nominating) |
| | ✓ Empowered and engaged independent Lead Director |
| **Engaged Board / Shareholder Rights** | ✓ All directors elected annually |
| | ✓ Majority vote standard (with plurality carve-out for contested elections) |
| | ✓ Proxy access right |
| | ✓ Director resignation policy |
| | ✓ Over-boarding policy limits total public company boards, including The Hartford, to five for non-CEOs and two for sitting CEOs |
| | ✓ Rigorous Board and committee self-evaluation conducted annually; third party Board evaluations conducted triennially |
| | ✓ Meaningful Board education and training on recent and emerging governance and industry trends |
| | ✓ Annual shareholder engagement focused on governance, compensation and sustainability issues |
| **Good Governance** | ✓ Board diversity of experience, tenure, age and gender |
| | ✓ Mandatory retirement age of 75 and 15-year term limit promote regular Board refreshment |
| | ✓ Annual review of CEO succession plan by the independent directors with the CEO |
| | ✓ Annual Board review of senior management long-term and emergency succession plans |
| | ✓ Stock-ownership guidelines of 6x salary for CEO and 4x salary for other named executive officers |
| | ✓ Annual Nominating Committee review of The Hartford's political and lobbying policies and expenditures |
| **Commitment to Sustainability** | ✓ Board oversight of sustainability matters; Nominating Committee oversight of sustainability governance framework |
| | ✓ Sustainability Governance Committee comprised of senior management charged with overseeing a comprehensive sustainability strategy and ensuring the full Board is briefed at least annually |

The fundamental responsibility of our directors is to exercise their business judgment to act in what they reasonably believe to be the best interests of The Hartford and its shareholders. The Board fulfills this responsibility within the general governance framework provided by the following documents:

- Articles of Incorporation
- By-laws
- Corporate Governance Guidelines (compliant with the listing standards of the New York Stock Exchange ("NYSE") and including guidelines for determining director independence and qualifications)

- Charters of the Board's four standing committees (the Audit Committee; the Compensation and Management Development Committee ("Compensation Committee"); the Finance, Investment and Risk Management Committee ("FIRMCo"); and the Nominating and Corporate Governance Committee ("Nominating Committee"))
- Code of Ethics and Business Conduct
- Code of Ethics and Business Conduct for Members of the Board of Directors

Copies of these documents are available on our investor relations website at http://ir.thehartford.com or upon request sent to our Corporate Secretary (see page 70 for details).

## DIRECTOR INDEPENDENCE

The Board annually reviews director independence under applicable law, the listing standards of the NYSE and our Corporate Governance Guidelines. In addition, per our Corporate Governance Guidelines, in order to identify potential conflicts of interest and to monitor and preserve the independence, any director who wishes to become a director of another for-profit entity must obtain the pre-approval of the Nominating Committee.

The Board has affirmatively determined that all directors other than Mr. Swift are independent.

## BOARD LEADERSHIP STRUCTURE

### Board Chair

The roles of CEO and Chairman of the Board ("Chairman") are held by Christopher Swift. Mr. Swift has served as CEO since July 1, 2014, and was appointed Chairman on January 5, 2015. In late 2014, before Mr. Swift assumed the role of Chairman, the Board deliberated extensively on our board leadership structure, seeking feedback from shareholders and considering extensive corporate governance analysis. The Board concluded then, and continues to believe, that our historical approach of combining the roles of CEO and Chairman while maintaining strong, independent board leadership is the optimal leadership structure for the Board to carry out its oversight of our strategy, business operations and risk management.

The Board believes other elements of our corporate governance structure ensure independent directors can perform their role as fiduciaries in the Board's oversight of management and our business, and minimize any potential conflicts that may result from combining the roles of CEO and Chairman. For example:

- All directors other than Mr. Swift are independent;
- An empowered and engaged Lead Director provides independent Board leadership and oversight; and
- At each regularly scheduled Board meeting, the non-management directors meet in in executive session without the CEO and Chairman present (nine such meetings in 2018).

As part of its evaluation process, the Board has committed to undertaking an annual review of its leadership structure to ensure it continues to serve the best interests of shareholders and positions the company for future success.

### Independent Lead Director

Whenever the CEO and Chairman roles are combined, our Corporate Governance Guidelines require the independent directors to elect an independent Lead Director. Trevor Fetter was elected our Lead Director in May 2017. The responsibilities and authority of the Lead Director include the following:

- Presiding at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors;
- Serving as a liaison between the CEO and Chairman and the non-management directors;
- Regularly conferring with the Chairman on matters of importance that may require action or oversight by the Board, ensuring the Board focuses on key issues and tasks facing The Hartford;
- Approving information sent to the Board and meeting agendas for the Board;
- Approving the Board meeting schedules to help ensure that there is sufficient time for discussion of all agenda items;
- Maintaining the authority to call meetings of the independent non-management directors;
- Approving meeting agendas and information for the independent non-management sessions and briefing, as appropriate, the Chairman on any issues arising out of these sessions;
- If requested by shareholders, ensuring that he or she is available, when appropriate, for consultation and direct communication; and
- Leading the Board's evaluation process and discussion on board refreshment and director tenure.

The Board believes that these duties and responsibilities provide for strong independent Board leadership and oversight.

# ANNUAL BOARD EVALUATION PROCESS

The Nominating Committee oversees the Board's multi-step evaluation process to ensure an ongoing, rigorous assessment of the Board's effectiveness, composition and priorities. In addition to the full Board evaluation process, the standing committees of the Board undertake separate self-assessments on an annual basis.

In 2018, the Board further augmented its evaluation process with the adoption of third-party facilitated evaluations every three years, commencing in 2019. This was the most recent action in a multi-year effort to enhance the Board's evaluation process, beginning with the adoption of individual director interviews in 2016. The Board sought and considered shareholder feedback on the merits of third party board evaluation and ultimately concluded that periodic third party board evaluations would promote more candid conversations, provide a neutral perspective, and help the Board benchmark its corporate governance practices.

| | | |
|---|---|---|
| | **Board Evaluation and Development of Goals** (May) | The Lead Director, or third-party evaluator, leads a Board evaluation discussion in executive session guided by the Board's self-assessment questionnaire and key themes identified through one-on-one discussions. The Board identifies successes and areas for improvement from the prior Board year and establishes formal goals for the year ahead. |
| | **Annual Corporate Governance Review / Shareholder Engagement Program** (October to December) | The Nominating Committee performs an annual review of The Hartford's corporate governance policies and practices in light of best practices, recent developments and trends. In addition, the Nominating Committee reviews feedback on governance issues provided by shareholders during our annual shareholder engagement program. |
| | **Interim Review of Goals** (December) | The Lead Director leads an interim review of progress made against the goals established during the Board evaluation discussion in May. |
| | **Board Self-Assessment Questionnaires** (February) | The governance review and shareholder feedback inform the development of written questionnaires that the Board and its standing committees use to help guide self-assessment. The Board's questionnaire covers a wide range of topics, including the Board's:<br>• Fulfillment of its responsibilities under the Corporate Governance Guidelines;<br>• Effectiveness in overseeing our business plan, strategy and risk management;<br>• Leadership structure and composition, including mix of experience, skills, diversity and tenure;<br>• Relationship with management; and<br>• Processes to support the Board's oversight function. |
| | **One-on-One Discussions** (February to May) | The Lead Director, or third-party evaluator, meets individually with each independent director on Board effectiveness, dynamics and areas for improvement. |

When the Lead Director led the Board evaluation session in May 2018, there was agreement that the Board was operating effectively and a number of improvements directly resulting from the Board's 2017-2018 goals were noted. For example, strategy and growth were discussed at every Board meeting, and a regular cadence was established for updates from the company's Chief Strategy & Ventures Officer and business line leaders, as well as sessions devoted to market dynamics. In addition, the Board engaged in more substantive talent management discussions to understand and assess the health of succession planning.

# BOARD COMPOSITION AND REFRESHMENT

## DIRECTOR SUCCESSION PLANNING

The Nominating Committee is responsible for identifying and recommending to the Board candidates for Board membership. Throughout the year, the Nominating Committee considers the Board's composition, skills and attributes to determine whether they are aligned with our long-term strategy and major risks. The succession planning process is informed by the results of the Board and committee evaluation processes, as well as anticipated needs in light of The Hartford's retirement and tenure policies (described below). To assist the Nominating Committee in identifying prospective Board nominees when undertaking a search, the company retains an outside search firm. The Nominating Committee also considers candidates suggested by its members, other Board members, management and shareholders.

The Nominating Committee evaluates candidates against the standards and qualifications set forth in our Corporate Governance Guidelines as well as other relevant factors, including the candidate's potential contribution to the diversity of the Board. In 2018 the Board amended our Corporate Governance Guidelines to ensure that diverse candidates are included in the pool from which board candidates are selected.

The Nominating Committee's most recent director searches, which began in 2016 and culminated in the elections of Greig Woodring and Stephen McGill in October 2017 and Carlos Dominguez in December 2017, illustrate our typical succession planning process, which begins with an assessment the Board's current skills and attributes, and then identifies skills or attributes that are needed, or may be needed in the future, in light of the company's strategy.

**Indicative Director Search Process: 2016**



| Development of Candidate Specification | Screening of Candidates | Meeting With Candidates | Decision and Nomination |
|---|---|---|---|
| • Developed skills matrix to identify desired skills and attributes<br><br>• Targeted two areas of expertise aligned with our strategy: insurance industry experience and digital experience<br><br>• Prioritized diversity | • Considered three outside search firms and selected one to lead process<br><br>• Screened 97 candidates for the insurance specification<br><br>• Screened 195 candidates for the digital specification | • Top candidates interviewed by Nominating Committee members, other directors, and management<br><br>• Finalist candidates underwent background and conflicts checks | • Nominating Committee recommendation of candidates and committee assignments to full Board<br><br>• Board consideration and adoption of recommendation |

## DIRECTOR TENURE

The Nominating Committee strives for a Board that includes a mix of varying perspectives and breadth of experience. Newer directors bring fresh ideas and perspectives, while longer tenured directors bring extensive knowledge of our complex operations. As part of its annual evaluation process, the Board assesses its overall composition, including director tenure, and does not believe the independence of any director nominee is compromised due to Board tenure.

In order to promote thoughtful Board refreshment, the Board has adopted the following in our Corporate Governance Guidelines:

- **Retirement Age.** With limited exceptions, an independent director may not be nominated to stand for election or reelection to the Board after his or her 75th birthday.

- **Tenure Policy.** An independent director may not stand for reelection after serving as a director for 15 years.

**Nominee Tenure***



0-5 years: 5

5-10 years: 3

>10 years: 3

***Average independent nominee tenure as of 4/4/19: 6.4 years**

The Board believes that these age and tenure policies provide discipline to the Board refreshment process, improve succession planning and support Board independence. Moreover, the policies supplement and strengthen the Board evaluation process as follows:

- During the annual Board self-assessment process following an independent director's eighth year of service, the Lead Director (or the Chair of the Nominating Committee in the case of the Lead Director) will review with such independent director his or her independence, outside commitments, future plans and other matters that may impact ongoing service on the Board.

- During the annual Board self-assessment process following an independent director's twelfth year of service and each year thereafter, discussions will also include the timing of the director's retirement from the Board (i.e., after 15 years or earlier).

## DIRECTOR DIVERSITY

The Board believes a diverse membership with varying perspectives and breadth of experience is an important attribute of a well-functioning board and contributes positively to robust discussion at meetings. The Nominating Committee considers diversity in the context of the Board as a whole and takes into account considerations relating to race, gender, ethnicity and the range of perspectives the directors bring to their Board work. As part of its consideration of prospective nominees, the Board and the Nominating Committee monitor whether the directors as a group meet The Hartford's criteria for the composition of the Board, including diversity considerations. As part of our continuing efforts to bring diverse perspectives to the Board:

- Since 2010 the Board has added four women, two people of color, and one director of non-U.S. origin;

- In 2016, Julie Richardson became chair of the Audit Committee and Virginia Ruesterholz became chair of the Compensation Committee, which increased female leadership on the Board; and

- In 2018, the Board amended our Corporate Governance Guidelines to ensure that diverse candidates are included in the pool from which board candidates are selected.

**Nominee Diversity**



Female: **4**



Male: **7**

According to the 2018 Spencer Stuart Board Index:

- Women constituted 24% of all S&P 500 directors, compared to 36% of The Hartford's nominees

- People of color* constituted 17% of directors in the top 200 S&P 500 companies, compared to 18% of The Hartford's nominees

- Directors of non-U.S. origin constituted 8% of directors in the top 200 S&P 500 companies, compared to 9% of The Hartford's nominees

- The average tenure of independent directors on S&P 500 boards is 8.1 years, compared to 6.4 years at The Hartford

- Women chaired 20% of audit committees and 19% of compensation committees at S&P 500 companies; at The Hartford, women chair both committees

*Defined as African-American, Hispanic/Latino and Asian directors.*

## DIRECTOR ONBOARDING AND ENGAGEMENT

All directors are expected to invest the time and energy required to gain an in-depth understanding of our business and strategy. When new directors join the Board, they receive materials to familiarize them with The Hartford, its strategy, leadership, financial performance and governance. In addition, new directors devote multiple days to orientation with senior management. Sessions vary depending on experience and initial committee assignment, but generally include overviews of director responsibilities; each of the company's businesses; financial results; operations and technology; and enterprise risk management. At least one Board meeting each year is devoted entirely to the company's strategy, and strategy-focused presentations are planned for each regularly scheduled Board meeting.

Our Board members also participate in other company activities and engage directly with our employees at a variety of events throughout the year. Recent examples include speaking at Professional Women's Network and Ethics and Compliance Week events, as well as attendance at an annual dinner with employees working on key strategic business priorities or engaged with our employee resource groups.

## SHAREHOLDER PROPOSED NOMINEES

The Nominating Committee will consider director candidates recommended by shareholders using the same criteria described above. Shareholders may also directly nominate someone at an annual meeting. Nominations for director candidates are closed for 2019. To nominate a candidate at our 2020 Annual Meeting, notice must be received by our Corporate Secretary at the address below by February 14, 2020 and must include the information specified in our By-laws, including, but not limited to, the name of the candidate, together with a brief biography, an indication of the candidate's willingness to serve if elected, and evidence of the nominating shareholder's ownership of our Common Stock.

Pursuant to our proxy access By-law, a shareholder, or group of up to 20 shareholders, may nominate a director and have the nominee included in our proxy statement. The shareholder, or group collectively, must have held at least 3% of our Common Stock for three years in order to make a nomination, and may nominate as many as two directors, or a number of directors equal to 20% of the board, whichever is greater, provided that the shareholder(s) and the nominee(s) satisfy the requirements in our By-laws. Notice of proxy access director nominees for inclusion in our 2020 proxy statement must be received by our Corporate Secretary at the address below no earlier than November 6, 2019 and no later than December 6, 2019.

In each case, submissions must be delivered or mailed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

# COMMITTEES OF THE BOARD

The Board has four standing committees: the Audit Committee; the Compensation Committee; FIRMCo; and the Nominating Committee. The Board has determined that all of the members of the Audit Committee, the Compensation Committee and the Nominating Committee qualify as "independent" under applicable law, the listing standards of the NYSE and our Corporate Governance Guidelines. The current members of the Board, the committees on which they serve and the primary functions of each committee are identified below.

## AUDIT COMMITTEE

**CURRENT MEMBERS:***

R. Allardice

K. Mikells

M. Morris

J. Richardson (Chair)

G. Woodring

**MEETINGS IN 2018:** 9

\* The Board has determined that all members are "financially literate" within the meaning of the listing standards of the NYSE and "audit committee financial experts" within the meaning of the SEC's regulations.

*"In addition to its annual business and technology risk assessments and review of management's loss reserve estimates, the Audit Committee devoted substantial time to non-recurring items in 2018, overseeing the accounting impacts resulting from Tax Reform and the final accounting of both the Talcott sale and the 2017 acquisition of Aetna's U.S. group life and disability business."*

Julie G. Richardson, Committee Chair since 2016

**ROLES AND RESPONSIBILITIES**

- Oversees the integrity of the company's financial statements

- Oversees accounting, financial reporting and disclosure processes and the adequacy of management's systems of internal control over financial reporting

- Oversees the company's relationship with, and performance of, the independent registered public accounting firm, including its qualifications and independence

- Oversees the performance of the internal audit function

- Oversees the company's compliance with legal and regulatory requirements and our Code of Ethics and Business Conduct

- Discusses with management policies with respect to risk assessment and risk management

## COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

**CURRENT MEMBERS:**

T. Fetter

S. McGill

T. Renyi

T. Roseborough

V. Ruesterholz (Chair)

**MEETINGS IN 2018:** 6

*"The Committee has taken an active role in support of the company's commitment to fair pay, particularly for women and people of color. In 2018, management provided the Committee with a comprehensive review of the company's process and practices, which include analyzing pay equity three times annually - before, during, and after the annual compensation planning cycle - to identify unexplained pay disparities and provide the opportunity to take appropriate actions if necessary. The Committee is pleased with the rigor of the process and confident that management has and will continue to take steps to ensure pay equity for women and people of color. The Committee will receive updates on an annual basis, with report-outs going to the full Board."*

Virginia Ruesterholz, Committee Chair since 2016

**ROLES AND RESPONSIBILITIES**

- Oversees executive compensation and assists in defining an executive total compensation policy

- Works with management to develop a clear relationship between pay levels, performance and returns to shareholders, and to align compensation structure with objectives

- Has sole authority to retain, compensate and terminate any consulting firm used to evaluate and advise on executive compensation matters

- Considers independence standards required by the NYSE or applicable law prior to retaining compensation consultants, accountants, legal counsel or other advisors

- Meets annually with a senior risk officer to discuss and evaluate whether incentive compensation arrangements create material risks to the company

- Responsible for compensation actions and decisions with respect to certain senior executives, as described in the *Compensation Discussion and Analysis* beginning on page 36

## FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE

**CURRENT MEMBERS:**

R. Allardice (Chair)

C. Dominguez

T. Fetter

S. McGill

K. Mikells

M. Morris

T. Renyi

J. Richardson

T. Roseborough

V. Ruesterholz

C. Swift

G. Woodring

**MEETINGS IN 2018:** 5

*"In 2018, FIRMCo continued to focus on the company's underwriting discipline, the monitoring of catastrophe risks and the management of the investment portfolio given the volatility in the capital markets. In addition, in light of the company's strategic transformation, the Committee reviewed the company's updated risk appetite framework."*

Robert B. Allardice III, Committee Chair since 2016

**ROLES AND RESPONSIBILITIES**

- Reviews and recommends changes to enterprise policies governing management activities relating to major risk exposures such as market risk, liquidity and capital requirements, insurance risks and cybersecurity

- Reviews the company's overall risk appetite framework, which includes an enterprise risk appetite statement, risk preferences, risk tolerances, and an associated limit structure for each of the company's major risks

- Reviews and recommends changes to financial, investment and risk management guidelines

- Provides a forum for discussion among management and the entire Board of key financial, investment, and risk management matters

## NOMINATING AND CORPORATE GOVERNANCE COMMITTEE

**Current Members:**

C. Dominguez

M. Morris (Chair)

T. Renyi

T. Roseborough

V. Ruesterholz

**Meetings in 2018:** 4

*"In 2018, the Nominating Committee continued its focus on board composition and effectiveness. As a result of Committee recommendations, the Board formalized its commitment to diversity by adopting a policy to ensure that diverse candidates are considered in each director search; and further enhanced its evaluation process by adopting third-party facilitated evaluations every three years, commencing in 2019."*

Michael G. Morris, Committee Chair since 2018

**ROLES AND RESPONSIBILITIES**

- Advises and makes recommendations to the Board on corporate governance matters
- Considers potential nominees to the Board
- Makes recommendations on the organization, size and composition of the Board and its committees
- Considers the qualifications, compensation and retirement of directors
- Reviews policies and reports on political contributions
- Oversees the establishment, management and processes related to environmental, social and governance activities

# THE BOARD'S ROLE AND RESPONSIBILITIES

## BOARD RISK OVERSIGHT

The Board as a whole has ultimate responsibility for risk oversight. We have a formal enterprise Risk Appetite Framework that is reviewed by the Board at least annually. In light of the evolution of the company's business and risk profile, the 2018 review of the Risk Appetite Framework included a revised enterprise risk appetite statement and revised risk preferences, tolerances, and limits.

The Board exercises its oversight function through its standing committees, each of which has primary risk oversight responsibility for all matters within the scope of its charter. Annually, each committee reviews and reassesses the adequacy of its charter and the Nominating Committee reviews all charters and recommends any changes to the Board for approval. The chart below provides examples of each committee's risk oversight responsibilities.



**BOARD OF DIRECTORS**

| AUDIT COMMITTEE | COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE | FINANCE, INVESTMENT AND RISK MANAGEMENT COMMITTEE | NOMINATING AND CORPORATE GOVERNANCE COMMITTEE |
|---|---|---|---|
| • Financial reporting<br>• Legal and regulatory compliance<br>• Operational risk | • Compensation programs<br>• Talent acquisition, retention and development<br>• Succession planning | • Insurance risk<br>• Market risk<br>• Liquidity and capital requirements<br>• Cybersecurity | • Governance policies and procedures<br>• Board organization and membership<br>• Sustainability governance |

The Audit Committee discusses with management risk assessment and risk management policies. FIRMCo oversees the investment, financial, and risk management activities of the company and has oversight of all risks that do not fall within the oversight responsibility of any other standing committee. FIRMCo is also briefed on our risk profile and risk management activities.

With respect to cybersecurity risk oversight, senior members of our Enterprise Risk Management, Information Protection and Internal Audit functions provide detailed, regular reports on cybersecurity matters (including assessments conducted by, or in conjunction with, third parties) to the full Board; FIRMCo, which has principal responsibility for oversight of cybersecurity risk; and/or the Audit Committee, which oversees controls for the Company's major risk exposures. The topics covered by these reports include The Hartford's activities, policies and procedures to prevent, detect and respond to cybersecurity incidents, as well as lessons learned from cybersecurity incidents and internal and external testing of our cyber defenses.

For a detailed discussion of management's day-to-day management of risks, including sources, impact and management of specific categories of risk, see Part II - Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our annual report on Form 10-K for the year ended December 31, 2018.

## BOARD AND SHAREHOLDER MEETING ATTENDANCE

The Board met nine times during 2018 and each of the directors attended 75% or more of the aggregate number of meetings of the Board and the committees on which he or she served. We encourage our directors to attend the Annual Meeting of Shareholders, and all of our directors attended the Annual Meeting of Shareholders held on May 16, 2018.

## SHAREHOLDER ENGAGEMENT

Our Board and management value shareholder views and believe engagement with shareholders promotes transparency, accountability, and strong governance practices. We engage with shareholders and solicit feedback in a number of different ways throughout the year. Management and our investor relations team routinely speak with analysts and investors at investor conferences and other formal events, as well as group and one-on-one meetings. In September 2018, we invited a panel of institutional investors to engage with directors at a Board meeting session, a practice we began in 2011. In addition, since 2011 we have maintained an annual shareholder engagement program focused on governance and compensation issues and, more recently, sustainability.

As part of our annual shareholder engagement program, management contacts our largest shareholders in the fall of each year and reports their feedback directly to the Nominating Committee and the Compensation Committee. In the fall of 2018, management contacted shareholders representing approximately 50% of shares outstanding and had discussions with shareholders representing approximately 17% of shares outstanding, as many shareholders opted not to participate in calls, noting that they had no material concerns.

As a result of shareholder feedback received in 2018 and prior years, and an analysis of governance trends and best practices, the Board and management took several important actions in 2018 to enhance The Hartford's corporate governance practices.

| What we heard from shareholders | Actions taken |
| --- | --- |
| Periodic third-party board evaluations can lead to more candid conversations, provide a neutral perspective and help boards benchmark their corporate governance practices. | Adopted third-party facilitated evaluations every three years commencing in 2019. |
| Diversity enhances board performance and is critical to effective corporate governance. | Formalized existing company practice by amending our Corporate Governance Guidelines to ensure that diverse candidates are included in the pool from which board candidates are selected. |
| Pay equity is an area of increasing concern and companies that pay women and people of color fairly are at a competitive advantage in attracting and retaining top talent. | Instituted annual pay equity reporting to the Compensation Committee and committed to enhanced pay equity practices disclosure beginning with the company's 2018 Sustainability Report (expected to be published in summer 2019). |

## TALENT DEVELOPMENT AND SUCCESSION PLANNING

Talent development and succession planning are important parts of the Board's governance responsibilities. The CEO and independent directors conduct an annual review of succession and continuity plans for the CEO. Succession planning includes the identification and development of potential successors, policies and principles for CEO selection, and plans regarding succession in the case of an emergency or the retirement of the CEO. In addition, each year, the Compensation Committee reviews succession and continuity plans for the CEO and each member of the executive leadership team that reports to the CEO. The Compensation Committee's charter requires that it discuss the results of these reviews with the independent directors and/or the CEO. However, given the importance of the topic and the engagement of the full Board on the issue, all directors are invited to these sessions. The full Board routinely meets and interacts with employees who have been identified as potential future leaders of the company.

In recent years, the Board's robust talent development and succession planning efforts have resulted in the seamless and well-managed transition of internal candidates into the company's most senior roles.

## BUSINESS ETHICS AND CONDUCT

> ## "Always act with integrity and honesty, and be accountable in everything you do."
>
> *The Hartford's Code of Ethics and Business Conduct*

Striving to do the right thing every day and in every situation is fundamental to our culture, and we are proud that we have been recognized eleven times, including in 2019, by The Ethisphere® Institute as one of the "World's Most Ethical Companies." We have adopted a Code of Ethics and Business Conduct, which applies to all of our employees, including our principal executive officer, principal financial officer and principal accounting officer. We have also adopted a Code of Ethics and Business Conduct for Members of the Board of Directors (the "Board Code of Ethics") and a Code of Ethics and Political Compliance. These codes require that all of our employees and directors engage in honest and ethical conduct in performing their duties, provide guidelines for the ethical handling of actual or apparent conflicts of interest, and provide mechanisms to report unethical conduct. Directors certify compliance with the Board Code of Ethics annually.

We provide our employees with a comprehensive and ongoing educational program, including courses on our Code of Ethics and Business Conduct, potential conflicts of interest, privacy and information protection, marketplace conduct, and ethical decision-making. Hotlines and online portals have been established for employees, vendors, or others to raise ethical concerns and employees are encouraged to speak up whenever they have an ethics-oriented question or problem.

## POLITICAL ACTIVITIES

The Nominating Committee reviews the company's political and lobbying policies and reports of political contributions annually. As part of our Code of Ethics and Business Conduct, we do not make corporate contributions to political candidates or parties, and we require that no portion of our dues paid to trade associations be used for political contributions. We do allow the use of corporate resources for non-partisan political activity, including voter education and registration. We have two political action committees ("PACs"), The Hartford Advocates Fund and The Hartford Advocates Federal Fund. The PACs are solely funded by voluntary contributions from eligible employees in management-level roles. The PACs support candidates for federal and state office who are interested in understanding insurance issues and developing public policy to address them. Our website includes information on: (1) contributions made by The Hartford's PACs; (2) our policy on corporate contributions for political purposes; and (3) annual dues, assessments and contributions of $25,000 or more to trade associations and coalitions. To learn more, please access our 2018 Political Activities Report, at https://ir.thehartford.com/corporate-governance/political-engagement.

# SUSTAINABILITY PRACTICES

We believe that having a positive impact on the world is the right thing to do and a business imperative. Fostering and safeguarding human achievement has been our business for over two hundred years, and sustainability considerations are integral to our strategy. We recognize that people want to work for, invest in, and buy from an organization that shares their values. Our sustainability efforts address economic, environmental and social impacts as highlighted in four key areas:

| ENVIRONMENT | SOCIAL | | GOVERNANCE |
|---|---|---|---|
|  **Environmental Stewardship** |  **Communities & Giving** |  **Diversity & Inclusion** |  **Ethics & Governance** |
| As an insurance company, we understand the risks that environmental challenges present to people and communities. As stewards of the environment, we are committed to mitigating climate change and reducing our carbon footprint incrementally each year. | We help individuals and communities prevail by building safe, strong and successful neighborhoods through targeted philanthropic investments, by partnering with like-minded national and local organizations, and by harnessing the power of our more than 18,500 employees to engage in their communities. | We are committed to building an inclusive and engaging culture where people are respected for who they are, recognized for how they contribute and celebrated for growth and exceptional performance. We value the diversity of our employees' skills and life experiences and invest deeply in their development so they can deliver on our strategy and propel our company forward. | We believe that doing the right thing every day is core to our character, and we are proud of our reputation for being a company that places ethics and integrity above all else. |

Our sustainability strategy is built around measurable goals intended to both create long-term shareholder value and contribute positively to society at large.  For example, by 2022 some of our goals are to:

- Reduce non-biodegradable non-recyclable solid waste by 20% and eliminate the use of Styrofoam;

- Reduce our facilities' use of both energy and water by 15%;

- Double the percentage of hybrid or electric fleet vehicles, and move to 100% electric for campus shuttles and security vehicles;

- Rank in the top quartile in the insurance industry for representation of women and people of color through three levels of reporting to the CEO

- Provide one million small business customers and their employees with access to addiction prevention and educational resources to combat the opioid epidemic; and

- Bring the total number of children deputized through our signature Junior Fire Marshal® program to more than 115 million.

To learn more, please access our Sustainability Highlight Report, which presents our sustainability goals and provides data on our sustainability practices and achievements, and our Global Reporting Initiative (GRI) G4 Response, which offers greater detail on our sustainability activities at: https://www.thehartford.com/about-us/corporate-sustainability.

**ESG Governance**

Under our Corporate Governance Guidelines, the full Board has oversight responsibility for The Hartford's corporate reputation and ESG activities. The Board receives a "deep dive" report on an ESG topic annually. The first such report was a deep dive on climate change and severe weather in February 2018, which, among other things, looked at (1) how the company is reducing its environmental impact; (2) how the company helps its customers reduce their environmental impact through its products, services and investments; and (3) how the company's Enterprise Risk Management function monitors and manages the risks associated with climate change and severe weather.

In addition to the Board's oversight responsibility of substantive ESG topics, the Nominating Committee retains oversight of the governance framework and processes related to ESG activities. This includes oversight of the company's Sustainability Governance Committee, a management committee comprised of senior leaders that sets and helps drive execution of the company's sustainability strategy. The Sustainability Governance Committee  meets at least four times each year and reports up to the full Board at least annually.  In 2018, the Sustainability Governance Committee met six times.

# DIRECTOR COMPENSATION

We use a combination of cash and stock-based compensation to attract and retain qualified candidates to serve on the Board. Members of the Board who are employees of The Hartford or its subsidiaries are not compensated for service on the Board or any of its committees.

For the 2018-2019 Board service year, non-management directors received an annual cash retainer of $100,000 and a $160,000 annual equity grant of restricted stock units ("RSUs"). Annual cash and equity retainer amounts have not increased since 2014.

## ANNUAL CASH FEES

Cash compensation for the 2018-2019 Board service year beginning on May 16, 2018, the date of the 2018 Annual Meeting of Shareholders, and ending on May 15, 2019, the date of the 2019 Annual Meeting, is set forth below.

| Annual Cash Compensation[1] | Director Compensation Program |
|---|---|
| Annual Retainer | $100,000 |
| Chair Retainer | $25,000 – Audit<br>$25,000 – FIRMCO, Compensation<br>$15,000 – Nominating |
| Lead Director Retainer | $35,000 |

(1) Directors may elect to defer all or part of the annual Board cash retainer and any Committee Chair or Lead Director cash retainer into RSUs, to be distributed as common stock following the end of the director's Board service.

## ANNUAL EQUITY GRANT

In 2018, directors received an annual equity grant of $160,000, payable solely in RSUs pursuant to The Hartford 2014 Incentive Stock Plan.

The RSUs vest and are distributed as common stock at the end of the Board service year, unless the director has elected to defer distribution until the end of Board service. Directors may not sell, exchange, transfer, pledge, or otherwise dispose of the RSUs. Resignation from the Board will result in a forfeiture of all unvested RSUs at the time of such resignation unless otherwise determined by the Compensation Committee. However, RSUs will automatically vest upon the occurrence of any of the following events: (a) retirement from service on the Board in accordance with our Corporate Governance Guidelines; (b) death of the director; (c) total disability of the director, as defined in the 2014 Incentive Stock Plan; (d) resignation by the director under special circumstances where the Compensation Committee, in its sole discretion, consents to waive the remaining vesting period; or (e) a "change of control," as defined in the 2014 Incentive Stock Plan. Outstanding RSUs are credited with dividend equivalents equal to dividends paid to holders of our common stock.

## OTHER

We provide each director with $100,000 of group life insurance coverage and $750,000 of accidental death and dismemberment and permanent total disability coverage while he or she serves on the Board. We also reimburse directors for travel and related expenses they incur in connection with their Board and committee service.

## STOCK OWNERSHIP GUIDELINES AND RESTRICTIONS ON TRADING

The Board has established stock ownership guidelines for each director to obtain, by the third anniversary of the director's appointment to the Board, an ownership position in our common stock equal to five times his or her total annual cash retainer (including cash retainers paid for committee chair or Lead Director responsibilities). All directors with at least three years of Board service met the stock ownership guidelines as of December 31, 2018.

Our insider trading policy prohibits all hedging activities by directors, and permits directors to engage in transactions involving The Hartford's equity securities only through: (1) a pre-established trading plan pursuant to Rule 10b5-1 of the Securities Exchange Act of 1934; or (2) during "trading windows" of limited duration following the filing with the SEC of our periodic reports on Forms 10-K and 10-Q and following a determination by the company that the director is not in possession of material non-public information. In addition, our insider trading policy grants us the ability to suspend trading of our equity securities by directors.

# DIRECTOR SUMMARY COMPENSATION TABLE

We paid the following compensation to directors for the fiscal year ended December 31, 2018.

| Name | Fees Earned or Paid in Cash ($)[1] | Stock Awards ($)[2] | All Other Compensation ($) | Total ($) |
|---|---|---|---|---|
| Robert Allardice | 125,000 | 160,000 | 2,745 | 287,745 |
| Carlos Dominguez[3] | 125,000 | 200,000 | 951 | 325,951 |
| Trevor Fetter | 135,000 | 160,000 | 789 | 295,789 |
| Stephen P. McGill[4] | 100,000 | 226,700 | 1,253 | 327,953 |
| Kathryn A. Mikells | 100,000 | 160,000 | 902 | 260,902 |
| Michael G. Morris | 115,000 | 160,000 | 2,745 | 277,745 |
| Thomas Renyi | 100,000 | 160,000 | 2,745 | 262,745 |
| Julie G. Richardson | 125,000 | 160,000 | 789 | 285,789 |
| Teresa W. Roseborough | 100,000 | 160,000 | 1,065 | 261,065 |
| Virginia P. Ruesterholz | 125,000 | 160,000 | 789 | 285,789 |
| Greig Woodring[4] | 100,000 | 226,700 | 1,797 | 328,497 |

(1) Directors Mikells, Renyi and Richardson each elected to receive vested RSUs in lieu of cash compensation. The vested RSUs will be distributed as common stock following the end of the director's Board service.

(2) These amounts reflect the aggregate grant date fair value of RSU awards granted during the fiscal year ended December 31, 2018.

(3) Upon appointment to the Board on February 21, 2018, Mr. Dominguez received a pro-rated annual cash retainer of $25,000 which is included with the 2018-2019 cash retainer of $100,000 he received in May 2018. Mr. Dominguez also received a pro-rated restricted stock unit award for the 2017-2018 Board service year valued at $40,000 based on a closing stock price of $53.81 on February 27, 2018; this award vested on May 16, 2018, the last day of the 2017-2018 Board year.

(4) Mr. McGill and Mr. Woodring each received a pro-rated restricted stock unit award valued at $66,700 on February 27, 2018, the first day of the Company's scheduled trading window following the filing of the Company's 2017 annual report on Form 10-K. The number of RSUs subject to the award was determined by dividing the grant value of $66,700 by $53.81, the closing market price per share of The Hartford common stock on the grant date of February 27, 2018. These awards fully vested on May 16, 2018, the last day of the 2017-2018 Board year. Mr. McGill elected to defer receipt of his RSU award until the end of his Board service.

## DIRECTOR COMPENSATION TABLE—OUTSTANDING EQUITY

The following table shows the number and value of unvested equity awards outstanding as of December 31, 2018. The value of these unvested awards is calculated using a market value of $44.45, the NYSE closing price per share of our common stock on December31, 2018. The numbers have been rounded to the nearest whole dollar or share.

| Name | Stock Grant Date[2] | Stock Awards[1] Number of Shares or Units of Stock That Have Not Vested (#)[3] | Market Value of Shares or Units of Stock That Have Not Vested ($) |
|---|---|---|---|
| Robert Allardice | 7/30/2018 | 3,056 | 135,839 |
| Carlos Dominguez | 7/30/2018 | 3,056 | 135,839 |
| Trevor Fetter | 7/30/2018 | 3,056 | 135,839 |
| Stephen P. McGill | 7/30/2018 | 3,056 | 135,839 |
| Kathryn A. Mikells | 7/30/2018 | 3,056 | 135,839 |
| Michael G. Morris | 7/30/2018 | 3,056 | 135,839 |
| Thomas Renyi | 7/30/2018 | 3,056 | 135,839 |
| Julie G. Richardson | 7/30/2018 | 3,056 | 135,839 |
| Teresa W. Roseborough | 7/30/2018 | 3,056 | 135,839 |
| Virginia P. Ruesterholz | 7/30/2018 | 3,056 | 135,839 |
| Greig Woodring | 7/30/2018 | 3,056 | 135,839 |

(1)   Additional stock ownership information is set forth in the beneficial ownership table on page 65.
(2)   The RSUs were granted on July 30, 2018, the first day of the scheduled trading window following the filing of our Form 10-Q for the quarter ended June 30, 2018.
(3)   The number of RSUs for each award was determined by dividing $160,000 by $52.67, the closing price of our common stock as reported on the NYSE on the date of the award. The RSUs will vest on May 15, 2019, and will be distributed at that time in shares of the company's common stock unless the director had previously elected to defer distribution of all or a portion of his or her annual RSU award until the end of Board service.  Directors Fetter, McGill, Mikells, Renyi and Richardson have made elections to defer distribution of 100% of their RSU award.

# CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Board has adopted a Policy for the Review, Approval or Ratification of Transactions with Related Persons. This policy requires our directors and Section 16 executive officers to promptly disclose any actual or potential material conflict of interest to the Chair of the Nominating Committee and the Chairman for evaluation and resolution. If the transaction involves a Section 16 executive officer or an immediate family member of a Section 16 executive officer, the matter must also be disclosed to our General Auditor or Director of Compliance for evaluation and resolution.

We did not have any transactions requiring review under this policy during 2018.

# COMMUNICATING WITH THE BOARD

Shareholders and other interested parties may communicate with directors by contacting Donald C. Hunt, Vice President and Corporate Secretary of The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. The Corporate Secretary will relay appropriate questions or messages to the directors. Only items related to the duties and responsibilities of the Board will be forwarded.

Anyone interested in raising a complaint or concern regarding accounting issues or other compliance matters directly with the Audit Committee may do so anonymously and confidentially by contacting EthicsPoint:

| By internet | By telephone | By mail |
|:---:|:---:|:---:|
| Visit 24/7 www.ethicspoint.com | 1-866-737-6812 (U.S. and Canada) 1-866-737-6850 (all other countries) | The Hartford c/o EthicsPoint P.O. Box 230369 Portland, Oregon 97281 |

# DIRECTOR NOMINEES

Eleven individuals will be nominated for election as directors at the Annual Meeting. The terms of office for each elected director will run until the next annual meeting of shareholders and until his or her successor is elected and qualified, or until his or her earlier death, retirement, resignation or removal from office.

In accordance with our Corporate Governance Guidelines, each director has submitted a contingent, irrevocable resignation that the Board may accept if the director fails to receive more votes "for" than "against" in an uncontested election. In that situation, the Nominating Committee (or another committee comprised of at least three non-management directors) would make a recommendation to the Board about whether to accept or reject the resignation. The Board, not including the subject director, will act on this recommendation within 90 days from the date of the Annual Meeting, and we will publicly disclose the Board's decision promptly thereafter.

If for any reason a nominee should become unable to serve as a director, either the shares of common stock represented by valid proxies will be voted for the election of another individual nominated by the Board, or the Board will reduce the number of directors in order to eliminate the vacancy.

The Nominating Committee believes that each director nominee has an established record of accomplishment in areas relevant to our business and objectives, and possesses the characteristics identified in our Corporate Governance Guidelines as essential to a well-functioning and deliberative governing body, including integrity, independence and commitment. Other experience, qualifications and skills the Nominating Committee looks for include the following:

| Experience / Qualification | Relevance to The Hartford |
|---|---|
| Leadership | Experience in significant leadership positions provides us with new insights, and demonstrates key management disciplines that are relevant to the oversight of our business. |
| Insurance and Financial Services Industries | Extensive experience in the insurance and financial services industries provides an understanding of the complex regulatory and financial environment in which we operate and is highly important to strategic planning and oversight of our business operations. |
| Digital/Technology | Digital and technology expertise is important in light of the speed of digital progress and the development of disruptive technologies both in the insurance industry and more broadly. |
| Corporate Governance | An understanding of organizations and governance supports management accountability, transparency and protection of shareholder interests. |
| Risk Management | Risk management experience is critical in overseeing the risks we face today and those emerging risks that could present in the future. |
| Finance and Accounting | Finance and accounting experience is important in understanding and reviewing our business operations, strategy and financial results. |
| Business Operations and Strategic Planning | An understanding of business operations and processes, and experience making strategic decisions, are critical to the oversight of our business, including the assessment of our operating plan and business strategy. |
| Regulatory | An understanding of laws and regulations is important because we operate in a highly regulated industry and we are directly affected by governmental actions. |
| Talent Management | We place great importance on attracting and retaining superior talent, and motivating employees to achieve desired enterprise and individual performance objectives. |

The Nominating Committee believes that our current Board is a diverse group whose collective experiences and qualifications bring a variety of perspectives to the oversight of The Hartford. All of our directors hold, or have held, senior leadership positions in large, complex corporations and/or charitable and not-for-profit organizations. In these positions, they have demonstrated their leadership, intellectual and analytical skills and gained deep experience in core disciplines significant to their oversight responsibilities on our Board. Their roles in these organizations also permit them to offer senior management a diverse range of perspectives about the issues facing a complex financial services company like The Hartford. Key qualifications, skills and experience our directors bring to the Board that are important to the oversight of The Hartford are identified and described below.



## ROBERT B. ALLARDICE, III   INDEPENDENT

**Professional highlights:**
- Consultant to Chairman of Supervisory Board, Deutsche Bank (2002-2006)
- Regional Chief Executive Officer of North and South America, Advisory Director, Deutsche Bank Americas Holding Company (1994-1999)
- Consultant, Smith Barney (1993-1995)
- Founder of Merger Arbitrage Department, Chief Operating Officer of Equity Department, Founding member of Finance Committee, Morgan Stanley & Company (1974-1993)

**Director since:** 2008

**Age:** 72

**Committees:**
- Audit
- FIRMCo (Chair)

**Other public company directorships:**
- Ellington Residential Mortgage REIT (2013-present)
- GasLog Partners LP (2014-present)

**Skills and qualifications relevant to The Hartford:**

Mr. Allardice has served as a senior leader for multiple large, complex financial institutions, including as regional chief executive officer of Deutsche Bank Americas Holding Corporation, North and South America. He brings to the Board over 35 years of experience in the financial services industry, including at the senior executive officer level. His experience leading capital markets-based businesses is relevant to the oversight of our investment management company and corporate finance activities. In addition, Mr. Allardice has experience in a highly regulated industry, including interfacing with regulators and establishing governance frameworks relevant to the oversight of our business. He has extensive corporate governance experience from service as a director and audit committee member for several large companies, including seven years as Chairman of The Hartford's Audit Committee.



## CARLOS DOMINGUEZ   INDEPENDENT

**Professional highlights:**
- Sprinklr Inc.
  - President (2015-present)
  - Chief Operating Officer (2015-2018)
- Cisco Systems, Inc.
  - Senior Vice President, Office of the Chairman and Chief Executive Officer (2008-2015)
  - Senior Vice President, Worldwide Service Provider Operations (2004-2008)
  - Vice President, U.S. Network Services Provider Sales (1999-2004)
  - Positions of increasing responsibility in operations and sales (1992-1999)

**Director since:** 2018

**Age:** 60

**Committees:**
- FIRMCo
- Nominating

**Other public company directorships:**
- Medidata Solutions, Inc. (2008-present)

**Skills and qualifications relevant to The Hartford:**

Mr. Dominguez has more than 30 years of enterprise technology experience. He brings to the Board extensive and relevant digital expertise as the company focuses on data analytics and digital capabilities to continuously improve the way it operates and delivers value to customers. As President and Chief Operating Officer of Sprinklr Inc., Mr. Dominguez guides strategic direction and leads the marketing, sales, services, and partnerships teams for a leading social media management company. Prior to joining Sprinklr, he spent seven years as a technology representative for the Chairman and CEO of Cisco Systems, Inc. In this role, Mr. Dominguez engaged with senior executives in the Fortune 500 and government leaders worldwide, sharing insights on how to leverage technology to enhance and transform their businesses. In addition, he led the creation and implementation of Cisco's Innovation Academy, which delivered innovation content to Cisco employees globally.



## TREVOR FETTER   INDEPENDENT

**Professional highlights:**
- Senior Lecturer, Harvard Business School (Jan. 2019-present)
- Tenet Healthcare Corporation
  – Chairman (2015-2017)
  – Chief Executive Officer (2003-2017)
  – President (2002-2017)
- Chairman and Chief Executive Officer, Broadlane, Inc. (2000-2002)
- Chief Financial Officer, Tenet Healthcare Corporation (1996-2000)

**Director since:** 2007

**Age:** 59

**Committees:**
- Compensation
- FIRMCo

**Other public company directorships:**
- Tenet Healthcare Corporation (2003-2017)

**Skills and qualifications relevant to The Hartford:**

Mr. Fetter has nearly two decades of experience as chief executive officer of multiple publicly traded companies. He has demonstrated his ability to lead the management, strategy and operations of complex organizations. As a Senior Lecturer at Harvard Business School, he teaches leadership and corporate accountability. He brings to the Board significant experience in corporate finance and financial reporting acquired through senior executive finance roles, including as a chief financial officer of a publicly traded company. He has experience navigating complex regulatory frameworks as the president and chief executive officer of a highly-regulated, publicly traded healthcare company. In addition, Mr. Fetter serves as The Hartford's lead director, providing strong independent Board leadership. He also has extensive corporate governance expertise from service as director of large public companies, including four years as Chairman of the Board's Nominating and Corporate Governance Committee.



## STEPHEN P. McGILL   INDEPENDENT

**Professional highlights:**
- Aon plc
  – Group President, Aon plc and Chairman and Chief Executive Officer, Risk Solutions (2012-2017)
  – Chairman and Chief Executive Officer, Aon Risk Solutions (2008-2012)
  – Chief Executive Officer, Aon Risk Services, Americas (2007-2008)
  – Chief Executive Officer, Aon Global (2005-2007)
- Jardine Lloyd Thompson Group plc
  – Chief Executive Officer (2002-2005)
  – Deputy Chief Executive Officer (2001-2002)
  – Director (1997-2001)

**Director since:** 2017

**Age:** 60

**Committees:**
- Compensation
- FIRMCo

**Other public company directorships:**
- None

**Skills and qualifications relevant to The Hartford:**

Mr. McGill has over 25 years of insurance industry experience. With his deep understanding of the insurance industry, Mr. McGill brings significant and relevant risk management, regulatory and business expertise to the Board. As the leader of an international risk management and reinsurance brokerage, Mr. McGill is able to provide the Board with insights into complex distribution channels, and what it takes to succeed in the marketplace and profitably grow the company's businesses. In addition, Mr. McGill brings an international perspective to the Board. He serves on the International Advisory Board of British American Business, and is past president of the Insurance Institute of London. In 2014, Mr. McGill was awarded a Commander of the British Empire (CBE) by Queen Elizabeth II in recognition for his exceptional service to the insurance industry and also for humanitarian services.



## KATHRYN A. MIKELLS    INDEPENDENT

**Professional highlights:**
- Chief Financial Officer, Diageo plc (2015-present)
- Chief Financial Officer, Xerox Corporation (2013-2015)
- Chief Financial Officer, ADT Security Services (2012-2013)
- Chief Financial Officer, Nalco Company (2010-2011)
- UAL Corporation (parent of United Airlines)
  - Chief Financial Officer, Executive Vice President (2008-2010)
  - Head of Investor Relations (2007-2008)
  - Vice President, Financial Planning and Analysis (2006-2007)
  - Treasurer (2005-2006)

**Director since:** 2010

**Age:** 53

**Committees:**
- Audit
- FIRMCo

**Other public company directorships:**
- Diageo plc (2015-present)

**Skills and qualifications relevant to The Hartford:**

Ms. Mikells has extensive experience in a variety of executive management positions, with a focus on leading the finance function of global organizations. She has significant experience in corporate finance and financial reporting acquired through senior executive roles in finance, including as a chief financial officer of multiple publicly traded companies. Ms. Mikells brings to the Board strong management and transformational skills, demonstrated during ADT's successful transition into an independent company, as well as significant mergers and acquisitions experience acquired through the sale of Naclo to Ecolab and the merger of United Airlines with Continental Airlines. She has demonstrated risk management skills as a leader responsible for financial and corporate planning for domestic and international organizations. In addition, Ms. Mikells has strong talent development skills acquired through years of leading global finance divisions.



## MICHAEL G. MORRIS    INDEPENDENT

**Professional highlights:**
- American Electric Power Company, Inc.
  - Non-Executive Chairman (2012-2014)
  - Chairman, President and Chief Executive Officer (2004-2011)
- Chairman, President and Chief Executive Officer, Northeast Utilities (1997-2003)

**Director since:** 2004

**Age:** 72

**Committees:**
- Audit
- FIRMCo
- Nominating

**Other public company directorships:**
- Alcoa Corporation (2002-present)
- American Electric Power Company, Inc. (2004-2014)
- L Brands, Inc. (2012-present)
- Spectra Energy Corp. (2013-2017)
- Spectra Energy Partners GP, LLC (2017-2018)

**Skills and qualifications relevant to The Hartford:**

Mr. Morris has over two decades of experience as chief executive officer and president of multiple publicly traded companies in the highly regulated energy industry. He brings to the Board significant experience as a senior leader responsible for the strategic direction and management of complex business operations. In addition, he has experience overseeing financial matters in his roles as chairman, president and CEO of AEP, and as chairman, president and CEO of Northeast Utilities. He has proven skills interacting with governmental and regulatory agencies acquired through years of leading various multi-national organizations in the energy and gas industries, serving on the U.S. Department of Energy's Electricity Advisory Board, the National Governors Association Task Force on Electricity Infrastructure, the Institute of Nuclear Power Operations and as Chair of the Business Roundtable's Energy Task Force. In addition, he has corporate governance expertise from service as a director and member of the audit, compensation, finance, risk management and nominating/governance committees of various publicly traded companies.



## JULIE G. RICHARDSON     INDEPENDENT

**Professional highlights:**

- Providence Equity Partners LLC
  - Senior Advisor (2012-2014)
  - Managing Director and Head of New York Private Equity Team (2003-2012)
- Managing Director and Head of Telecommunications, Media and Technology Investment Banking Group, JPMorgan Chase &Co. (1998-2003)
- Managing Director, Merrill Lynch (1987-1998)

**Director since:** 2014

**Age:** 55

**Committees:**
- Audit (Chair)
- FIRMCo

**Other public company directorships:**
- VEREIT, Inc. (2015-present);
- Yext, Inc. (2015-present)
- Arconic Inc. (2016-2018);
- UBS Group AG (2017-present)

**Skills and qualifications relevant to The Hartford:**

Ms. Richardson has over 25 years of financial services experience as a banker and investment professional at some of the world's largest financial services firms. Previously, she led management of Providence Equity Partners' New York Office as partner and headed JPMorgan's Global Telecommunications, Media and Technology group. In these roles, Ms. Richardson demonstrated skills leading and managing large, global teams. Ms. Richardson has significant experience in financial analysis and capital markets acquired as a senior leader at global financial services institutions. She also has extensive risk management skills acquired through a long and distinguished career as a leader in both private and public financial investment organizations.



## TERESA WYNN ROSEBOROUGH     INDEPENDENT

**Professional highlights:**

- Executive Vice President, General Counsel and Corporate Secretary, The Home Depot (2011-present)
- Senior Chief Counsel Compliance & Litigation and Deputy General Counsel, MetLife, Inc. (2006-2011)
- Partner, Sutherland, Asbill & Brennan LLP (1996-2006)
- Deputy Assistant Attorney General, Office of Legal Counsel, U.S. Department of Justice (1994-1996)

**Director since:** 2015

**Age:** 60

**Committees:**
- Compensation
- FIRMCo
- Nominating

**Other public company directorships:**
- None

**Skills and qualifications relevant to The Hartford:**

Ms. Roseborough has over two decades of experience as a senior legal advisor in government, law firm and corporate settings. She has experience as a senior leader responsible for corporate compliance matters at major publicly traded companies and as an attorney focused on complex litigation matters, including before the U.S. Supreme Court. She brings to the Board extensive regulatory experience acquired as a government attorney providing legal counsel to the White House and all executive branch agencies, as well as corporate governance expertise from service as General Counsel and Corporate Secretary of a publicly-traded company. Ms. Roseborough also has in-depth knowledge of the financial services industry gained through senior legal positions at MetLife, Inc., a major provider of insurance and employee benefits.



## VIRGINIA P. RUESTERHOLZ    INDEPENDENT

**Professional highlights:**
- Verizon Communications, Inc.
  - Executive Vice President (Jan. 2012-Jul. 2012)
  - President, Verizon Services Operations (2009-2011)
  - President, Verizon Telecom (2006-2008)
  - President, Verizon Partner Solutions (2005-2006)
- Positions of increasing responsibility in operations, sales and customer service, New York Telephone (1984-2005)

**Director since:** 2013

**Age:** 57

**Committees:**
- Compensation (Chair)
- FIRMCo
- Nominating

**Other public company directorships:**
- Frontier Communications Corporation (2013-present)
- Bed Bath & Beyond Inc. (2017-present)

**Skills and qualifications relevant to The Hartford:**

Ms. Ruesterholz has held a variety of senior executive positions, including as Executive Vice President at Verizon Communications and President of the former Verizon Services Operations. As a senior leader of a Fortune 100 company, she has held principal oversight responsibility for key strategic initiatives, navigated the regulatory landscape of large-scale operations, and led an organization with over 25,000 employees. Ms. Ruesterholz brings to the Board vast experience in large-scale operations, including sales and marketing, customer service, technology and risk management. Ms. Ruesterholz also brings to the Board substantial financial and strategic expertise acquired as president of various divisions within Verizon and is currently a Trustee of the Board of Stevens Institute of Technology where she served as Chairman of the Board from 2013-2018.



## CHRISTOPHER J. SWIFT

**Professional highlights:**
- The Hartford Financial Services Group, Inc.
  - Chairman (2015-present)
  - Chief Executive Officer (2014-present)
  - Executive Vice President and Chief Financial Officer (2010-2014)
- Vice President and Chief Financial Officer, Life and Retirement Services, American International Group, Inc. (2003-2010)
- Partner, KPMG, LLP (1999-2003)
- Executive Vice President, Conning Asset Management, General American Life Insurance Company (1997-1999)
- KPMG, LLP
  - Partner (1993-1997)
  - Auditor (1983-1993)

**Director since:** 2014

**Age:** 58

**Committees:**
- FIRMCo

**Other public company directorships:**
- None

**Skills and qualifications relevant to The Hartford:**

Mr. Swift has over 30 years of experience in the financial services industry, with a focus on insurance. As Chairman and CEO of The Hartford, he brings to the Board unique insight and knowledge into the complexities of our businesses, relationships, competitive and financial positions, senior leadership and strategic opportunities and challenges. Mr. Swift leads the execution of our strategy, directs capital management actions and strategic investments, and oversees the continuous strengthening of the company's leadership pipeline. As Chief Financial Officer, he led the team that developed the company's go-forward strategy. He is a certified public accountant with experience working at a leading international accounting firm, including serving as head of its Global Insurance Industry Practice.



## GREIG WOODRING    INDEPENDENT

**Professional highlights:**
- Reinsurance Group of America
  - President and Chief Executive Officer (1993-2016)
- General American Life Insurance Company
  - Executive Vice President (1992-1993)
  - Head of Reinsurance (1986-1992)
  - Positions of increasing responsibility (1979-1986)

**Director since:** 2017

**Age:** 67

**Committees:**
- Audit
- FIRMCo

**Other public company directorships:**
- Reinsurance Group of America, Incorporated (1993-2016)
- Sun Life Financial Inc. (Jan. - April 2017)

**Skills and qualifications relevant to The Hartford:**

Mr. Woodring brings significant and valuable insurance industry and leadership experience to the Board, demonstrated by his more than two decades leading Reinsurance Group of America, Incorporated (RGA), a leading life reinsurer with global operations. During his tenure, RGA grew to become one of the world's leading life reinsurers, with offices in 26 countries and annual revenues of more than $10 billion. Mr. Woodring has demonstrated skills in areas that are relevant to the oversight of the company, including risk management, finance, and operational expertise. Mr. Woodring serves as Chairman of the International Insurance Society, and is a fellow of the Society of Actuaries and a member of the American Academy of Actuaries.

# AUDIT MATTERS

**ITEM 2**

# RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

In accordance with its Board-approved charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent external audit firm retained to audit the company's financial statements. The Audit Committee has appointed Deloitte & Touche LLP ("D&T") as the company's independent registered public accounting firm for the fiscal year ending December 31, 2019. D&T has been retained as the company's independent registered public accounting firm since 2002. In order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm.

In selecting D&T for fiscal year 2019, the Audit Committee carefully considered, among other items:

- The professional qualifications of D&T, the lead audit partner and other key engagement partners;
- D&T's depth of understanding of the company's businesses, accounting policies and practices and internal control over financial reporting;
- D&T's quality controls and its processes for maintaining independence; and
- The appropriateness of D&T's fees for audit and non-audit services.

The Audit Committee oversees and is ultimately responsible for the outcome of audit fee negotiations associated with the company's retention of D&T. In addition, when a rotation of the audit firm's lead engagement partner is mandated, the Audit Committee and its chairperson are involved in the selection of D&T's new lead engagement partner. The members of the Audit Committee and the Board believe that the continued retention of D&T to serve as the company's independent external auditor is in the best interests of the company and its investors.

Although shareholder ratification of the appointment of D&T is not required, the Board requests ratification of this appointment by shareholders. If shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain D&T.

Representatives of D&T will attend the Annual Meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

 The Board recommends that shareholders vote **"FOR"** the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2019.

# FEES OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents fees for professional services provided by D&T, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, the "Deloitte Entities") for the years ended December 31, 2018 and 2017.

|  | Year Ended December 31, 2018 | Year Ended December 31, 2017 |
|---|---|---|
| Audit fees | $ 10,171,000 | $ 13,881,000 |
| Audit-related fees[1] | $ 1,576,000 | $ 1,356,000 |
| Tax fees[2] | $ 182,000 | $ 184,000 |
| All other fees[3] | $ 592,000 | $ — |
| **Total** | **$ 12,521,000** | **$ 15,421,000** |

(1) Fees for the years ended December 31, 2018 and 2017 principally consisted of procedures related to regulatory filings and acquisition or divestiture related services.
(2) Fees for the years ended December 31, 2018 and 2017 principally consisted of tax compliance services.
(3) Fees for the year ended December 31, 2018 in this category pertain to an engagement for permissible consulting services with an entity previously used by the company, but acquired by D&T in the interim and reengaged in 2018.

The Audit Committee reviewed the non-audit services provided by the Deloitte Entities during 2018 and 2017 and concluded that they were compatible with maintaining the Deloitte Entities' independence.

# AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has established policies requiring pre-approval of audit and non-audit services provided by the independent registered public accounting firm. These policies require that the Audit Committee pre-approve specific categories of audit and audit-related services annually.

The Audit Committee approves categories of audit services and audit-related services, and related fee budgets. For all pre-approvals, the Audit Committee considers whether such services are consistent with the rules of the SEC and the PCAOB on auditor independence. The independent registered public accounting firm and management report to the Audit Committee on a timely basis regarding the services rendered by, and actual fees paid to, the independent registered public accounting firm to ensure that such services are within the limits approved by the Audit Committee. The Audit Committee's policies require specific pre-approval of all tax services, internal control-related services and all other permitted services on an individual project basis.

As provided by its policies, the Audit Committee has delegated to its Chair the authority to address any requests for pre-approval of services between Audit Committee meetings, up to a maximum of $100,000. The Chair must report any pre-approvals to the full Audit Committee at its next scheduled meeting.

# REPORT OF THE AUDIT COMMITTEE

The Audit Committee currently consists of five independent directors, each of whom is "financially literate" within the meaning of the listing standards of the NYSE and an "audit committee financial expert" within the meaning of the SEC's regulations. The Audit Committee oversees The Hartford's financial reporting process on behalf of the Board. Management has the primary responsibility for establishing and maintaining adequate internal financial controls, for preparing the financial statements and for the public reporting process. Deloitte & Touche LLP ("D&T"), our independent registered public accounting firm for 2018, is responsible for expressing opinions that (1) our consolidated financial statements present fairly, in all material respects, the financial position, results of operations and cash flows in conformity with generally accepted accounting principles and (2) we maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018.

In this context, the Audit Committee has:

(1)  Reviewed and discussed the audited financial statements for the year ended December 31, 2018 with management;

(2)  Discussed with D&T the matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, Communications with Audit Committees; and

(3)  Received the written disclosures and the letter from D&T required by applicable requirements of the PCAOB regarding the independent accountant's communications with the Audit Committee concerning independence, and has discussed with D&T the independent accountant's independence.

Based on the review and discussions described in this report, the Audit Committee recommended to the Board that the audited financial statements should be included in the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 for filing with the SEC.

Report Submitted: February 21, 2019

Members of the Audit Committee:

Julie G. Richardson, Chair
Robert B. Allardice, III
Kathryn A. Mikells
Michael G. Morris
Greig Woodring

# COMPENSATION MATTERS

## ADVISORY APPROVAL OF 2018 COMPENSATION OF NAMED EXECUTIVE OFFICERS

Section 14A of the Securities Exchange Act of 1934, as amended, provides our shareholders with the opportunity to vote to approve, on an advisory basis, the compensation of our NEOs as disclosed in this proxy statement in accordance with the rules of the SEC. We currently intend to hold these votes on an annual basis.

As described in detail in the *Compensation Discussion and Analysis* beginning on page 36, our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management, (2) attracting and retaining key talent, and (3) appropriately aligning pay with short- and long-term performance. The advisory vote on this resolution is not intended to address any specific element of compensation; rather, it relates to the overall compensation of our NEOs, as well as the philosophy, policies and practices described in this proxy statement. You have the opportunity to vote for, against or abstain from voting on the following resolution relating to executive compensation:

> **RESOLVED,** that the shareholders approve, on an advisory basis, the compensation of the named executive officers, as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

Because the required vote is advisory, it will not be binding upon the Board. The Compensation Committee will, however, take into account the outcome of the vote when considering future executive compensation arrangements.

 The Board recommends that shareholders vote **"FOR"** the above resolution to approve our compensation of named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables and the narrative discussion contained in this proxy statement.

# COMPENSATION DISCUSSION AND ANALYSIS

This section explains our compensation philosophy, summarizes our compensation programs and reviews compensation decisions for the Named Executive Officers ("NEOs") listed below. It also describes programs that apply to the CEO and all of his executive direct reports, other than senior executives directly supporting our Mutual Funds segment who have an independent compensation program (collectively, "Senior Executives").

| Name | Title |
|------|-------|
| Christopher Swift | Chairman and Chief Executive Officer |
| Beth Costello | Executive Vice President and Chief Financial Officer |
| Douglas Elliot | President |
| Brion Johnson | Executive Vice President and Chief Investment Officer; President of HIMCO |
| William Bloom | Executive Vice President, Operations, Technology & Data |

## EXECUTIVE SUMMARY

### PERFORMANCE HIGHLIGHTS

Our 2018 financial results were excellent, despite elevated catastrophe losses for the second consecutive year. Full year net income available to common stockholders was $1,801 million, core earnings* were $1,575 million, and our net income and core earnings return on equity ("ROE")*[†] were 13.7% and 11.6%, respectively, well in excess of our cost of capital. 2018 was also a year of several significant accomplishments, including:

- The continued integration of Aetna's U.S. group life and disability business,
- The announcement of our agreement to acquire The Navigators Group, Inc. ("Navigators"), a global specialty insurance company, and
- The close of the sale of Talcott Resolution.

We also made notable progress on our innovation agenda, including the launch of our Small Business Innovation Lab to design and test new products and business models to meet the changing needs of our small business customers, and the purchase of Y-Risk, a company specializing in the sharing and on-demand economy. During the year we also continued to make investments in our people, processes, data, and technology. As we enter 2019, our strategic priorities remain consistent and we are focused on realizing the full potential of the recent acquisitions. Expanding product capabilities and risk appetite are key pillars of our strategy; with the Group Benefits and Navigators acquisitions, the near-term focus is on successfully integrating the acquisitions and maximizing our combined potential, including deepening our distribution relationships and meeting a broader array of customer needs.

Highlighted below are year-over-year comparisons of our net income and core earnings performance and our three-year ROE and core earnings ROE results. Core earnings is the primary determinant of our annual incentive plan funding, as described on page 40, and average annual Core Earnings ROE over a three-year performance period is the metric used for 50% of performance shares granted to Senior Executives, as described on page 41 (in each case, as adjusted for compensation purposes).

## YEAR-OVER-YEAR PERFORMANCE

### Net Income (Loss) Available to Common Stockholders



### Core Earnings



## THREE-YEAR PERFORMANCE

### ROE



### Core Earnings ROE



*Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.*
[†] *Net income ROE represents net income (loss) available to common stockholders ROE.*

## 2018 Business Performance

In February 2018, the company provided outlooks for the key business metrics highlighted below. These outlooks were management's estimates for 2018 performance based on business, competitive, capital market, catastrophe and other assumptions, and were tied to the company's 2018 operating plan. When setting the 2018 operating plan, both the Board and management concluded that these key business metrics would only be achievable with strong business performance. As described on page 40, these key business metrics drive core earnings results and meeting or exceeding the outlooks is a major determinant of our annual incentive plan funding level. Excluding catastrophe losses, our business segment metrics were in line or better than our outlooks from February 2018.

| Commercial Lines | Personal Lines | P&C Net Investment Income | Group Benefits | What is combined ratio? |
|---|---|---|---|---|
| **Combined ratio of 92.6** was better than outlook of 93.0 - 95.5 principally due to favorable prior accident year reserve development, partially offset by higher catastrophe losses.<br><br>**Underlying combined ratio\* of 91.5**, which excludes catastrophes and prior year development, was in line with outlook. | **Combined ratio of 106.3** was worse than outlook of 96.0 - 98.0. Results were negatively impacted by two hurricanes and the largest U.S. wildfire loss in insurance industry history.<br><br>**Underlying combined ratio of 91.2**, which excludes catastrophes and prior year development, was in line with outlook. | **P&C net investment income of $1.2 billion** was better than outlook of $1.125 - $1.175 billion primarily due to higher limited partnership income. | **Net income of $340 million** was significantly better than outlook of $275-$295 million primarily due to better loss and expense ratios, particularly in group disability due to continued favorable incidence and recovery trends, as well as higher limited partnership income. | This ratio measures the cost of claims and expenses for every $100 of earned premiums. If the combined ratio is less than 100, the company is making an underwriting profit. |

*\* Denotes a non-GAAP financial measure. For definitions and reconciliations to the most directly comparable GAAP measure, see Appendix A.*

## Total Shareholder Returns

The following chart shows The Hartford's total shareholder return ("TSR") relative to the S&P 500, S&P 500 Insurance Composite and S&P P&C indices. On both a one- and three-year basis, The Hartford's TSR has lagged the broader market and peers. This result has had a direct impact on compensation for our Senior Executives, including both to their personal stock holdings and with no payout on the TSR component of 2016-2018 performance shares, as described on page 49.



## 2018 COMPENSATION HIGHLIGHTS

Our executive compensation program is designed to promote long-term shareholder value creation and support our strategy by: (1) encouraging profitable growth consistent with prudent risk management; (2) attracting and retaining key talent; and (3) appropriately aligning pay with annual and long-term performance.

The table below reflects the 2018 compensation package (base salary, annual incentive plan ("AIP") award and long-term incentive ("LTI") award) for each NEO. Although this table is not a substitute for the Summary Compensation Table information beginning on page 52, we believe it provides a simple and concise picture of 2018 compensation decisions.

| Compensation Component | C. Swift | B. Costello | D. Elliot | B. Johnson | W. Bloom |
|---|---|---|---|---|---|
| Base Salary Rate | $ 1,150,000 | $ 725,000 | $ 950,000 | $ 575,000 | $ 575,000 |
| 2018 AIP Award | $ 4,800,000 | $ 1,925,000 | $ 3,050,000 | $ 2,250,000 | $ 1,550,000 |
| 2018 LTI Award | $ 8,000,000 | $ 1,775,000 | $ 5,000,000 | $ 1,600,000 | $ 1,100,000 |
| **Total 2018 Compensation Package** | **$ 13,950,000** | **$ 4,425,000** | **$ 9,000,000** | **$ 4,425,000** | **$ 3,225,000** |

| 2018 Compensation Decisions | Rationale |
|---|---|
| The Compensation Committee approved an AIP funding level of 160% of target. | Performance against pre-established Compensation Core Earnings targets produced a formulaic AIP funding level capped at 200% of target. The Compensation Committee reduced this funding level to 160% following its qualitative review, taking into consideration a second consecutive year of elevated catastrophe losses. (pages 46-47) |
| The Compensation Committee certified a 2016-2018 performance share award payout at 100% of target. | The company's average annual Compensation Core ROE during the performance period was 10.0%, resulting in a payout of 200% of target for the ROE component (50% of the award). Because the company's TSR during the performance period was below threshold, there was no payout for the TSR component (50% of the award). (page 49) |

## COMPONENTS OF COMPENSATION AND PAY MIX

NEO compensation is weighted towards variable compensation (annual and long-term incentives), where actual amounts earned may differ from targeted amounts based on company and individual performance. Each NEO has a target total compensation opportunity that is reviewed annually by the Compensation Committee (in the case of the CEO, by the independent directors) to ensure alignment with our compensation objectives and market practice.

| Compensation Component | Description |
|---|---|
| Base Salary | • Fixed level of cash compensation based on market data, internal pay equity, responsibility, expertise and performance. |
| Annual Incentive Plan | • Variable cash award based primarily on annual company operating performance against a predetermined financial target and achievement of individual performance objectives. |
| Long-Term Incentive Plan | • Variable awards granted based on individual performance, potential and market data.<br>• Designed to drive long-term performance, encourage share ownership among senior executives, and foster retention.<br>• Award mix (50% performance shares and 50% stock options) reflects actual stock price performance, peer-relative stock price and dividend performance and actual operating performance. |

Approximately 91% of CEO target annual compensation and approximately 84% of other NEO target annual compensation are variable based on performance, including stock price performance:

### Pay Mix — CEO



Variable with Performance: **91%**

### Pay Mix — Other NEOs



Variable with Performance: **84%**

## COMPENSATION BEST PRACTICES

Our current compensation best practices include the following:

### WHAT WE DO

- ✓ Compensation heavily weighted towards variable pay
- ✓ Senior Executives generally receive the same benefits as full-time employees
- ✓ Double trigger requirement for cash severance and equity vesting upon a change of control*
- ✓ Cash severance upon a change of control limited to 2x base salary + bonus
- ✓ Independent compensation consultant
- ✓ Risk mitigation in plan design and annual review of compensation plans, policies and practices
- ✓ Prohibition on hedging, monetization, derivative and similar transactions with company securities
- ✓ Prohibition on Senior Executives pledging company securities
- ✓ Stock ownership guidelines for directors and Senior Executives
- ✓ Periodic review of compensation peer groups
- ✓ Competitive burn rate and dilution for equity program

*In the case of equity, so long as the awards are assumed or replaced with substantially equivalent awards*

### WHAT WE DON'T DO

- ✖ No tax gross-ups
- ✖ No individual employment agreements
- ✖ No granting of stock options with an exercise price less than the fair market value of our common stock on the date of grant
- ✖ No re-pricing of stock options
- ✖ No buy-outs of underwater stock options
- ✖ No reload provisions in any stock option grant
- ✖ No payment of dividends on unvested performance shares

## "SAY-ON-PAY" RESULTS

At last year's Annual Meeting, shareholders voted 96% in favor of our "Say-on-Pay" proposal. The Compensation Committee considered the vote to be an endorsement of The Hartford's executive compensation programs and policies, and took this strong level of support into account in reviewing those programs and policies. During our annual shareholder outreach program, management also discussed the vote, along with aspects of its executive compensation, sustainability and corporate governance practices, to gain a deeper understanding of shareholders' perspectives.

2018
"Say-On-Pay"
Support

**96%**

# COMPONENTS OF THE COMPENSATION PROGRAM

Each Senior Executive has a target total compensation opportunity comprised of both fixed (base salary) and variable (annual and long-term incentives) compensation. In addition, Senior Executives are eligible for benefits available to employees generally. This section describes the different components of our compensation program for Senior Executives and lays out the framework in which compensation decisions are made. For a discussion of the 2018 compensation decisions made within this framework, see Pay for Performance beginning on page 46.

## 1. BASE SALARY

Each Senior Executive's base salary is reviewed by the Compensation Committee (in the case of the CEO, the independent directors) annually, upon promotion, or following a change in job responsibilities, based on market data, internal pay equity and level of responsibility, expertise and performance.

## 2. ANNUAL INCENTIVE PLAN AWARDS

Our employees, including the Senior Executives, are eligible to earn cash awards based on annual company and individual performance. Each employee has a target AIP opportunity.  The Compensation Committee uses the following process to determine individual Senior Executive AIP awards. Actual results for 2018 are described on pages 46-49.

| **STEP 1:** | **Financial Performance Against Target (Primary Criterion) — Produces the formulaic company AIP funding level** |
| --- | --- |

The AIP funding level is based primarily on core earnings performance against the annual operating plan reviewed by the Board at the start of the performance/fiscal year. The Compensation Committee selected core earnings because: (1) the Committee believes it best reflects annual operating performance; (2) it is a metric investment analysts commonly look to when evaluating annual performance; (3) it is prevalent among peers; and (4) all employees can impact it.

Certain adjustments are made to core earnings for compensation purposes to ensure employees are held accountable for operating decisions made that year, and are neither advantaged nor disadvantaged by the effect of certain items outside their control. At the beginning of the year, the Compensation Committee approves a definition of "Compensation Core Earnings." The definition lists adjustments that will be made to core earnings at year-end in order to arrive at Compensation Core Earnings, such as accounting changes, catastrophe losses above or below budget, and unusual or non-recurring items. The 2018 definition and a reconciliation from GAAP net income to Compensation Core Earnings are provided in Appendix A.

As illustrated below, target performance (i.e., achievement of the operating plan) results in an AIP funding level of 100% of target. The Compensation Committee also establishes a threshold performance level, below which no AIP awards are earned, as well as a maximum funding level for performance significantly exceeding target.

**Compensation Core Earnings**



### Treatment of Catastrophes

Due to the unpredictability of catastrophe losses ("CATs"), adjustments for, or the exclusion of, CATs from annual award determinations are common among P&C insurers. The AIP design includes an adjustment in the definition of Compensation Core Earnings for CATs above or below budget. The CAT budget represents the estimated CATs included in the company's operating plan based on the company's long-term CAT experience, generally over 10 years. The Compensation Committee believes this is an appropriate way to manage the year-to-year volatility that would result from unusually heavy or unusually light CATs in any given year, which would unduly penalize or unduly benefit employees for results outside their control. In its qualitative review under Step 2, the Compensation Committee retains the flexibility to use discretion to make adjustments to AIP funding levels, including as a result of CATs.

### Target Rigor and Alignment with Shareholders

- Both the Board and management deem our annual fiscal year operating plan and the associated AIP financial target to be **achievable only with strong business performance.**

- **Key business metrics** within the plan, such as combined ratios, P&C net investment income, and Group Benefit margins **drive core earnings results**.

- The outlook for certain of these metrics are announced to investors at the beginning of each year, which helps align the interests of our Senior Executives with our shareholders, as **meeting or exceeding the outlooks is a major determinant of the AIP funding level**.

| STEP 2: | Qualitative Review — Produces the final company AIP funding level |
|---|---|

To ensure a holistic review of performance, the Compensation Committee also considers a number of qualitative factors, including achievements that cannot be measured formulaically, or are not yet evident in our financial performance. As a result of this qualitative review, the Compensation Committee may decide to adjust the formulaic AIP funding level up or down to arrive at an AIP funding level more commensurate with company performance in light of these additional factors. Among the qualitative factors the Compensation Committee considers are the following broad performance categories:

| Performance Criteria and Metrics | Rationale |
|---|---|
| **Quality of Earnings:** earnings driven by current accident year activity, including catastrophe losses, policyholder retention, new business, underwriting profitability and expense management | An assessment of how current accident year activity drove financial performance informs current year compensation decisions |
| **Non-Financial and Strategic Objectives:** strategic initiatives and transactions, diversity, employee engagement, risk management and compliance | These achievements are critical for long-term success, but impacts may not be reflected in current year-end financials or may result in accounting charges in a particular period |
| **Peer-Relative Performance:** performance relative to peers on metrics such as stock price and earnings | How the company performed on a relative basis across the industry is not captured in the quantitative formula |

The Compensation Committee believes that grounding the AIP funding level in formulaic financial performance against targets, but retaining the flexibility to adjust the funding level to reflect qualitative factors, allows it to arrive at a final AIP funding level that best reflects holistic performance and is aligned with shareholder interests.

| STEP 3: | Individual Performance — Results in the Senior Executive's AIP award |
|---|---|

For each Senior Executive, the company AIP funding level multiplied by the Senior Executive's target AIP opportunity produces an initial AIP award amount. Where appropriate, the Committee (and, in the case of the CEO, the independent directors) may adjust the Senior Executive's AIP award amount up or down based on his or her performance in leading a business or function.

## 3. LONG-TERM INCENTIVE AWARDS

The long-term incentive ("LTI") program is designed to drive long-term performance and encourage share ownership among Senior Executives, aligning their interests with those of shareholders. LTI awards are granted on an annual basis following an assessment of individual performance, potential and market data. 2018 LTI awards for Senior Executives consist of performance shares (50% of the award value) and stock options (50% of the award value). This mix provides LTI awards that appropriately blend actual stock price performance, peer-relative stock price and dividend performance and actual operating performance.

### Performance Shares (50% of LTI Award)

Performance shares are designed to reward and retain Senior Executives by allowing them to earn shares of our common stock based on pre-determined performance criteria. Performance shares have a three-year performance period and are settled in shares of common stock ranging from 0% to 200% of the number of performance shares granted depending upon the performance achieved on the following metrics:

| Performance Metric | Rationale |
|---|---|
| **Compensation Core ROE** (50% weighting) | Important strategic measure that drives shareholder value creation |
| **Peer-relative TSR** (50% weighting) | Important measure of our performance against peers that are competing investment choices in the capital markets |

**Compensation Core ROE:** For 50% of the performance share award, payouts at the end of the performance period, if any, will depend upon achieving a target average annual ROE over a three-year measurement period, as adjusted for compensation purposes. Because of the adjustments made for compensation purposes, Compensation Core ROE will differ from the ROE numbers provided in our financial statements. The Compensation Committee's definition of Compensation Core ROE for 2018 performance share awards is provided in Appendix A.

As illustrated in the graph at right, for 2018 performance share awards, the target level of performance is an average annual Compensation Core ROE for 2018, 2019, and 2020 of 11.6%, as reflected in the 2018-2020 operating plan. There is no payout for performance below threshold. The maximum Compensation Core ROE payout of 200% reflects ambitious goals that require performance significantly beyond target. Threshold and maximum reflect a range of +/-20% of target.



**2018-2020 Compensation Core ROE**

**Peer-Relative TSR:** For 50% of the performance share award, payouts, if any, will be based on company TSR performance relative to a Performance Peer Group at the end of the three-year performance period. The Performance Peer Group represents 16 industry specific public companies against which we benchmark performance for compensation purposes.* While there is some overlap, the Performance Peer Group is distinct from the Corporate Peer Group described on page 45, which includes mutual companies where financial data is not publicly available, as well as companies that compete with us for talent. The Compensation Committee believes that the Performance Peer Group should be limited to industry companies that (1) publish results against which to measure our performance and (2) are competing investment choices in capital markets. The Compensation Committee reviews the composition of the Performance Peer Group annually and made the following changes for the 2018 performance share awards:

- Added CNA Financial Corp. because it is a competitor in Commercial Lines;
- Added MetLife, Inc. because, following our acquisition of the Aetna U.S. group life and disability benefits business, it represents a competitor in group benefits and helps further diversify the Performance Peer Group;
- Removed Prudential Financial, Inc., which, following the sale of Talcott Resolution, no longer represents an aligned peer to our current business mix; and
- Removed Aon plc, Arthur J. Gallagher & Co., and Marsh & McLennan Companies, Inc., because insurance brokers are not considered direct competitors to our risk-based product businesses.

For each company in the Performance Peer Group, TSR will be measured using a 20-day stock price average at the beginning and the end of the performance period in order to smooth out any volatility. As illustrated in the graph below, there would be no payout for performance below the 30th percentile, 35% payout for performance at the 30[th] percentile, 100% payout for median performance, and 200% payout for performance at the 85[th] percentile.

**2018 Performance Peer Group**

Alleghany Corp.
Allstate Corp.
American Financial Group, Inc.
The Chubb Corp.
Cincinnati Financial Corp.
CNA Financial Corp. — **NEW**
Everest Re Group, Ltd.
Hanover Insurance Group
Markel Corporation
Mercury General Corp.
MetLife, Inc. — **NEW**
Old Republic International Corp.
The Progressive Corp.
The Travelers Companies, Inc.
Unum
W.R. Berkley Group

**Three-Year Relative TSR Ranking**



*\* While the peer group at the time of the grant consisted of 17 companies, AXA subsequently acquired XL Group Ltd., resulting in a performance peer group of 16 companies for measuring TSR performance.*

## Stock Options (50% of LTI Awards)

The use of stock options directly aligns the interests of our Senior Executives with those of shareholders because options only have value if the price of our common stock on the exercise date exceeds the stock price on the grant date. The stock options are granted at fair market value, vest in three equal installments over three years, and have a 10-year term.

## EXECUTIVE BENEFITS AND PERQUISITES

Senior Executives are eligible for the same benefits as full-time employees generally, including health, life insurance, disability and retirement benefits. Non-qualified savings and retirement plans provide benefits that would otherwise be provided but for the Internal Revenue Code limits that apply to tax-qualified benefit plans.

We provide certain additional perquisites to Senior Executives, including reimbursement of costs for annual physicals and associated travel, relocation benefits when a move is required, and occasional use of tickets for sporting and special events previously acquired by the company when no other business use has been arranged and there is no incremental cost to the company. The CEO also has the use of a company car and driver to allow for greater efficiency while commuting.

We own a fractional interest in a corporate aircraft to allow Senior Executives to safely and efficiently travel for business purposes. The corporate aircraft enables Senior Executives to use travel time productively by providing a confidential environment in which to conduct business and eliminating the schedule constraints imposed by commercial airline service. Our aircraft usage policy generally prohibits personal travel via corporate aircraft by Senior Executives except in extraordinary circumstances. On two occasions in January 2018, our CFO and General Counsel determined that extraordinary circumstances existed, permitting our President to travel via corporate aircraft to attend to a family emergency. The Compensation Committee agreed with the finding of extraordinary circumstances and was briefed on each related use of the corporate aircraft.

Following a review of peer company and market practices in February 2018, the Compensation Committee recommended, and the independent directors approved, limited personal use of corporate aircraft by our CEO and President. The independent directors encourage the use of corporate aircraft for the personal travel needs of our CEO and President in order to minimize their personal travel time and increase the time they are available for business purposes. Corporate aircraft also enables them to work more productively while traveling for time-sensitive personal matters. The CEO and President's use of corporate aircraft for personal travel is subject to an annual limit of $160,000 and $90,000, respectively, in aggregate incremental costs to the Company. Fixed costs, which do not change based on usage, are excluded.

From time to time, a Senior Executive's expenses for a purpose deemed important to the business may not be considered "directly and integrally related" to the performance of the Senior Executive's duties as required by applicable SEC rules. These expenses are considered perquisites for disclosure purposes. Examples of such expenses may include attendance at conferences, seminars or award ceremonies, as well as attendance of a Senior Executive's spouse or guest at business events or dinners where spousal or guest attendance is expected.

Whenever required to do so under Internal Revenue Service regulations, we attribute income to Senior Executives for perquisites and the Senior Executive is responsible for the associated tax obligation.

# PROCESS FOR DETERMINING SENIOR EXECUTIVE COMPENSATION (INCLUDING NEOs)

## COMPENSATION COMMITTEE

The Compensation Committee is responsible for reviewing the performance of and approving compensation awarded to those executives who either report to the CEO or who are subject to the filing requirements of Section 16 of the Securities Exchange Act of 1934 (other than the CEO). The Compensation Committee also evaluates the CEO's performance and recommends his compensation for approval by the independent directors. With this input from the Compensation Committee, the independent directors review the CEO's performance and determine his compensation level in the context of the established goals and objectives for the enterprise and his individual performance. The Compensation Committee and the independent directors typically review performance and approve annual incentive awards for the prior fiscal year at their February meeting, along with annual LTI awards and any changes to base salary and target bonus. To assist in this process, the Compensation Committee reviews tally sheets for each NEO to understand how each element of compensation relates to other elements and to the compensation package as a whole, including historical compensation and outstanding equity.

## COMPENSATION CONSULTANT

Meridian Compensation Partners, LLP ("Meridian") is the Compensation Committee's independent compensation consultant and has regularly attended Compensation Committee meetings since its engagement. Pursuant to the Compensation Committee's charter, Meridian has not provided services to the company other than consulting services provided to the Compensation Committee and, with respect to CEO and director compensation, the Board.

In 2018, following a review of its records and practice guidelines, Meridian provided the Compensation Committee a letter that confirmed its conformity with independence factors under applicable SEC rules and the listing standards of the NYSE.

## ROLE OF MANAGEMENT

Our Human Resources team supports the Compensation Committee in the execution of its responsibilities. Our Executive Vice President and Chief Human Resources Officer supervises the development of the materials for each Compensation Committee meeting, including market data, historical compensation and outstanding equity, individual and company performance metrics and compensation recommendations for consideration by the Compensation Committee. No member of our management team, including the CEO, has a role in determining his or her own compensation.

## BENCHMARKING

On an annual basis, the Compensation Committee reviews and considers a number of factors in establishing or recommending a target total compensation opportunity for each individual including, but not limited to, market data, tenure in position, experience, sustained performance, and internal pay equity. Although the Compensation Committee strives for total compensation to be at median, it does not target a specific market position. The various sources of compensation information the Compensation Committee uses to determine the competitive market for our executive officers are described in more detail below.

## 2018 Corporate Peer Group

The Compensation Committee reviews the peer group used for compensation benchmarking (the "Corporate Peer Group") periodically or upon a significant change in business conditions for the company or its peers. As part of its review, the Compensation Committee considers many factors, including market capitalization, revenues, assets, lines of business and sources and destinations of talent. Several non-P&C and life insurance companies are included in the Corporate Peer Group because, due to their geographic footprint and/or organizational complexity, we compete with them for talent. For this reason, the Corporate Peer Group differs from the Performance Peer Group described above for purposes of the TSR performance measure applicable to performance shares. For 2018, the Compensation Committee did not make any changes to the Corporate Peer Group.

Data in millions – as of 12/31/2018[1]

| Company Name[2] | Revenues | | Assets | | Market Cap | |
|---|---|---|---|---|---|---|
| Aetna Inc.[3] | $ | — | $ | — | $ | — |
| Allstate Corp | $ | 39,815 | $ | 112,249 | $ | 28,461 |
| Berkley (W. R.) Corp. | $ | 7,692 | $ | 24,896 | $ | 9,026 |
| CNA Financial Corp. | $ | 10,134 | $ | 57,152 | $ | 11,983 |
| Chubb Ltd. | $ | 32,679 | $ | 167,771 | $ | 59,527 |
| Cigna Corp. | $ | 48,569 | $ | 153,226 | $ | 72,317 |
| Cincinnati Financial Corp. | $ | 5,407 | $ | 21,935 | $ | 12,599 |
| Lincoln National Corp. | $ | 16,424 | $ | 298,147 | $ | 10,960 |
| Marsh & McLennan Companies | $ | 14,950 | $ | 21,578 | $ | 40,171 |
| MetLife Inc. | $ | 67,915 | $ | 687,538 | $ | 40,520 |
| Principal Financial Group Inc. | $ | 14,237 | $ | 243,036 | $ | 12,502 |
| Progressive Corp. | $ | 31,955 | $ | 46,575 | $ | 35,184 |
| Prudential Financial Inc. | $ | 63,304 | $ | 815,078 | $ | 33,680 |
| Travelers Companies Inc. | $ | 30,282 | $ | 104,233 | $ | 31,720 |
| Unum Group | $ | 11,599 | $ | 61,876 | $ | 6,427 |
| Voya Financial Inc. | $ | 8,514 | $ | 154,682 | $ | 6,242 |
| XL Group Ltd.[3] | $ | — | $ | — | $ | — |
| **25TH PERCENTILE** | $ | 10,866 | $ | 51,864 | $ | 11,471 |
| **MEDIAN** | $ | 16,424 | $ | 112,249 | $ | 28,461 |
| **75TH PERCENTILE** | $ | 36,247 | $ | 205,404 | $ | 37,678 |
| **THE HARTFORD** | $ | 18,955 | $ | 62,307 | $ | 15,946 |
| **PERCENT RANK** | | 51% | | 36% | | 44% |

(1) Peer data provided by S&P Capital IQ. The amounts shown in the "Revenues" column reflect S&P Capital IQ adjustments to facilitate comparability across companies.
(2) An additional four non-public companies are included in the Corporate Peer Group as they submit data to relevant compensation surveys utilized in determining appropriate pay levels for Senior Executives: Liberty Mutual, MassMutual, Nationwide Financial, and State Farm.
(3) The 2018 Corporate Peer Group included Aetna Inc., which was acquired by CVS Health Corp. on November 28, 2018, and XL Group Ltd., which was acquired by AXA on September 12, 2018.

## 2019 Corporate Peer Group

For 2019 compensation purposes, in addition to the deletion of Aetna Inc. and XL Group Ltd. as a result of acquisitions, the Compensation Committee made the following changes to better reflect competitors to the company's risk-based product businesses, its current business mix following the sale of Talcott Resolution, and potential competitors for talent.



| 2018 Corporate Peer Group | ⇨ | 4 Deletions | + | 2 Additions | = | 2019 Corporate Peer Group |
|---|---|---|---|---|---|---|
| | | ⇩ | | ⇩ | | |
| | | • Aetna Inc. | | • American International Group, Inc. | | |
| | | • Marsh & McLennan Companies, Inc. | | • Hanover Insurance Group, Inc. | | |
| | | • Prudential Financial Inc. | | | | |
| | | • XL Group Ltd. | | | | |

## Use of Corporate Peer Group Compensation Data

When evaluating and determining individual pay levels, the Compensation Committee reviews compensation data prepared annually by Aon showing the 25th, 50th and 75th percentiles of various pay elements for the companies listed above. As noted previously, the Compensation Committee does not target a specific market position in pay. One of our NEOs, our Chief Investment Officer and President of HIMCO, was also benchmarked against similar roles at a broader group of financial services companies within the standard McLagan Investment Management survey.

The Compensation Committee also reviews general industry survey data published by third parties as a general indicator of relevant market conditions and pay practices, including perquisites. Neither the Compensation Committee nor management has any input into companies included in these general industry or financial services company surveys.

## PAY FOR PERFORMANCE

### 2018 AIP PERFORMANCE

*Based on the assessment of performance described below, the Compensation Committee established an AIP funding level of 160% of target for the 2018 performance year.*

| STEP 1: | Financial Performance Against Target — Produced formulaic AIP funding level capped at 200% |
|---|---|

When setting the 2018 operating plan, which forms the basis for the Compensation Core Earnings target, management and the Board anticipated continued underwriting discipline in Commercial Lines and strong results in Group Benefits, improvement in Personal Lines underwriting results, and rate increases in underperforming areas of the business, partially offset by the elimination of core earnings from Talcott Resolution (as a result of its sale) and lower limited partnership returns relative to the strong returns experienced in 2017.

The 2018 AIP Compensation Core Earnings target was set at $1,593 million, higher than both the 2017 Compensation Core Earnings target of $1,398 million and 2017 actual performance of $1,572 million. The 2018 Compensation Core Earnings target increased despite a significant loss in earnings power resulting from the sale of Talcott Resolution, partially offset by a lower corporate income tax rate in 2018 and earnings from the Aetna U.S. group life and disability business acquisition.

Actual Compensation Core Earnings for 2018 were $1,842 million, producing a formulaic AIP funding level capped at 200% of target, reflecting strong underlying financial performance in each of the company's business units.

Illustrated at right are the minimum threshold, target and maximum Compensation Core Earnings levels against actual results for 2018. As discussed on page 40, Compensation Core Earnings will differ from the earnings numbers provided in our financial statements due to pre-determined adjustments made to ensure the AIP funding level reflects the operating performance within management's control.



**2018 Compensation Core Earnings**

$ IN MILLIONS

FORMULAIC AIP FUNDING LEVEL

Actual $1,842   $1,832

$1,593

$1,354

| | Threshold | Target | Maximum |
|---|---|---|---|
| | 85% | 100% | 115% |

**PERFORMANCE VS. TARGET**

| STEP 2: | Qualitative Review — Compensation Committee reduced funding level |
|---|---|

In assessing overall performance and arriving at the 2018 AIP funding level, the Compensation Committee undertook a qualitative review focused on the following:

| Qualitative Criteria | Results Considered |
|---|---|
| Quality of Earnings | The company's core earnings were above target, driven by favorable non-catastrophe prior year development combined with increased investment income, including strong partnership returns. Excellent business results in Group Benefits and Mutual Funds also contributed to the performance above target. Lower P&C current accident year results, excluding catastrophes, partially offset these favorable results. Results were negatively impacted by catastrophe losses significantly above operating plan. |
| Risk & Compliance | The Hartford was again named one of the world's most ethical companies by Ethisphere Institute in 2018. The Hartford has appeared on the list ten times due to a culture built on a foundation of integrity and respect, backed by a strong ethics and compliance program that emphasizes leadership accountability and preventing ethical lapses and compliance issues |
| Peer-Relative Performance | The company's financial performance (core earnings growth and book value growth) compared favorably to peers; however, the company's stock underperformed the S&P 500, the S&P P&C index and the S&P Insurance index. |
| Expense Management | Excluding bonus above target and one-time items, expenses were favorable to budget due mainly to managing headcount and IT costs. |
| Non-Financial and Strategic Objectives | On or ahead of schedule in integrating Aetna's U.S. group life and disability business, realizing the revenue and earnings growth we expected to date from the deal; successfully completed the sale of Talcott Resolution, improving the core earnings growth profile of the company and generating approximately $1.5 billion in proceeds for deployment; and announced an agreement to acquire The Navigators Group, Inc., which will broaden and deepen our product offerings while greatly enhancing our ability to expand internationally. |

As a result of its qualitative review, the Compensation Committee determined that, while strong 2018 results supported AIP funding above target, a second consecutive year of elevated catastrophe losses warranted a decrease in funding from the maximum of 200%. This is consistent with the company's AIP design, described on page 40, which adjusts core earnings for catastrophe losses above or below budget to manage year-to-year volatility, but retains flexibility for the use of Compensation Committee discretion to make adjustments to AIP funding levels. Following a review of the impact of excluding catastrophes above and below budget from Compensation Core Earnings over a multi-year period, the Compensation Committee used its informed discretion to reduce funding to 160%, a level it believed was more commensurate with overall company performance.

## 2018 NAMED EXECUTIVE OFFICERS' COMPENSATION AND PERFORMANCE

| STEP 3: | Individual Performance — Each NEO's 2018 AIP award |
|---|---|

### Christopher Swift

Mr. Swift has served as CEO since July 1, 2014; he was also appointed Chairman on January 5, 2015. For 2018, the independent directors approved a base salary of $1,150,000, an AIP target of $3,000,000, and a 2018 LTI award of $8,000,000 granted in the form of 50% stock options and 50% performance shares on February 27, 2018.

Based on the process outlined above, the independent directors approved an AIP award of $4,800,000 (160% of target), taking into account that under Mr. Swift's leadership, the company:

- Delivered strong underlying financial results across multiple business segments despite a second consecutive year of elevated catastrophes
- Successfully closed the divestiture of Talcott Resolution while simultaneously driving the integration of Aetna's U.S. group life and disability business and entering into an agreement to acquire Navigators
- Continued to focus on innovation, including the launch of our Small Business Innovation Lab, the purchase of Y-Risk, a company specializing in the sharing and on-demand economy, and the enhancement of advanced data and analytic capabilities
- Continued to focus on talent management, diversity and inclusion, resulting in employee engagement and enablement scores that are in the top quartile of the market, as measured by the IBM® Kenexa® survey of global companies

## Beth Costello

Ms. Costello has served as CFO since July 1, 2014. For 2018, the Compensation Committee approved a base salary of $725,000, an AIP target of $1,200,000, and a 2018 LTI award of $1,775,000 granted in the form of 50% stock options and 50% performance shares on February 27, 2018.

Based on the process outlined above, the Compensation Committee approved an AIP award of $1,925,000 (160% of target), taking into account that Ms. Costello:

- Co-led the complex closing process for Talcott Resolution while also delivering expense synergy savings on the Aetna acquisition ahead of plan
- Delivered a capital management plan that reduced debt by $320 million and successfully launched and priced a $345 million retail preferred stock offering that will fulfill a portion of planned financing needs for 2019, while diversifying the company's capital structure and investor base
- Furthered external engagement with investors, rating agencies and bankers
- Continued to focus on talent management, diversity and inclusion, resulting in employee engagement and enablement scores that are in the top quartile of the market

## Douglas Elliot

Mr. Elliot has served as President of The Hartford since July 1, 2014. For 2018, the Compensation Committee approved a base salary of $950,000, an AIP target of $1,900,000, and a 2018 LTI award of $5,000,000 granted in the form of 50% stock options and 50% performance shares on February 27, 2018.

Based on the process outlined above, the Compensation Committee approved an AIP award of $3,050,000 (161% of target), taking into account that Mr. Elliot:

- Delivered record core earnings in Group Benefits and strong Commercial Lines core earnings despite a second consecutive year of elevated catastrophe
- Led the continued expansion of product capabilities (including large property, professional liability for Small Commercial and International), which allowed for broader and deeper risk participation
- Advanced business intelligence capabilities and predictive modeling in all business segments and the company's Claims organization
- Continued to focus on talent management, diversity and inclusion resulting in employee engagement and enablement scores that are in the top quartile of the market

## Brion Johnson

Mr. Johnson has served as Chief Investment Officer and President of HIMCO since May 16, 2012. For 2018, the Compensation Committee approved a base salary of $575,000, an AIP target of $1,400,000 and a 2018 LTI award of $1,600,000 granted in the form of 50% stock options and 50% performance shares on February 27, 2018.

Based on the process outlined above, the Compensation Committee approved an AIP award of $2,250,000 (161% of target), taking into account that Mr. Johnson:

- Delivered strong performance across all investment measures for HIMCO, resulting in net investment income that exceeded the annual operating plan despite a challenging investment environment
- Co-led the complex closing process for Talcott Resolution, completing a multi-year strategy to exit capital market-sensitive businesses
- Led several other complex and impactful initiatives, including a five-year agreement to manage the invested assets of Talcott Resolution and Global Atlantic Financial Group and repositioning the Aetna U.S. group life and disability block's investment portfolio
- Continued to focus on talent management, diversity and inclusion resulting in employee engagement and enablement scores that are in the top quartile of the market

## William Bloom

Mr. Bloom has served as Executive Vice President of Operations, Technology & Data since July 1, 2014. For 2018, the Compensation Committee approved a base salary of $575,000, an AIP target of $825,000 and a 2018 LTI award of $1,100,000 granted in the form of 50% stock options and 50% performance shares on February 27, 2018.

Based on the process outlined above, the Compensation Committee approved an AIP award of $1,550,000 (188% of target), taking into account that Mr. Bloom:

- Continued progress on all major IT and digital investments to improve the ease of doing business for customers and distribution partners while achieving expense savings goals
- Continued the deployment of robotics and artificial intelligence within Operations

- Provided significant support for diversity and inclusion and talent initiatives, including Women in Technology, Step IT Up America and Hartcode Academy, an internal front-end developer training program
- Continued to strengthen organizational talent through key internal moves and new hires, while maintaining top quartile employee engagement and enablement results

## CERTIFICATION OF 2016-2018 PERFORMANCE SHARE AWARDS

On March 1, 2016, the Compensation Committee granted Senior Executives performance shares tied 50% to achievement of average annual Compensation Core ROE[1][2] goals over a three-year measurement period, and 50% to TSR performance relative to a peer group of 17 companies.[3] For the Core ROE component of the award, achievement of average annual Compensation Core ROE of 8.9%, 9.4% and 9.9% during the measurement period would have resulted in payouts of 50%, 100% and 200% of target, respectively.  For the TSR component of the award, there would be no payout for performance below the 30th percentile, 50% payout for performance at the 30th percentile, 100% payout for median performance, and 200% payout if our TSR performance ranks ahead of all companies in the performance peer group.

These performance shares vested as of December 31, 2018, the end of the three-year performance period, and the Compensation Committee certified a payout at 100% of target on February 20, 2019 based on the following results:

- The average of the company's Compensation Core ROE for each year of the measurement period was 10.0%, resulting in a payout capped at 200% of target for the Compensation Core ROE component of the awards
- Because the company's TSR during the performance period was below threshold, there was no payout for the TSR component of the awards

Details of the 2016 performance shares are given on page 35 of our 2017 Proxy Statement filed with the Securities and Exchange Commission on April 6, 2017.

[1] *Because threshold, target and maximum Compensation Core ROE values were established in February 2016 based on the company's 2016-2018 operating plan before a decision to sell Talcott Resolution had been made, the definition of Compensation Core ROE for 2016 performance share awards was amended to include Talcott Resolution core earnings through September 30, 2017, the period in which management was both actively managing the business and separately reporting its results externally.*

[2] *As a result of the Tax Cuts and Jobs Act of 2017: (a) an adjustment was made pursuant to the definition of Compensation Core Earnings to use the previously enacted corporate income tax rate of 35%, which is higher than the current corporate income tax rate of 21%, and (b) the definition of average equity was amended to exclude the impact on average equity of the charge to earnings that was the result of the effect of the lower enacted corporate income tax rate on deferred tax assets.*

[3] *While the peer group at the time of the grant consisted of 20 companies, AXA subsequently acquired XL Group plc, ACE Limited acquired The Chubb Corporation, and Meiji Yasuda Life Insurance Company acquired StanCorp Financial Group, Inc., resulting in a performance peer group of 17 companies for measuring TSR performance.*

## COMPENSATION POLICIES AND PRACTICES

### STOCK OWNERSHIP AND RETENTION GUIDELINES

Senior Executives are expected to meet or exceed certain levels of stock ownership to align their interests with those of shareholders. The Compensation Committee has established the following ownership guidelines for the CEO and other NEOs

| Level | (As a Multiple of Base Salary) |
| --- | --- |
| CEO | 6x |
| Other NEOs | 4x |

The Compensation Committee reviews ownership levels annually. NEOs are generally expected to meet these ownership guidelines within five years of appointment to position. As of March 18, 2019, the CEO and each of the NEOs met their respective guideline.

### TIMING OF EQUITY GRANTS

Equity grants may be awarded four times per year, on the first day of a quarterly trading window following the filing of our Form 10-Q or 10-K for the prior period. Our practice is to grant annual equity awards during the first quarterly trading window of the year. This timing ensures that grants are made at a time when the stock price reflects the most current public data regarding our performance and financial condition as is reasonably possible.

### RECOUPMENT POLICY

We have a recoupment policy that allows for the recoupment of any incentive compensation (cash or equity) paid or payable at any time to the extent such recoupment either (i) is required by applicable law or listing standards, or (ii) is determined to be necessary or appropriate in light of business circumstances or employee misconduct.

## RISK MITIGATION IN PLAN DESIGN

Management has concluded that our compensation policies and practices are not reasonably likely to have a material adverse effect on the company. Our Enterprise Risk Management function performs a risk review of any new incentive compensation plans or any material changes to existing plans annually and completes a comprehensive review of all incentive compensation plans every five years. In 2018, Enterprise Risk Management conducted its annual review and discussed the results of that review with the Compensation Committee. Enterprise Risk Management concluded that current incentive plans do not promote inappropriate risk-taking or encourage the manipulation of reported earnings.

The following features of our executive compensation program guard against excessive risk-taking:

| Feature | Rationale |
|---|---|
| Pay Mix | • A mix of fixed and variable, annual and long-term, and cash and equity compensation encourages strategies and actions that are in the company's long-term best interests<br>• Long-term compensation awards and overlapping vesting periods encourage executives to focus on sustained company results and stock price appreciation |
| Performance Metrics | • Incentive awards based on a variety of performance metrics diversify the risk associated with any single indicator of performance |
| Equity Incentives | • Stock ownership guidelines align executive and shareholder interests<br>• Equity grants are made only during a trading window following the release of financial results<br>• No reload provisions are included in any stock option awards |
| Plan Design | • Incentive plans are not overly leveraged, cap the maximum payout, and include design features intended to balance pay for performance with an appropriate level of risk-taking<br>• The 2014 Incentive Stock Plan does not allow:<br>  - Stock options with an exercise price less than the fair market value of our common stock on the grant date<br>  - Re-pricing (reduction in exercise price) of stock options, without shareholder approval<br>  - Single trigger vesting of awards upon a Change of Control if awards are assumed or replaced with substantially equivalent awards |
| Recoupment | • We have a broad incentive compensation recoupment policy in addition to claw-back provisions under the 2014 Incentive Stock Plan |

## HEDGING AND PLEDGING COMPANY SECURITIES

We prohibit our employees and directors from engaging in hedging, monetization, derivative and similar transactions involving company securities. In addition, Senior Executives are prohibited from pledging company securities.

## POTENTIAL SEVERANCE AND CHANGE OF CONTROL PAYMENTS

The company does not have individual employment agreements. NEOs are covered under a common severance pay plan that provides severance in a lump sum equal to 2x the sum of annual base salary plus target bonus, whether severance occurs before or after a change of control (no gross-up is provided for any change of control excise taxes that might apply). As a condition to receiving severance, Senior Executives must agree to restrictive covenants covering such items as non-competition, non-solicitation of business and employees, non-disclosure and non-disparagement.

The company maintains change of control benefits to ensure continuity of management and to permit executives to focus on their responsibilities without undue distraction related to concerns about personal financial security if the company is confronted with a contest for control. These benefits are also designed to ensure that in any such contest, management is not influenced by events that could occur following a change of control.

The 2014 Incentive Stock Plan provides for "double trigger" vesting on a change of control. If an NEO terminates employment for "Good Reason" or his employment is terminated without "Cause" (see definitions on page 64) within 2 years following a change of control, then any awards that were assumed or replaced with substantially equivalent awards would vest. If the awards were not assumed or replaced with substantially equivalent awards, they would vest immediately upon the change of control.

## EFFECT OF TAX AND ACCOUNTING CONSIDERATIONS ON COMPENSATION DESIGN

In designing our compensation programs, we consider the tax and accounting impact of our decisions. In doing so, we strive to strike a balance between designing appropriate and competitive compensation programs for our executives, maximizing the deductibility of such compensation, and, to the extent reasonably possible, avoiding adverse accounting effects and ensuring that any accounting consequences are appropriately reflected in our financial statements.

Principal among the tax considerations has been the potential impact of Section 162(m) of the Internal Revenue Code, which historically denied a publicly traded company a federal income tax deduction for compensation in excess of $1 million paid to the CEO or any of the next three most highly compensated executive officers (other than the CFO) as determined as of the last day of the applicable year, unless the amount of such excess was payable based solely upon the attainment of objective performance criteria. While the Compensation Committee reserved the right to approve incentive awards or other payments that did not qualify as exempt performance-based compensation, our variable compensation, including our performance share payouts, were generally designed to qualify as exempt performance-based compensation. The exemption from Section 162(m)'s deduction limit for performance-based compensation was repealed, effective for taxable years beginning after December 31, 2017, unless the compensation qualifies for transition relief applicable to certain arrangements in place as of November 2, 2017.

Notwithstanding the repeal of the performance-based compensation exception and the possible loss of deductions under Section 162(m), we made payments for 2018 subject to the individual award limits and other terms of the Executive Bonus Plan, and we currently expect that the Compensation Committee's process for determining the annual cash bonus amounts going forward will generally remain consistent with its past practice. We believe that it will be necessary to pay compensation that may not be tax-deductible in order to provide competitive compensation and appropriate incentives to certain of our executive officers.

Other tax considerations are factored into the design of our compensation programs, including compliance with the requirements of Section 409A of the Internal Revenue Code, which can impose additional taxes on participants in certain arrangements involving deferred compensation, and Sections 280G and 4999 of the Internal Revenue Code, which affect the deductibility of, and impose certain additional excise taxes on, certain payments that are made upon or in connection with a change of control.

## COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

As of the date of this proxy statement, the Compensation and Management Development Committee consists of directors Ruesterholz (Chair), Fetter, McGill, Renyi, and Roseborough, all of whom are independent non-management directors. None of the Compensation and Management Development Committee members has served as an officer or employee of The Hartford and none of The Hartford's executive officers has served as a member of a compensation committee or board of directors of any other entity that has an executive officer serving as a member of The Hartford's Board.

# REPORT OF THE COMPENSATION AND MANAGEMENT DEVELOPMENT COMMITTEE

The Compensation Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on our review and discussion with management, we have recommended to the Board that the Compensation Discussion and Analysis be included in this proxy statement and in the company's Annual Report on Form 10-K for the year ended December 31, 2018.

Report submitted as of March 22, 2019 by:

Members of the Compensation and Management Development Committee:

Virginia P. Ruesterholz, Chair
Trevor Fetter
Stephen P. McGill
Thomas A. Renyi
Teresa W. Roseborough

# EXECUTIVE COMPENSATION TABLES

## SUMMARY COMPENSATION TABLE

The table below reflects total compensation paid to or earned by each NEO.

| Name and Principal Position | Year | Salary ($) | Bonus ($) | Stock Awards ($)[1] | Option Awards ($)[2] | Non-Equity Incentive Plan Compensation ($)[3] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[4] | All Other Compensation ($)[5] | Total ($) |
|---|---|---|---|---|---|---|---|---|---|
| Christopher Swift Chairman and Chief Executive Officer | 2018 | 1,137,500 | – | 3,736,000 | 4,000,000 | 4,800,000 | – | 210,115 | 13,883,615 |
| | 2017 | 1,100,000 | – | 3,472,500 | 3,750,000 | 4,675,000 | 34,380 | 83,405 | 13,115,285 |
| | 2016 | 1,075,000 | – | 3,404,473 | 3,575,000 | 1,925,000 | 17,769 | 81,879 | 10,079,121 |
| Beth Costello Executive Vice President and Chief Financial Officer | 2018 | 718,750 | – | 828,925 | 887,500 | 1,925,000 | – | 65,500 | 4,425,675 |
| | 2017 | 700,000 | – | 810,250 | 875,000 | 1,900,000 | 34,380 | 65,400 | 4,385,030 |
| | 2016 | 687,500 | – | 833,263 | 875,000 | 770,000 | 13,122 | 65,300 | 3,244,185 |
| Douglas Elliot President | 2018 | 943,750 | – | 2,335,000 | 2,500,000 | 3,050,000 | – | 170,363 | 8,999,113 |
| | 2017 | 925,000 | – | 2,315,000 | 2,500,000 | 3,150,000 | 15,738 | 67,526 | 8,973,264 |
| | 2016 | 918,750 | – | 2,202,194 | 2,312,500 | 1,295,000 | 8,490 | 67,368 | 6,804,302 |
| Brion Johnson Executive Vice President and Chief Investment Officer; President of HIMCO | 2018 | 562,500 | – | 747,200 | 800,000 | 2,250,000 | – | 65,500 | 4,425,200 |
| | 2017 | 525,000 | – | 694,500 | 750,000 | 2,300,000 | 6,199 | 68,150 | 4,343,849 |
| | 2016 | 525,000 | – | 642,803 | 675,000 | 1,100,000 | 3,393 | 68,050 | 3,014,246 |
| William Bloom, Executive Vice President, Operations, Technology & Data | 2018 | 568,750 | – | 513,700 | 550,000 | 1,550,000 | – | 68,281 | 3,250,731 |
| | 2017 | 550,000 | – | 463,000 | 500,000 | 1,575,000 | 14,846 | 67,845 | 3,170,691 |

(1) This column reflects the full aggregate grant date fair value of performance shares calculated in accordance with FASB ASC Topic 718 for the fiscal years ended December 31, 2018, 2017 and 2016. Detail on the 2018 grants is provided in the *Grants of Plan Based Awards Table* on page 54. The amounts in this column are not reduced for estimated forfeiture rates during the applicable vesting periods. Other assumptions used in the calculation of these amounts are included in footnote 19 of the company's Annual Reports on Form 10-K for 2018, 2017 and 2016.

To determine the fair value of the performance share award under FASB ASC topic 718, the market value on the grant date is adjusted by a factor of 0.9340 to take into consideration that dividends are not paid on unvested performance shares, and to reflect the probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date.

The number of shares payable under these awards will be based on the actual results as compared to pre-established performance conditions and can range from 0-200% of the target award. The value of performance shares assuming the highest possible outcome of the performance conditions determined at the time of grant (200% of the target award), and including an adjustment for no payment of dividends on unvested performance shares, would in total be:

| NEO | 2018 Performance Shares (February 27, 2018 grant date) | 2017 Performance Shares (February 28, 2017 grant date) | 2016 Performance Shares (March 1, 2016 grant date) |
|---|---|---|---|
| C. Swift | $ 7,567,405 | $ 7,084,289 | $ 6,739,911 |
| B. Costello | $ 1,678,987 | $ 1,652,967 | $ 1,649,599 |
| D. Elliot | $ 4,729,628 | $ 4,722,829 | $ 4,359,731 |
| B. Johnson | $ 1,513,461 | $ 1,416,895 | $ 1,272,557 |
| W. Bloom | $ 1,040,498 | $ 944,566 | |

Under the 2014 Incentive Stock Plan, no more than 500,000 shares in the aggregate can be earned by an individual employee with respect to RSUs and performance share awards made in a single calendar year. As a result, the number of shares ultimately distributed to an employee (or former employee) with respect to awards made in the same year will be reduced, if necessary, so that the number does not exceed this limit.

(2) This column reflects the full aggregate grant date fair value for the fiscal years ended December 31, 2018, 2017 and 2016 calculated in accordance with FASB ASC topic 718. The amounts in this column are not reduced for estimated forfeitures during the applicable vesting periods. Other assumptions used in the calculation of these amounts are included in footnote 19 of the company's Annual Reports on Form 10-K for 2018, 2017 and 2016.

(3) This column reflects cash AIP awards paid for the respective years.

(4) This column reflects the actuarial increase, if any, in the present value of the accumulated benefits of the NEOs under all pension plans established by the company. The amounts were calculated using discount rate and form of payment assumptions consistent with those used in the company's GAAP financial statements. Actuarial assumptions for 2018 are described in

further detail in the footnote to the *Pension Benefits Table* on page 57.  Because the discount rate increased from 3.72% to 4.35% in 2018, the change in present value was negative for all five NEOS and therefore not reported in this table.  These negative values were ($3,033) for Mr. Swift; ($14,670) for Ms. Costello; ($491) for Mr. Elliot; ($68) for Mr. Johnson; and ($9,055) for Mr. Bloom.

(5)   This column reflects amounts described in the *Summary Compensation Table—All Other Compensation*.

## Summary Compensation Table - All Other Compensation

This table provides more details on the amounts presented in the "All Other Compensation" column in the *Summary Compensation Table* on page 52 for the NEOs.

| Name | Year | Perquisites ($) | Contributions or Other Allocations to Defined Contribution Plans ($)[1] | Total ($) |
|---|---|---|---|---|
| Christopher Swift | 2018 | 144,615 [2] | 65,500 | 210,115 |
| Beth Costello | 2018 | — | 65,500 | 65,500 |
| Douglas Elliot | 2018 | 104,863 [3] | 65,500 | 170,363 |
| Brion Johnson | 2018 | — | 65,500 | 65,500 |
| William Bloom | 2018 | 2,781 [4] | 65,500 | 68,281 |

(1)   This column represents company contributions under the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan) and The Hartford Excess Savings Plan (the "Excess Savings Plan"), a non-qualified plan established to "mirror" the qualified plan to facilitate deferral of amounts that cannot be deferred under the 401(k) plan due to Internal Revenue Code limits. Additional information can be found under the "Excess Savings Plan" section of the *Non-Qualified Deferred Compensation Table* beginning on page 58.

(2)   Perquisite amounts for Mr. Swift include  personal use of corporate aircraft not requiring reimbursement to the company ($124,153),  commuting costs, and expenses associated with the attendance of Mr. Swift's spouse at business functions.

(3)   Perquisite amounts for Mr. Elliot include personal use of corporate aircraft related to a family emergency ($31,693), personal use of corporate aircraft not requiring reimbursement to the company ($71,093),  and expenses associated with the attendance of Mr. Elliot's spouse at business functions.

(4)   Perquisite amounts for Mr. Bloom include expenses associated with the annual physical examination benefit and attendance of Mr. Bloom's spouse at a business function.

## GRANTS OF PLAN BASED AWARDS TABLE

This table discloses information about equity awards granted to the NEOs in 2018 pursuant to the 2014 Incentive Stock Plan. The table also discloses potential payouts under the AIP and performance share awards. Actual AIP payouts are reported in the *Summary Compensation Table* on page 52 under the heading "Non-Equity Incentive Plan Compensation." Equity awards have been rounded to the nearest whole share or option.

| Name | Plan | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1] | | | Estimated Future Payouts Under Equity Incentive Plan Awards[2] | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#)[3] | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($)[4] |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| C. Swift | 2018 AIP | | 1,500,000 | 3,000,000 | 5,000,000 | | | | | | | |
| | Stock Options | 2/27/2018 | | | | | | | | 284,819 | 53.81 | 4,000,000 |
| | Performance Shares | 2/27/2018 | | | | 13,009 | 74,336 | 148,672 | | | | 3,736,000 |
| B. Costello | 2018 AIP | | 600,000 | 1,200,000 | 2,400,000 | | | | | | | |
| | Stock Options | 2/27/2018 | | | | | | | | 63,194 | 53.81 | 887,500 |
| | Performance Shares | 2/27/2018 | | | | 2,886 | 16,493 | 32,986 | | | | 828,925 |
| D. Elliot | 2018 AIP | | 950,000 | 1,900,000 | 3,800,000 | | | | | | | |
| | Stock Options | 2/27/2018 | | | | | | | | 178,012 | 53.81 | 2,500,000 |
| | Performance Shares | 2/27/2018 | | | | 8,131 | 46,460 | 92,920 | | | | 2,335,000 |
| B. Johnson | 2018 AIP | | 700,000 | 1,400,000 | 2,800,000 | | | | | | | |
| | Stock Options | 2/27/2018 | | | | | | | | 56,964 | 53.81 | 800,000 |
| | Performance Shares | 2/27/2018 | | | | 2,602 | 14,867 | 29,734 | | | | 747,200 |
| W. Bloom | 2018 AIP | | 412,500 | 825,000 | 1,650,000 | | | | | | | |
| | Stock Options | 2/27/2018 | | | | | | | | 39,163 | 53.81 | 550,000 |
| | Performance Shares | 2/27/2018 | | | | 1,789 | 10,221 | 20,442 | | | | 513,700 |

(1) Consistent with company practice, the NEO's threshold, target and maximum AIP award opportunities are based on salary for 2018. The "Threshold" column shows the payout amount for achieving the minimum level of performance for which an amount is payable under the AIP (no amount is payable if this level of performance is not reached). The "Maximum" column shows the maximum amount payable at 200% of target, subject to the limit set out in the Executive Bonus Program approved by shareholders in 2014; the amount for Mr. Swift has been reduced to $5,000,000 to reflect this plan limit. To reward extraordinary performance, the Compensation Committee may, in its sole discretion, authorize individual AIP awards of up to the lower of 300% of the target annual incentive payment level or the Executive Bonus Program limit. The actual 2018 AIP award for each NEO is reported in the "Non-Equity Incentive Plan Compensation" column in the *Summary Compensation Table*.

(2) The performance shares granted to the NEOs on February 27, 2018 vest on December 31, 2020, the end of the three year performance period, based on the company's TSR performance relative to a peer group established by the Compensation Committee, and performance based on pre-established ROE targets. These two measures are weighted equally (50/50), as described on page 41. The "Threshold" column for this grant represents 17.5% of target which is the payout for achieving the minimum level of performance for which an amount is payable under the program (no amount is payable if this level of performance is not reached). The "Maximum" column for this grant represents 200% of target and is the maximum amount payable.

(3) The options granted in 2018 to purchase shares of the company's common stock vest 1/3 per year on each anniversary of the grant date and each option has an exercise price equal to the fair market value of one share of common stock on the date of grant. The value of each stock option award is $14.044 and was determined by using a lattice/Monte-Carlo based option valuation model; this value was not reduced to reflect estimated forfeitures during the vesting period.

(4) The NYSE closing price per share of the company's common stock on February 27, 2018, the date of the 2018 LTI grants for the NEOs, was $53.81. To determine the fair value of the performance share award under FASB ASC topic 718, the market value on the grant date is adjusted by a factor of 0.9340 to take into consideration that dividends are not paid on unvested performance shares, and to reflect the probable outcome of the performance condition(s) consistent with the estimated aggregate compensation cost to be recognized over the service period, determined as of the grant date.

## OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END TABLE

This table shows outstanding stock option awards classified as exercisable and unexercisable and the number and market value of any unvested or unearned equity awards outstanding as of December 31, 2018 and valued using $44.45, the NYSE closing price per share of the company's common stock on December 31, 2018.

| Name | Grant Date | Option Awards | | Option Exercise Price ($) | Option Expiration Date | Stock Awards | | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3] | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4] |
| | | Number of Securities Underlying Unexercised Options Exercisable(#)[1] | Number of Securities Underlying Unexercised Options Unexercisable(#)[1] | | | Number of Shares or Units of Stock That Have Not Vested (#)[2] | Market Value of Shares or Units of Stock That Have Not Vested ($) | | |
|---|---|---|---|---|---|---|---|---|---|
| Christopher Swift | 3/1/2011 | 92,937 | — | 28.91 | 3/1/2021 | | | | |
| | 2/28/2012 | 148,448 | — | 20.63 | 2/28/2022 | | | | |
| | 3/5/2013 | 141,388 | — | 24.15 | 3/5/2023 | | | | |
| | 3/4/2014 | 103,872 | — | 35.83 | 3/4/2024 | | | | |
| | 3/3/2015 | 301,887 | — | 41.25 | 3/3/2025 | | | | |
| | 3/1/2016 | 196,320 | 98,161 | 43.59 | 3/1/2026 | | | | |
| | 2/28/2017 | 100,969 | 201,939 | 48.89 | 2/28/2027 | | | 76,703 | 3,409,448 |
| | 2/27/2018 | — | 284,819 | 53.81 | 2/27/2028 | | | 74,336 | 3,304,235 |
| Beth Costello | 3/4/2014 | 47,214 | — | 35.83 | 3/4/2024 | | | | |
| | 3/3/2015 | 77,830 | — | 41.25 | 3/3/2025 | | | | |
| | 3/1/2016 | 48,050 | 24,026 | 43.59 | 3/1/2026 | | | | |
| | 2/28/2017 | 23,559 | 47,120 | 48.89 | 2/28/2027 | | | 17,897 | 795,522 |
| | 2/27/2018 | — | 63,194 | 53.81 | 2/27/2028 | | | 16,493 | 733,114 |
| Douglas Elliot | 3/5/2013 | 128,535 | — | 24.15 | 3/5/2023 | | | | |
| | 3/4/2014 | 94,429 | — | 35.83 | 3/4/2024 | | | | |
| | 3/3/2015 | 207,547 | — | 41.25 | 3/3/2025 | | | | |
| | 3/1/2016 | 126,990 | 63,496 | 43.59 | 3/1/2026 | | | | |
| | 2/28/2017 | 67,313 | 134,626 | 48.89 | 2/28/2027 | | | 51,135 | 2,272,951 |
| | 2/27/2018 | — | 178,012 | 53.81 | 2/27/2028 | | | 46,460 | 2,065,147 |
| Brion Johnson | 3/4/2014 | 51,936 | — | 35.83 | 3/4/2024 | | | | |
| | 3/3/2015 | 56,604 | — | 41.25 | 3/3/2025 | | | | |
| | 3/1/2016 | 37,067 | 18,534 | 43.59 | 3/1/2026 | | | | |
| | 2/28/2017 | 20,194 | 40,388 | 48.89 | 2/28/2027 | | | 15,341 | 681,907 |
| | 2/27/2018 | — | 56,964 | 53.81 | 2/27/2028 | | | 14,867 | 660,838 |
| William Bloom | 3/3/2015 | 33,019 | — | 41.25 | 3/3/2025 | | | | |
| | 3/1/2016 | 21,966 | 10,983 | 43.59 | 3/1/2026 | | | | |
| | 8/1/2016 | | | | | 19,576 | 870,153 | | |
| | 2/28/2017 | 13,462 | 26,926 | 48.89 | 2/28/2027 | | | 10,227 | 454,590 |
| | 2/27/2018 | — | 39,163 | 53.81 | 2/27/2028 | | | 10,221 | 454,323 |

(1) Stock options granted to the NEOs vest and become exercisable 1/3 per year on each anniversary of the grant date and generally expire on the tenth anniversary of the grant date. See "(2) Accelerated Stock Option Vesting" on page 62 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated.

(2) Mr. Bloom received a retention RSU award on August 1, 2016 that will vest on August 1, 2019, assuming continued service through that date. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 62 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for these RSUs. Dividends are credited on RSUs.

(3) This column represents unvested performance share awards at target. Dividends are not credited on performance shares. See "(3) Accelerated Vesting of Performance Shares and Other LTI Awards" on page 62 following the *Payments upon Termination or Change of Control* table for a description of the circumstances in which vesting is accelerated for performance shares.

- Performance shares granted on February 28, 2017 vest on December 31, 2019, the end of the three year performance period, based on the company's TSR performance relative to the peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 40 of the 2018 proxy statement.
- Performance shares granted on February 27, 2018 vest on December 31, 2020, the end of the three year performance period, based on the company's TSR performance relative to the peer group established by the Compensation Committee and performance against pre-established ROE targets, with the two measures weighted equally (50/50), as described on page 41 of this proxy statement.

(4) This column reflects market value of performance shares granted on February 28, 2017 and February 27, 2018 at target.

## OPTION EXERCISES AND STOCK VESTED TABLE

This table provides information regarding option awards exercised and stock awards that vested during 2018. The numbers have been rounded to the nearest whole dollar or share.

| Name | Option Awards | | Stock Awards | |
| --- | --- | --- | --- | --- |
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($)[1] | Number of Shares Acquired on Vesting (#)[2] | Value Realized on Vesting ($)[3] |
| Christopher Swift | — | — | 114,085 | 5,472,111 |
| Beth Costello | 71,716 | 2,069,495 | 39,316 | 1,853,592 |
| Douglas Elliot | 152,777 | 4,598,487 | 85,122 | 4,050,897 |
| Brion Johnson | 57,841 | 1,669,501 | 34,728 | 1,628,459 |
| William Bloom | — | — | 9,176 | 450,266 |

(1) The amounts in this column reflect the value realized upon the exercise of vested stock options during 2018. The value realized is the difference between the fair market value of common stock on the date of exercise and the exercise price of the option. All options were exercised pursuant to pre-planned trading plans in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934.

(2) The numbers in this column reflect the total RSUs and performance shares that vested in 2018. The RSUs were granted on October 30, 2013 and settled in shares for Mr. Swift, Ms. Costello, Mr. Elliott and Mr. Johnson on the vesting date of October 30, 2018. The performance shares were granted on March 1, 2016, vested on December 31, 2018, and paid out at 100% of target following the Compensation Committee's February 20, 2019 certification of company performance against two equally weighted measures:

- at maximum performance for pre-established ROE targets, and
- below threshold performance against the relative TSR performance objective for the three-year performance period January 1, 2016 – December 31, 2018.

The table below provides the number of vested RSUs and vested performance shares included in this column:

| NEO | Vested RSUs | Vested Performance Shares |
| --- | --- | --- |
| C. Swift | 32,071 | 82,014 |
| B. Costello | 19,243 | 20,073 |
| D. Elliot | 32,071 | 53,051 |
| B. Johnson | 19,243 | 15,485 |
| W. Bloom | — | 9,176 |

(3) The value of the RSU awards (including accumulated dividend equivalents) is based on the NYSE closing price per share of the company's common stock on October 30, 2018 ($45.14). The value of performance share awards is based on the NYSE closing price per share of the company's common stock on February 20, 2019 ($49.07), the date the Compensation Committee certified the vesting percentage.

## PENSION BENEFITS TABLE

The table below shows the number of years of credited service, the actuarial present value of the accumulated pension benefit, and the actual cash balance account as of December 31, 2018 under the company's tax-qualified pension plan (The Hartford Retirement Plan for U.S. Employees, or the "Retirement Plan") and the non-qualified pension plan (The Hartford Excess Pension Plan II, or the "Excess Pension Plan") for each of the NEOs, except Mr. Bloom. Mr. Bloom had accrued a benefit in respect of a prior period of employment when a final average pay formula was applicable. He was rehired after the cash balance account formula accruals ceased as of December 31, 2012. Therefore, the Actual Cash Balance Account or Accrued Benefit column illustrates Mr. Bloom's accrued final average pay formula benefit for his earlier period of employment.

| Name | Plan Name | Number of Years Credited Service (#)[1] | Present Value of Accumulated Benefit ($)[2] | Actual Cash Balance Account or Accrued Benefit ($) | Payments During Last Fiscal Year ($) |
|---|---|---|---|---|---|
| Christopher Swift | Retirement Plan | 2.83 | 67,179 | 72,228 | — |
| | Excess Pension Plan | 2.83 | 373,624 | 401,709 | — |
| Beth Costello | Retirement Plan | 8.67 | 138,249 | 158,741 | — |
| | Excess Pension Plan | 8.67 | 171,872 | 197,347 | — |
| Douglas Elliot | Retirement Plan | 1.74 | 46,914 | 50,059 | — |
| | Excess Pension Plan | 1.74 | 164,905 | 175,961 | — |
| Brion Johnson | Retirement Plan | 1.24 | 28,993 | 30,858 | — |
| | Excess Pension Plan | 1.24 | 55,836 | 59,430 | — |
| William Bloom[3] | Retirement Plan | 3.50 | 115,437 | 11,198 | — |
| | Excess Pension Plan | 3.50 | 1,207 | 117 | — |

(1) Benefit accruals ceased as of December 31, 2012 under each Plan, but service continues to be credited for purposes of determining whether employees have reached early or normal retirement milestones. As of December 31, 2018, each of the NEOs was vested at 100% in his or her Final Average Earnings benefit or cash balance account.

(2) The present value of accumulated benefits under each Plan is calculated assuming that benefits commence at age 65, no pre-retirement mortality, a lump sum form of payment and the same actuarial assumptions used by the company for GAAP financial reporting purposes. Because the cash balance amounts are projected to age 65 using an assumed interest crediting rate of 3.3% (the actual rate in effect for 2018), and the present value as of December 31, 2018 is determined using a discount rate of 4.35%, the present value amounts are lower than the actual December 31, 2018 cash balance accounts.

(3) For Mr. Bloom, the present value of the final average pay benefit portion of Mr. Bloom's benefit assumes commencement at the date he would receive an unreduced benefit under the plan (age 62 plus one month) and an annuity form of payment. Mr. Bloom has no accrued benefit under the cash balance formula.

## Cash Balance Formula

Employees hired prior to January 1, 2001 accrued benefits under a final average pay formula through December 31, 2008 and accrued benefits under the cash balance formula from January 1, 2009 to December 31, 2012.

For employees hired on or after January 1, 2001, retirement benefits accrued under the cash balance formula until December 31, 2012. Effective December 31, 2012, the cash balance formula under the Retirement Plan and the Excess Pension Plan was frozen for all Plan participants, including the NEOs. Interest continues to be credited on previously accrued amounts, at a rate of 3.3% or based on the 10 year Treasury rate, whichever is greater. All Plan participants are currently vested in their account balances, which they may elect to receive following termination of employment in the form of a single lump sum payment or an actuarially-equivalent form of annuity.

In the event of a Change of Control, each NEO would automatically receive a lump sum of the value of his or her Excess Pension Plan cash balance benefit as of the date of the Change of Control, provided that the Change of Control also constitutes a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

## Final Average Pay Formula

Because Mr. Bloom was previously employed by The Hartford from 1996-1999, he earned benefits under the final average pay formula in effect for employees hired prior to January 1, 2001. This final average pay formula provides an annual pension payable in the form of an annuity commencing as of normal retirement age (age 65) for the participant's lifetime, equal to 2% of the employee's average final pay for each of the first 30 years of credited service prior to January 1, 2009, reduced by 1.67% of the employee's primary Social Security benefit for each of the first 30 years of credited service prior to January 1, 2009. An employee's average final pay is calculated as the sum of (i) average annual base salary for the 60 calendar months of the last 120 calendar months of service prior to 2009 affording the highest average, plus (ii) average annual bonus payments in the five calendar years of the employee's last ten calendar years of service prior to 2009 affording the highest average. Benefits are payable as a single life annuity or reduced actuarially-equivalent amount in order to provide for payments to a contingent annuitant. Mr. Bloom is not currently eligible to retire.

In the event of a Change of Control, Mr. Bloom would automatically receive a lump sum of the value of his Excess Pension Plan benefit as of the date of the Change of Control, provided that the Change of Control also constitutes a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code.

## NON-QUALIFIED DEFERRED COMPENSATION TABLE

### Excess Savings Plan

NEOs, as well as other employees, may contribute to the company's Excess Savings Plan, a non-qualified plan established as a "mirror" to the company's tax-qualified 401(k) plan (The Hartford Investment and Savings Plan). The Excess Savings Plan is intended to facilitate deferral of amounts that cannot be deferred under the 401(k) plan for employees whose compensation exceeds the Internal Revenue Code limit for the 401(k) plan ($275,000 in 2018). When an eligible employee's annual compensation reaches that Internal Revenue Code limit, the eligible employee can contribute up to six percent (6%) of compensation in excess of that limit to the Excess Savings Plan, up to a combined $1 million annual limit on compensation for both plans. The company makes a matching contribution to the Excess Savings Plan in an amount equal to 100% of the employee's contribution. Company contributions to the Excess Savings Plan are fully vested and plan balances are payable in a lump sum following termination of employment.

The table below shows the notional investment options available under the Excess Savings Plan during 2018 and their annual rates of return for the calendar year ended December 31, 2018, as reported by the administrator of the Excess Savings Plan. The notional investment options available under the Excess Savings Plan correspond to the investment options available to participants in the 401(k) plan.

### Excess Savings Plan Notional Investment Options

| Name of Fund | Rate of Return (for the year ended Dec. 31, 2018) | Name of Fund | Rate of Return (for the year ended Dec. 31, 2018) |
|---|---|---|---|
| The Hartford Stock Fund | (19.79)% | Vanguard Target Retirement 2015 Trust | (2.94)% |
| ISP International Equity Fund[1] | (18.06)% | Vanguard Target Retirement 2020 Trust | (4.16)% |
| ISP Active Large Cap Equity Fund[2] | (3.29)% | Vanguard Target Retirement 2025 Trust | (5.05)% |
| ISP Small/Mid Cap Equity Fund[3] | (12.30)% | Vanguard Target Retirement 2030 Trust | (5.78)% |
| Hartford Index Fund[4] | 4.78 % | Vanguard Target Retirement 2035 Trust | (6.51)% |
| State Street S&P 500 Index Fund[4] | (4.41)% | Vanguard Target Retirement 2040 Trust | (7.27)% |
| Hartford Stable Value Fund | 2.61 % | Vanguard Target Retirement 2045 Trust | (7.84)% |
| Hartford Total Return Bond HLS Fund | (0.81)% | Vanguard Target Retirement 2050 Trust | (7.82)% |
| State Street Real Asset Fund | (7.09)% | Vanguard Target Retirement 2055 Trust | (7.83)% |
| Vanguard Federal Money Market Fund | 1.78 % | Vanguard Target Retirement 2060 Trust | (7.80)% |
| Vanguard Target Retirement Income Trust | (1.99)% | Vanguard Target Retirement 2065 Trust | (7.70)% |

(1) The ISP International Equity Fund is a multi-fund portfolio made up of two underlying mutual funds that provides a blended rate of return. The underlying funds are the Hartford International Opportunities HLS Fund (50%) and Dodge & Cox International Stock Fund (50%).

(2) The ISP Active Large Cap Equity Fund is a multi-fund portfolio made up of two underlying funds that provides a blended rate of return. The underlying funds are the Hartford Dividend and Growth HLS Fund (50%) and the Loomis Sayles Growth Fund (50%).

(3) The ISP Small/Mid Cap Equity Fund is a multi-fund portfolio made up of four underlying funds (one mutual fund and three managed separate accounts) that provides a blended rate of return. The underlying funds are the T. Rowe Price QM U.S. Small-Cap Growth Fund (20%), Chartwell Investment Partners Small Cap Value Fund (20%), Hartford MidCap HLS Fund (30%) and LMCG Investments Mid Cap Value Fund (30%).

(4) The State Street S&P 500 Index Fund was added as an investment option on June 18, 2018, replacing the Hartford Index Fund. The Hartford Index Fund rate of return represents return from January 1, 2018 through June 15, 2018. The State Street S&P 500 Index Fund rate of return represents return from January 1, 2018 through December 31, 2018.

## Non-Qualified Deferred Compensation - Excess Savings Plan

The table below shows the NEO and company contributions, the aggregate earnings credited, and the total balance of each NEO's account under the Excess Savings Plan as of December 31, 2018.

| Name | Executive Contributions in Last FY ($)[1] | Registrant Contributions in Last FY ($)[2] | Aggregate Earnings in Last FY ($)[3] | Aggregate Withdrawals / Distributions ($) | Aggregate Balance at Last FYE ($)[4] |
|---|---|---|---|---|---|
| Christopher Swift | 43,500 | 43,500 | (44,516) | − | 783,698 |
| Beth Costello | 43,500 | 43,500 | 13,187 | − | 579,040 |
| Douglas Elliot | 43,500 | 43,500 | 14,498 | − | 634,902 |
| Brion Johnson | 43,500 | 43,500 | (37,960) | − | 542,328 |
| William Bloom | 43,500 | 43,500 | (28,052) | − | 276,502 |

(1) The amounts shown reflect executive contributions into the Excess Savings Plan during 2018 with respect to Annual Incentive Plan cash awards paid in 2018 in respect of performance during 2017. These amounts are included in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* in the 2018 proxy statement.

(2) The amounts shown reflect the company's matching contributions into the Excess Savings Plan in respect of each NEO's service in 2018. These amounts are also included with the Company's contributions to the 401(k) plan in the "All Other Compensation" column of the *Summary Compensation Table* on page 52.

(3) The amounts shown represent investment gains (or losses) during 2018 on notional investment funds available under the Excess Savings Plan (which mirror investment options available under the 401(k) plan). No portion of these amounts is included in the *Summary Compensation Table* on page 52 as the company does not provide above-market rates of return.

(4) The amounts shown represent the cumulative amount that has been credited to each NEO's account under the applicable plan as of December 31, 2018. The amounts reflect the sum of the contributions made by each NEO and the company since the NEO first began participating in the Excess Savings Plan (including executive and company contributions reported in the Summary Compensation Tables in previous years), adjusted for any earnings or losses as a result of the performance of the notional investments. The reported balances are not based solely on 2018 service.

# POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE OF CONTROL

The following section provides information concerning the value of potential payments and benefits as of December 31, 2018 that would be payable to NEOs following termination of employment under various circumstances or in the event of a Change of Control (as defined on page 64). Benefit eligibility and values as of December 31, 2018 vary based on the reason for termination.

## Senior Executive Severance Pay Plan

The NEOs participate in The Hartford Senior Executive Officer Severance Pay Plan (the "Senior Executive Plan"), that provides specified payments and benefits to participants upon termination of employment as a result of severance eligible events. The Senior Executive Plan applies to the NEOs and other executives that the Executive Vice President and Chief Human Resources Officer (the "Plan Administrator") approves for participation. As a condition to participate in the Senior Executive Plan, the NEOs must agree to such restrictive covenants as are required by the Plan Administrator. In addition to confidentiality and non-disparagement provisions that continue after termination of employment, the NEOs have agreed that, while employed and for a one-year period following a termination of employment, they are subject to non-competition and non-solicitation provisions.

If an NEO is involuntarily terminated, other than for Cause (as defined on page 64), and not eligible for retirement treatment under the AIP or for some or all of his or her LTI award(s), he or she would receive:

- A lump sum severance amount equal to two times the sum of the executive's annual base salary and the target AIP award, both determined as of the termination date, payable within 60 days of termination;

- A pro rata AIP award, in a discretionary amount, under the company's AIP for the year in which the termination occurs, payable no later than the March 15 following the calendar year of termination;

- To the extent provided by the LTI award terms, unless the NEO is retirement eligible, vesting in a pro rata portion of any outstanding unvested LTI awards (other than Mr. Bloom's August 2016 RSU award), provided that at least one full year of the performance or restriction period of an award has elapsed as of the termination date; and

- Continued health coverage and outplacement services for up to twelve months following the termination date.

## Treatment upon a Change of Control

If, within the two year period following a Change of Control (as defined on page 64), (1) the NEO is involuntarily terminated by the company other than for Cause, or (2) the NEO voluntarily terminates employment with the company for Good Reason (as defined on page 64), then the NEO would receive the same severance pay under the Senior Executive Plan as the NEO would have received in the event of involuntary termination before a Change of Control, and would be eligible for a pro rata AIP award as set forth above, except that the pro rata AIP award payable would be at least the same percentage of the target level of payout as is generally applicable to executives whose employment did not terminate. LTI awards would not vest automatically upon a Change of Control so long as the Compensation Committee determines that, upon the Change of Control, the awards would either continue to be honored or be replaced with substantially equivalent alternative awards. If the awards were so honored or replaced, then those awards would fully vest if, within the two year period following the Change of Control, (1) the NEO was involuntarily terminated by the company other than for Cause, or (2) the NEO voluntarily terminated employment with the company for Good Reason.

In the event of a Change of Control, the NEO would receive a lump sum equal to the present value of the NEO's benefit under the Excess Pension Plan and his or her Excess Savings Plan balance, provided that the Change of Control also constituted a "change in control" as defined in regulations issued under Section 409A of the Internal Revenue Code. (See (6) Additional Pension Benefits below for a description of Mr. Bloom's Excess Pension Plan benefit upon a Change in Control.)

No gross-up would be provided for any excise taxes that apply to an NEO upon a Change of Control.

## Other Benefits in the Event of Death or Disability

In the event of death, an NEO would receive a company-paid life insurance benefit in addition to whatever voluntary group term life insurance coverage is in effect. The company paid benefit would equal one times salary with a cap of $100,000, unless the employee had elected a flat amount of $50,000.

In the event of disability, the NEO would be entitled to short and long term disability benefits if he or she were disabled in accordance with the terms of the applicable plan. Upon the commencement of long term disability benefits and while in receipt of long term disability benefits, each NEO would be eligible to participate in company health benefit and life insurance plans for up to a maximum of three years.

## Eligibility for Retirement Treatment

For AIP awards, an NEO is eligible for retirement treatment if (i) the NEO is at least age 50, has at least 10 years of service and the sum of the NEO's age and service is equal to at least 70, or (ii) the NEO is at least age 65 with at least 5 years of service (the"Rule of 70"). None of the NEOs were eligible to receive retirement treatment for their AIP awards as of December 31, 2018. However, Messrs. Swift, Elliot and Johnson were eligible to receive retirement treatment for their 2016, 2017 and 2018 LTI awards under the Rule of 65, as described below.

For the 2016, 2017 and 2018 LTI awards, an NEO will receive retirement treatment if he or she provides written notice three months in advance of his or her planned retirement date, continues to perform his or her job responsibilities satisfactorily, and meets one of the following retirement definitions as of the last date paid: (i) the NEO is at least age 55 with at least 5 years of service, and age plus service equals or exceeds 65 (the "Rule of 65"), or (ii) as of the 2016 annual grant date of March 1, 2016, the NEO was at least age 50 with at least 10 years of service and the sum of the NEO's age and service was equal to at least 70 , and the NEO had an outstanding LTI grant as of December 31, 2015.

## Payments upon Termination or Change of Control

The table and further discussion below address benefits that would be payable to the NEOs as of December 31, 2018 assuming their termination of employment on December 31, 2018 under various circumstances or in the event of a Change of Control effective December 31, 2018. The benefits discussed below are in addition to:

- The vested stock options set forth in the *Outstanding Equity Awards at Fiscal Year-End Table* on page 55,

- The vested performance shares set forth in the *Option Exercises and Stock Vested Table* on page 56,

- The vested pension benefits set forth in the *Pension Benefits Table* on page 57, and

- The vested benefits set forth in the *Non-Qualified Deferred Compensation Table* on page 58 (benefits payable from the Excess Savings Plan).

The amounts shown for accelerated stock option and other LTI vesting are calculated using the NYSE closing price per share of the company's common stock on December 31, 2018 of $44.45.

| Payment Type | Christopher Swift | Beth Costello | Douglas Elliot | Brion Johnson | William Bloom |
|---|---|---|---|---|---|
| **VOLUNTARY TERMINATION OR RETIREMENT** | | | | | |
| 2018 AIP Award ($)[1] | — | — | — | — | — |
| Accelerated Stock Option Vesting ($)[2] | 84,418 | — | 54,607 | 15,939 | — |
| Accelerated Performance Share Vesting ($)[3] | 6,713,683 | — | 4,338,098 | 1,342,745 | — |
| Accelerated Other LTI Vesting ($)[3] | — | — | — | — | — |
| **TOTAL TERMINATION BENEFITS ($)** | **6,798,101** | **—** | **4,392,705** | **1,358,684** | **—** |
| | | | | | |
| **INVOLUNTARY TERMINATION – NOT FOR CAUSE** | | | | | |
| 2018 AIP Award ($)[1] | 4,800,000 | 1,925,000 | 3,050,000 | 2,250,000 | 1,550,000 |
| Cash Severance ($)[4] | 8,300,000 | 3,850,000 | 5,700,000 | 3,950,000 | 2,800,000 |
| Accelerated Stock Option Vesting ($)[2] | 84,418 | 17,191 | 54,607 | 15,939 | 7,859 |
| Accelerated Performance Share Vesting ($)[3] | 6,713,683 | 774,719 | 4,338,098 | 1,342,745 | 454,501 |
| Accelerated Other LTI Vesting ($)[3] | — | — | — | — | — |
| Benefits Continuation and Outplacement ($)[5] | 41,591 | 41,591 | 36,024 | 41,795 | 41,591 |
| **TOTAL TERMINATION BENEFITS ($)** | **19,939,692** | **6,608,501** | **13,178,729** | **7,600,479** | **4,853,951** |
| | | | | | |
| **CHANGE OF CONTROL/ INVOLUNTARY TERMINATION NOT FOR CAUSE OR TERMINATION FOR GOOD REASON** | | | | | |
| 2018 AIP Award ($)[1] | 4,800,000 | 1,925,000 | 3,050,000 | 2,250,000 | 1,550,000 |
| Cash Severance ($)[4] | 8,300,000 | 3,850,000 | 5,700,000 | 3,950,000 | 2,800,000 |
| Accelerated Stock Option Vesting ($)[2] | 84,418 | 20,662 | 54,607 | 15,939 | 9,445 |
| Accelerated Performance Share Vesting ($)[3] | 6,713,683 | 1,528,636 | 4,338,098 | 1,342,745 | 908,913 |
| Accelerated Other LTI Vesting ($)[3] | — | — | — | — | 870,153 |
| Benefits Continuation and Outplacement ($)[5] | 41,591 | 41,591 | 36,024 | 41,795 | 41,591 |
| Additional Pension Benefits ($)[6] | — | — | — | — | 207 |
| **TOTAL TERMINATION BENEFITS ($)** | **19,939,692** | **7,365,889** | **13,178,729** | **7,600,479** | **6,180,309** |
| | | | | | |
| **INVOLUNTARY TERMINATION – DEATH OR DISABILITY** | | | | | |
| 2018 AIP Award ($)(1) | 4,800,000 | 1,925,000 | 3,050,000 | 2,250,000 | 1,550,000 |
| Accelerated Stock Option Vesting ($)[2] | 84,418 | 20,662 | 54,607 | 15,939 | 9,445 |
| Accelerated Performance Share Vesting ($)[3] | 6,713,683 | 1,528,636 | 4,338,098 | 1,342,745 | 908,913 |
| Accelerated Other LTI Vesting ($)[3] | | | | | |
| Benefits Continuation ($)[5] | 52,034 | 52,034 | 35,652 | 52,517 | 52,034 |
| **TOTAL TERMINATION BENEFITS ($)** | **11,650,135** | **3,526,332** | **7,478,357** | **3,661,201** | **2,520,392** |

**(1)    2018 AIP Award**

**Voluntary Termination or Retirement.** Generally, upon a voluntary termination of employment during 2018, the NEO would not be eligible to receive an AIP award for 2018 unless the Compensation Committee determined otherwise. However, an NEO who is eligible for retirement treatment for an AIP award would be entitled to receive a pro rata award for 2018 based on the portion of the year served, payable no later than March 15 following the calendar year of termination. None of the NEOs were eligible for retirement treatment as of December 31, 2018 under the AIP.

**Involuntary Termination – Not For Cause.** Each NEO would be eligible for a pro rata portion of his or her 2018 AIP award. The amounts shown represent the actual award payable for 2018, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 52.

**Involuntary Termination – Not For Cause, or a Termination For Good Reason, Within Two Years Following a Change of Control.** Each NEO would be eligible for a pro rata portion of his or her 2018 AIP award, commensurate with amounts received by the executives who did not terminate employment. The amounts shown represent the actual award payable for 2018, as reflected in the "Non-Equity Incentive Plan Compensation" column of the *Summary Compensation Table* on page 52.

**Involuntary Termination For Cause.** No AIP award would be payable.

**Death or Disability.** Each NEO would receive a 2018 AIP award comparable to the award that would have been paid had he or she been subject to an involuntary termination (not for Cause).

**(2)    Accelerated Stock Option Vesting**

**Voluntary Termination or Retirement**.  For a voluntary termination, all unvested options would be canceled, unless the Compensation Committee determined otherwise.  Each NEO would be entitled to exercise stock options vested as of the date of his or her termination of employment within the four month period following termination of employment but not beyond the scheduled expiration date.

If the NEO is retirement eligible, unvested stock options would immediately vest.  Vested options would need to be exercised within the five year period following the applicable retirement date but not beyond the scheduled expiration date.  Mr. Swift, Mr. Elliot and Mr. Johnson were eligible for retirement treatment as of December 31, 2018 on their 2016, 2017 and 2018 option awards.

**Involuntary Termination – Not For Cause**. Each NEO would be entitled to pro rata vesting of unvested stock options as long as the options had been outstanding for at least one year from the date of grant.  Stock options vested as of the date of termination of employment would need to be exercised within the four month period following termination of employment but not beyond the scheduled expiration date.

If the NEO is retirement eligible, unvested stock options would immediately vest.  Vested options would need to be exercised within the five year period following the applicable retirement date but not beyond the scheduled expiration date.  Mr. Swift, Mr. Elliot and Mr. Johnson were eligible for retirement treatment as of December 31, 2018 on their 2016, 2017 and 2018 option awards.

**Change of Control**. Stock options would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the stock option awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. Stock options, if vested upon the Change of Control, would be exercisable for the remainder of their original term. The amounts shown in the Change of Control section of the table provide the in-the-money value of accelerated stock option vesting presuming that all options were to vest upon a Change of Control  on December 31, 2018 (i.e., that the stock option awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause).

**Involuntary Termination For Cause**. All unvested stock options would be canceled.

**Death or Disability**. All unvested stock options would fully vest and would need to be exercised within the five year period following the applicable termination date but not beyond the scheduled expiration date.

**(3)    Accelerated Vesting of Performance Shares and Other LTI Awards**

**Voluntary Termination or Retirement**. For a voluntary termination, unvested performance shares and RSUs would be canceled as of the termination of employment date, unless the Compensation Committee determined otherwise.  For retirement eligible employees, performance share awards granted on February 28, 2017 and February 27, 2018 would fully vest, subject to compliance with a non-compete provision.  As of December 31, 2018,  Mr. Swift, Mr. Elliot and Mr. Johnson were eligible to receive retirement treatment on their outstanding performance share awards, subject to compliance with the non-competition provision.   Unless the Compensation Committee determined otherwise, Mr. Bloom's RSU award granted on August 1, 2016 would be forfeited upon voluntary termination or retirement, consistent with the terms of that award.

**Involuntary Termination – Not For Cause**. Each NEO would be entitled to pro rata payment of 2017 and 2018 performance share awards at the end of the applicable performance period, except for Mr. Swift, Mr. Elliot and Mr. Johnson who would receive full vesting for their 2017 and 2018 performance share award due to eligibility for retirement treatment, subject to compliance with the non-competition provision.  The amount shown is the value the NEO would be entitled to at the end of the respective performance period for these awards to which pro rata or full payment applies, based on $44.45, the closing stock price on December 31, 2018, and payout at target. RSUs granted to Mr. Bloom on August 1, 2016 would be forfeited, unless the Compensation Committee determined otherwise.

**Change Of Control**. RSU and performance share awards would not automatically vest upon a Change of Control so long as the Compensation Committee determined that, upon the Change of Control, the awards would either be honored or replaced with substantially equivalent alternative awards. If the RSU awards and the performance share awards were so honored or replaced, then vesting of those awards would only be accelerated if the NEO's employment were to be terminated within two years following the Change of Control without Cause or by the NEO for Good Reason. The amounts shown in the Change of Control section of the table indicate the value of accelerated vesting presuming that all awards were to vest upon the Change of Control (i.e., Mr. Bloom's RSU award and the performance share awards were not honored or replaced, or that the NEOs were terminated at the time of the Change of Control without Cause), based on $44.45, the closing stock price on December 31, 2018, and, in the case of performance shares, a payout at target. The Compensation Committee could determine that performance share awards would pay out at greater than the target amount.

**Involuntary Termination For Cause**. All unvested awards would be canceled.

**Death or Disability**. Performance share awards granted in 2017 and 2018 would vest in full at target and be payable within 60 days of the termination date. RSUs granted to Mr. Bloom on August 1, 2016 would be forfeited, unless the Compensation Committee determined otherwise.

**(4)  Cash Severance Payments**

**Voluntary Termination or Retirement, Involuntary Termination For Cause, Death or Disability**. No benefits would be payable.

**Involuntary Termination - Not For Cause Before or After a Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control**. Each NEO would receive a severance payment calculated as a lump sum equal to two times the sum of base salary and the target AIP award at the time of termination (assumed to be December 31, 2018 for this purpose).

In the event of termination after a Change of Control, if the aggregate present value of payments contingent on the Change of Control would result in payment by the NEO of an excise tax on "excess parachute payments," as described in regulations under Sections 280G and 4999 of the Internal Revenue Code, then the severance amounts shown would be reduced if, as a result, the NEO would thereby receive more on an after-tax basis than he or she would receive if the reduction in the severance amount was not made. The amounts shown assume that such reduction does not occur.

**(5)  Benefits Continuation and Outplacement**

**Voluntary Termination or Retirement**. No benefits would be payable. NEOs who terminate employment after attaining age 55 and completing 10 years of service can elect coverage under a company high deductible health plan until age 65 at their own expense.

**Involuntary Termination - Not For Cause Before or After A Change of Control, or Termination For Good Reason Within Two Years Following a Change of Control**. Each NEO would be provided up to one-year of health benefits at the employee cost and up to one-year of executive outplacement services.

The amounts shown represent the estimated employer cost of health coverage continuation and outplacement.

**Involuntary Termination - Death or Disability**.  Each NEO would be provided 36 months of life and health benefits continuation from the date of termination due to long term disability.

**(6)  Additional Pension Benefits Upon a Change in Control**

In the event of a Change in Control, all participants in the Excess Pension Plan automatically receive, in a single lump sum, the present value of the benefit accrued as of the date of the Change in Control, provided that the Change of Control also constitutes a "change of control" as defined in regulations issued under Section 409A of the Internal Revenue Code.  In such event, the provisions of the Excess Pension Plan regarding the calculation of the lump sum payments due under that Plan's final average pay formula provide for different assumptions to be used, including lower discount rates, than have historically been assumed by the company for GAAP financial reporting purposes.  In the event of a Change of Control, the hypothetical lump sum payout from the Excess Pension Plan to Mr. Bloom would thus be greater by $207 than the accumulated benefit present value set forth in the *Pension Benefits Table* on page 57.

### DEFINITIONS

"Cause" as used above is defined differently, depending upon whether an event occurs before or after a Change of Control.

- Prior to a Change of Control, "Cause" is generally defined as termination for misconduct or other disciplinary action.
- Upon the occurrence of a Change of Control, "Cause" is generally defined as the termination of the executive's employment due to: (i) a felony conviction; (ii) an act or acts of dishonesty or gross misconduct which result or are intended to result in damage to the company's business or reputation; or (iii) repeated violations by the executive of the obligations of his or her position, which violations are demonstrably willful and deliberate and which result in damage to the company's business or reputation.

"Change of Control" is generally defined as:

- The filing of a report with the SEC disclosing that a person is the beneficial owner of 40% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- A person purchases shares pursuant to a tender offer or exchange offer to acquire stock of the company (or securities convertible into stock), provided that after consummation of the offer, the person is the beneficial owner of 20% or more of the outstanding stock of the company entitled to vote in the election of directors of the company;
- The consummation of a merger, consolidation, recapitalization or reorganization of the company approved by the stockholders of the company, other than in a transaction immediately following which the persons who were the beneficial owners of the outstanding securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction are the beneficial owners of at least 55% of the total voting power represented by the securities of the entity surviving such transaction entitled to vote in the election of directors of such entity in substantially the same relative proportions as their ownership of the securities of the company entitled to vote in the election of directors of the company immediately prior to such transaction;
- The consummation of a sale, lease, exchange or other transfer of all or substantially all the assets of the company approved by the stockholders of the company; or
- Within any 24 month period, the persons who were directors of the company immediately before the beginning of such period (the "Incumbent Directors") cease (for any reason other than death) to constitute at least a majority of the Board or the board of directors of any successor to the company, provided that any director who was not a director at the beginning of such period shall be deemed to be an Incumbent Director if such director (A) was elected to the Board by, or on the recommendation of or with the approval of, at least two-thirds of the directors who then qualified as Incumbent Directors either actually or by prior operation of this clause, and (B) was not designated by a person who has entered into an agreement with the company to effect a merger or sale transaction described above.

"Good Reason" is generally defined as:

- The assignment of duties inconsistent in any material adverse respect with the executive's position, duties, authority or responsibilities, or any other material adverse change in position, including titles, authority or responsibilities;
- A material reduction in base pay or target AIP award;
- Being based at any office or location more than 50 miles from the location at which services were performed immediately prior to the Change of Control (provided that such change of office or location also entails a substantially longer commute);
- A failure by the company to obtain the assumption and agreement to perform the provisions of the Senior Executive Plan by a successor; or
- A termination asserted by the company to be for cause that is subsequently determined not to constitute a termination for Cause.

# CEO Pay Ratio

For 2018, Mr. Swift had total compensation, as reported in the *Summary Compensation Table* on page 52, of $13,883,615, while our median employee had total compensation of $104,925, yielding a CEO pay ratio of 132 times the median. Annual base salary at year-end 2018 was used to determine the median employee. The median employee's total compensation was calculated in the same manner as for the CEO in the *Summary Compensation Table*. No statistical sampling was used and all non-U.S. employees were excluded using the 5% *de minimis* rule (4 employees were based in Canada at year-end).

# INFORMATION ON STOCK OWNERSHIP

## DIRECTORS AND EXECUTIVE OFFICERS

The following table shows, as of March 18, 2019: (1) the number of shares of our common stock beneficially owned by each director, director nominee, and NEO, and (2) the aggregate number of shares of common stock and common stock-based equity (including RSUs, performance shares granted at target and stock options that will not vest or become exercisable within 60 days, as applicable) held by all directors, director nominees, and Section 16 executive officers as a group.

As of March 18, 2019, no individual director or Section 16 executive officer beneficially owned 1% or more of the total outstanding shares of our common stock. The directors and Section 16 executive officers as a group beneficially owned approximately 1.7% of the total outstanding shares of our common stock as of March 18, 2019.

| Name of Beneficial Owner | Common Stock[1] | Total[2] |
|---|---|---|
| Robert B. Allardice, III | 33,665 | 33,665 |
| William A. Bloom | 137,314 | 283,170 |
| Beth Costello[3] | 321,559 | 515,538 |
| Carlos Dominguez | 3,824 | 3,824 |
| Douglas Elliot[4] | 1,529,510 | 1,529,510 |
| Trevor Fetter | 69,986 | 69,986 |
| Brion Johnson | 472,949 | 472,949 |
| Stephen P. McGill | 4,345 | 4,345 |
| Kathryn A. Mikells[5] | 70,466 | 70,466 |
| Michael G. Morris | 79,702 | 79,702 |
| Thomas A. Renyi | 70,549 | 70,549 |
| Julie G. Richardson[6] | 42,875 | 42,875 |
| Teresa W. Roseborough | 15,838 | 15,838 |
| Virginia P. Ruesterholz | 28,923 | 28,923 |
| Christopher J. Swift[4][7] | 2,513,447 | 2,513,447 |
| Greig Woodring[8] | 4,407 | 4,407 |
| **All directors and Section 16 executive officers as a group (21 persons)** | **6,159,562** | **6,629,802** |

(1) All shares of common stock are owned directly except as otherwise indicated below. Pursuant to SEC regulations, shares of common stock beneficially owned include shares of common stock that, as of March 18, 2019: (i) may be acquired by directors and Section 16 executive officers upon the vesting or distribution of stock-settled RSUs or the exercise of stock options exercisable within 60 days after March 18, 2019, (ii) are allocated to the accounts of Section 16 executive officers under the company's tax-qualified 401(k) plan, (iii) are held by Section 16 executive officers under The Hartford Employee Stock Purchase Plan or (iv) are owned by a director's or a Section 16 executive officer's spouse or minor child. Of the number of shares of common stock shown above, the following shares may be acquired upon exercise of stock options as of March 18, 2019 or within 60 days thereafter by: Mr. Bloom,105,947 shares; Ms. Costello, 265,303 shares; Mr. Elliot, 1,220,846 shares; Mr. Johnson, 356,409 shares; Mr. Swift, 2,023,003 shares; and all Section 16 executive officers as a group, 4,501,366 shares.
(2) This column shows the individual's total stock-based holdings in the company, including the securities shown in the "Common Stock" column (as described in footnote 1), plus RSUs, performance shares (at target) and stock options that may vest or become exercisable more than 60 days after March 18, 2019.
(3) The amount shown includes 11 shares of common stock held by Ms. Costello's spouse.
(4) The amount shown for Messrs. Elliot, Johnson and Swift reflects retirement eligibility as of March 18, 2019 or within 60 days thereafter, as applicable.
(5) The amount shown includes 6,800 shares of common stock held by a limited liability company of which Ms. Mikells is a member.
(6) The amount shown includes 1,500 shares of common stock held in three separate trusts for which Ms. Richardson serves as co-trustee.
(7) The amount shown includes 3,750 shares of common stock held by Mr. Swift's spouse and 69,050 held in two trusts for which Mr. Swift or his spouse serves as trustee.
(8) The amount shown includes 84 shares of common stock held by a trust for which Mr. Woodring serves a trustee.

# CERTAIN SHAREHOLDERS

The following table shows those persons known to the company as of February 15, 2019 to be the beneficial owners of more than 5% of our common stock. In furnishing the information below, we have relied on information filed with the SEC by the beneficial owners.

| Name and Address of Beneficial Owner | Amount and Nature of Beneficial Ownership | Percent of Class[1] |
|---|---|---|
| The Vanguard Group<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 38,095,029[2] | 10.61% |
| BlackRock Inc.<br>55 East 52nd Street<br>New York, NY 10055 | 29,817,087[3] | 8.3% |
| JPMorgan Chase & Co.<br>270 Park Avenue<br>New York, NY 10017 | 22,987,494[4] | 6.4% |
| State Street Corporation<br>One Lincoln Street<br>Boston, MA 02111 | 20,334,282[5] | 5.7% |

(1) The percentages contained in this column are based solely on information provided in Schedules 13G or 13G/A filed with the SEC by each of the beneficial owners listed above regarding their respective holdings of our common stock as of December 31, 2018.

(2) This information is based solely on information contained in a Schedule 13G/A filed on February 11, 2019 by The Vanguard Group to report that it was the beneficial owner of 38,095,029 shares of our common stock as of December 31, 2018. Vanguard has (i) the sole power to vote or to direct the vote with respect to 412,698 of such shares, (ii) shared power to vote or to direct the vote with respect to 94,432 of such shares, (iii) the sole power to dispose or direct the disposition with respect to 37,594,942 of such shares and (iv) the shared power to dispose or direct the disposition of 500,087 of such shares.

(3) This information is based solely on information contained in a Schedule 13G/A filed on February 11, 2019 by BlackRock, Inc. to report that it was the beneficial owner of 29,817,087 shares of our common stock as of December 31, 2018. BlackRock has (i) sole power to vote or to direct the vote with respect to 26,012,638 of such shares; and (ii) sole power to dispose or direct the disposition of 29,817,087 of such shares.

(4) This information is based solely on information contained in a Schedule 13G filed on January 24, 2019 by JPMorgan Chase & Co. to report that it was the beneficial owner of 22,987,494 shares of our common stock as of December 31, 2018. JPMorgan has (i) sole power to vote or to direct the vote with respect to 21,537,105 of such shares; (ii) shared power to vote or to direct the vote of 29,667 of such shares; (iii) sole power to dispose or to direct the disposition of 22,867,554 of such shares; and (iv) shared power to dispose or to direct the disposition of 117,782 of such shares.

(5) This information is based solely on information contained in a Schedule 13G filed on February 14, 2019 by State Street Corporation to report that it was the beneficial owner of 20,334,282 shares of our common stock as of December 31, 2018. State Street has (i) the shared power to vote or to direct the vote with respect to 18,908,243 of such shares and (ii) shared power to dispose or direct the disposition of 20,330,917 of such shares.

# SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and designated Section 16 executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. Section 16 executive officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based upon a review of filings with the SEC and written representations from our directors and Section 16 executive officers that no other reports were required, we believe that all Section 16(a) reports were filed timely in 2018.

# INFORMATION ABOUT THE HARTFORD'S ANNUAL MEETING OF SHAREHOLDERS

## HOUSEHOLDING OF PROXY MATERIALS

SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more shareholders sharing the same address by delivering a single proxy statement or a single notice addressed to those shareholders. This process, which is commonly referred to as "householding," provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, please notify your broker. You may also call (800) 542-1061 or write to: Householding Department, 51 Mercedes Way, Edgewood, New York 11717, and include your name, the name of your broker or other nominee, and your account number(s). You can also request prompt delivery of copies of the Notice of 2019 Annual Meeting of Shareholders, Proxy Statement and 2018 Annual Report by writing to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

## FREQUENTLY ASKED QUESTIONS

The Board of Directors of The Hartford is soliciting shareholders' proxies in connection with the 2019 Annual Meeting of Shareholders, and at any adjournment or postponement thereof. The mailing to shareholders of the notice of Internet availability of proxy materials took place on or about April 4, 2019.

**Q:   Why did I receive a one-page notice in the mail regarding the Internet availability of proxy materials instead of a full set of proxy materials?**

A:   Instead of mailing a printed copy of our proxy materials to each shareholder of record, the SEC permits us to furnish proxy materials by providing access to those documents on the Internet. Shareholders will not receive printed copies of the proxy materials unless they request them. The notice instructs you as to how to submit your proxy on the Internet. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the notice for requesting those materials.

**Q:   How are shares voted if additional matters are presented at the Annual Meeting?**

A:   Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxyholders, David C. Robinson, Executive Vice President and General Counsel, and Donald C. Hunt, Vice President and Corporate Secretary, will have the discretion to vote your shares on any additional matters properly presented for a vote at the Annual Meeting in accordance with Delaware law and our By-laws.

**Q:   Who may vote at the Annual Meeting?**

A:   Holders of our common stock at the close of business on March 18, 2019 (the "Record Date") may vote at the Annual Meeting. On the Record Date, we had 360,740,923 shares of common stock outstanding and entitled to be voted at the Annual Meeting. You may cast one vote for each share of common stock you hold on all matters presented at the Annual Meeting.

Participants in The Hartford Investment and Savings Plan ("ISP") and The Hartford Deferred Restricted Stock Unit Plan ("Bonus Swap Plan") may instruct plan trustees as to how to vote their shares using the methods described on page 68. The trustees of the ISP and the Bonus Swap Plan will vote shares for which they have not received direction in accordance with the terms of the ISP and the Bonus Swap Plan, respectively.

Participants in The Hartford's Employee Stock Purchase Plan ("ESPP") may vote their shares using the voting methods described on page 68.

**Q: What vote is required to approve each proposal?**

A:

| | Proposal | Voting Standard |
|---|---|---|
| 1 | Election of Directors | A director will be elected if the number of shares voted "for" that director exceeds the number of votes "against" that director |
| 2 | To ratify the appointment of our independent registered public accounting firm | An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote |
| 3 | To approve, on a non-binding, advisory basis, the compensation of our named executive officers as disclosed in this proxy statement | An affirmative vote requires the majority of those shares present in person or represented by proxy and entitled to vote |

**Q: What is the difference between a "shareholder of record" and a "street name" holder?**

A: These terms describe the manner in which your shares are held. If your shares are registered directly in your name through Computershare, our transfer agent, you are a "shareholder of record." If your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian on your behalf, you are a "street name" holder.

**Q: How do I vote my shares?**

A: Subject to the limitations described below, you may vote by proxy:

**By internet**

Visit 24/7
www.proxyvote.com

**By telephone**

Dial toll-free 24/7
1-800-690-6903

**By mailing your Proxy Card**

Cast your ballot, sign your proxy card and send by mail

**In person**

Shareholders of record may join us in person at the Annual Meeting

When voting on any proposal you may vote "for" or "against" the item or you may abstain from voting.

*Voting Through the Internet or by Telephone.* Whether you hold your shares directly as the shareholder of record or beneficially in "street name," you may direct your vote by proxy without attending the Annual Meeting. You can vote by proxy using the Internet or a telephone by following the instructions provided in the notice you received.

*Voting by Proxy Card or Voting Instruction Form.* Each shareholder, including any employee of The Hartford who owns common stock through the ISP, the Bonus Swap Plan or the ESPP, may vote by using the proxy card(s) or voting instruction form(s) provided to him or her. When you return a proxy card or voting instruction form that is properly completed and signed, the shares of common stock represented by that card will be voted as you specified.

**Q: Can I vote my shares in person at the Annual Meeting?**

A: If you are a shareholder of record, you may vote your shares in person at the Annual Meeting. If you hold your shares in "street name," you must obtain a legal proxy from your broker, banker, trustee or nominee giving you the right to vote your shares at the Annual Meeting.

**Q: Can my shares be voted even if I abstain or don't vote by proxy or attend the Annual Meeting?**

A: If you cast a vote of "abstention" on a proposal, your shares cannot be voted otherwise unless you change your vote (see below). Because they are considered to be present and entitled to vote for purposes of determining voting results, abstentions will have the effect of a vote against Proposal #2 and Proposal #3. Note, however, that abstentions will have no effect on Proposal #1, since only votes "for" or "against" a director nominee will be considered in determining the outcome.

Abstentions are included in the determination of shares present for quorum purposes.

If you don't vote your shares held in "street name," your broker can vote your shares in its discretion on matters that the NYSE has ruled discretionary. The ratification of Deloitte & Touche LLP as independent registered public accounting firm is a discretionary item under the NYSE rules. If no contrary direction is given, your shares will be voted on this matter by your broker in its discretion. The NYSE deems the election of directors, the implementation of equity compensation plans and matters relating to executive compensation as non-discretionary matters in which brokers may not vote shares held by a beneficial owner without instructions from such beneficial owner. Accordingly, brokers will not be able to vote your shares for the election of directors, or the advisory vote on compensation of our named executive officers, if you fail to provide specific instructions. If you do not provide instructions, a "broker non-vote" results, and the underlying shares will not be considered voting power present at the Annual Meeting. Therefore, these shares will not be counted in the vote on those matters.

If you do not vote shares for which you are the shareholder of record, your shares will not be voted.

**Q: What constitutes a quorum, and why is a quorum required?**

A: A quorum is required for our shareholders to conduct business at the Annual Meeting. The presence at the Annual Meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the Record Date will constitute a quorum, permitting us to conduct the business of the meeting. Abstentions and proxies submitted by brokers (even with limited voting power such as for discretionary matters only) will be considered "present" at the Annual Meeting and counted in determining whether there is a quorum present.

**Q: Can I change my vote after I have delivered my proxy?**

A: Yes. If you are a shareholder of record, you may revoke your proxy at any time before it is exercised by:

1. Entering a new vote using the Internet or a telephone;
2. Giving written notice of revocation to our Corporate Secretary;
3. Submitting a subsequently dated and properly completed proxy card; or
4. Attending the Annual Meeting and revoking your proxy (your attendance at the Annual Meeting will not by itself revoke your proxy).

If you hold shares in "street name," you may submit new voting instructions by contacting your broker, bank or other nominee. You may also change your vote or revoke your proxy in person at the Annual Meeting if you obtain a legal proxy from the record holder (broker, bank or other nominee) giving you the right to vote the shares.

**Q: Where can I find voting results of the Annual Meeting?**

A: We will announce preliminary voting results at the Annual Meeting and publish the results in a Form 8-K filed with the SEC within four business days after the date of the Annual Meeting.

**Q: How can I submit a proposal for inclusion in the 2020 proxy statement?**

A: We must receive proposals submitted by shareholders for inclusion in the 2020 proxy statement relating to the 2020 Annual Meeting no later than the close of business on December 6, 2019. Any proposal received after that date will not be included in our proxy materials for 2020. In addition, all proposals for inclusion in the 2020 proxy statement must comply with all of the requirements of Rule 14a-8 under the Securities Exchange Act of 1934. No proposal may be presented at the 2020 Annual Meeting unless we receive notice of the proposal by Friday, February 14, 2020. Proposals should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155. All proposals must comply with the requirements set forth in our By-laws, a copy of which may be obtained from our Corporate Secretary or on the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com.

**Q: How may I obtain other information about The Hartford?**

A: General information about The Hartford is available on our website at www.thehartford.com. You may view the Corporate Governance page of the investor relations section of our website at http://ir.thehartford.com for the following information, which is also available in print without charge to any shareholder who requests it in writing:

| | |
|---|---|
| **SEC Filings** | <ul><li>Copies of this proxy statement</li><li>Annual Report on Form 10-K for the fiscal year ended December 31, 2018</li><li>Other filings we have made with the SEC</li></ul> |
| **Governance Documents** | <ul><li>Articles of Incorporation</li><li>By-laws</li><li>Corporate Governance Guidelines (including guidelines for determining director independence and qualifications)</li><li>Charters of the Board's committees</li><li>Code of Ethics and Business Conduct</li><li>Code of Ethics and Business Conduct for Members of the Board of Directors</li></ul> |

Written requests for print copies of any of the above-listed documents should be addressed to Donald C. Hunt, Vice President and Corporate Secretary, The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155.

For further information, you may also contact our Investor Relations Department at the following address: The Hartford Financial Services Group, Inc., One Hartford Plaza, Hartford, CT 06155, or call (860) 547-2537.

# OTHER INFORMATION

As of the date of this proxy statement, the Board of Directors has no knowledge of any business that will be properly presented for consideration at the Annual Meeting other than that described above. As to other business, if any, that may properly come before the Annual Meeting, the proxies will vote in accordance with their judgment.

Present and former directors and present and former officers and other employees of the company may solicit proxies by telephone, telegram or mail, or by meetings with shareholders or their representatives. The company will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. The company has engaged Morrow Sodali LLC to solicit proxies for the Annual Meeting for a fee of $13,000, plus the payment of Morrow's out-of-pocket expenses. The company will bear all expenses relating to the solicitation of proxies.

The proxy materials are available to you via the Internet. Shareholders who access the company's materials this way get the information they need electronically, which allows us to reduce printing and delivery costs and lessen adverse environmental impacts. The notice of Internet availability contains instructions as to how to access and review these materials. You may also refer to the notice for instructions regarding how to request paper copies of these materials.

We hereby incorporate by reference into this proxy statement "Item 10: Directors, Executive Officers and Corporate Governance of The Hartford" and "Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of the company's Annual Report on Form 10-K for the fiscal year ended December 31, 2018.

By order of the Board of Directors,

**Donald C. Hunt**

Vice President and Corporate Secretary

Dated: April 4, 2019

SHAREHOLDERS ARE URGED TO VOTE BY PROXY, WHETHER OR NOT THEY EXPECT TO ATTEND THE ANNUAL MEETING. A SHAREHOLDER MAY REVOKE HIS OR HER PROXY AND VOTE IN PERSON IF HE OR SHE ATTENDS THE ANNUAL MEETING (STREET HOLDERS MUST OBTAIN A LEGAL PROXY FROM THEIR BROKER, BANKER OR TRUSTEE TO VOTE IN PERSON AT THE ANNUAL MEETING).

# APPENDIX A: RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL MEASURES

The Hartford uses non-GAAP financial measures in this proxy statement to assist investors in analyzing the company's operating performance for the periods presented herein. Because The Hartford's calculation of these measures may differ from similar measures used by other companies, investors should be careful when comparing The Hartford's non-GAAP financial measures to those of other companies. Definitions and calculations of non-GAAP and other financial measures used in this proxy statement can be found below and in The Hartford's Investor Financial Supplement for fourth quarter 2018, which is available on The Hartford's website, https:// ir.thehartford.com.

**Core Earnings:** The Hartford uses the non-GAAP measure core earnings as an important measure of the company's operating performance. The Hartford believes that the measure core earnings provides investors with a valuable measure of the performance of the company's ongoing businesses because it reveals trends in our insurance and financial services businesses that may be obscured by including the net effect of certain realized capital gains and losses, certain restructuring and other costs, integration and transaction costs in connection with an acquired business, pension settlements, loss on extinguishment of debt, gains and losses on reinsurance transactions, income tax benefit from reduction in deferred income tax valuation allowance, impact of tax reform on net deferred tax assets, and results of discontinued operations. Some realized capital gains and losses are primarily driven by investment decisions and external economic developments, the nature and timing of which are unrelated to the insurance and underwriting aspects of our business. Accordingly, core earnings excludes the effect of all realized gains and losses (net of tax) that tend to be highly variable from period to period based on capital market conditions. The Hartford believes, however, that some realized capital gains and losses are integrally related to our insurance operations, so core earnings includes net realized gains and losses such as net periodic settlements on credit derivatives. These net realized gains and losses are directly related to an offsetting item included in the income statement such as net investment income. Results from discontinued operations are excluded from core earnings for businesses held for sale because such results could obscure trends in our ongoing businesses that are valuable to our investors' ability to assess the company's financial performance. Core earnings are net of preferred stock dividends declared since they are a cost of financing more akin to interest expense on debt and are expected to be a recurring expense as long as the preferred stock is outstanding. Net income (loss), net income (loss) available to common stockholders and income from continuing operations, net of tax, available to common stockholders (during periods when the company reports significant discontinued operations) are the most directly comparable U.S. GAAP measures to core earnings. Income from continuing operations, net of tax, available to common stockholders is net income available to common shareholders, excluding the income (loss) from discontinued operations, net of tax. Core earnings should not be considered as a substitute for net income (loss), net income (loss) available to common stockholders or income (loss) from continuing operations, net of tax, available to common stockholders and does not reflect the overall profitability of the company's business. Therefore, The Hartford believes that it is useful for investors to evaluate net income (loss), net income (loss) available to common stockholders, income (loss) from continuing operations, net of tax, available to common stockholders and core earnings when reviewing the company's performance. Below is a reconciliation of net income (loss) to core earnings for the years ended Dec. 31, 2018 and 2017.

| ($ in millions) | Year Ended Dec. 31, 2018 | Year Ended Dec. 31, 2017 |
|---|---|---|
| **Net income (loss) available to common stockholders GAAP Net Income** | $ 1,801 | $ (3,131) |
| Less: Net realized capital gains (losses), excluded from core earnings, before tax | (118) | 160 |
| Less: Loss on extinguishment of debt, before tax | (6) | — |
| Less: Pension settlement, before tax | — | (750) |
| Less: Integration and transaction costs associated with acquired business, before tax | (47) | (17) |
| Less: Income tax benefit (expense) | 75 | (669) |
| Less: Income (loss) from discontinued operations, net of tax | 322 | (2,869) |
| **= Core Earnings** | $ 1,575 | $ 1,014 |

**Compensation Core Earnings:** As discussed under "Annual Incentive Plan Awards" on page 40, at the beginning of each year, the Compensation Committee approves a definition of "Compensation Core Earnings," a non-GAAP financial measure. Compensation Core Earnings is used to set AIP award targets and threshold levels below which no AIP award is earned. Below is the Compensation Committee's 2018 definition of "Compensation Core Earnings" and a reconciliation of this non-GAAP financial measure to 2018 GAAP net income.

**($ in millions)**

| | | |
|---|---|---|
| **2018 Core Earnings as reported** | $ | 1,575 |
| **Adjusted for, after tax:** | | |
| Income (losses) associated with the cumulative effect of accounting changes and accounting extraordinary items | | — |
| Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses, that are (below) or above the annual catastrophe budget | | 320 |
| Prior accident year reserve development associated with asbestos and environmental reserves | | — |
| Entire amount of a (gain) or loss (or such percentage of a gain or loss as determined by the Compensation Committee) associated with any other unusual or non-recurring item, including but not limited to reserve development, significant policyholder behavior changes or transactions in Talcott Resolution, litigation and regulatory settlement charges and/or prior/current year non-recurring tax benefits or charges | | (53) |
| Income/(losses) associated with discontinued operations through the last date externally reported as core earnings | | - |
| **= Compensation Core Earnings** | $ | 1,842 |

**Core Earnings Return on Equity:** The company provides different measures of the return on stockholders' equity ("ROE"). Net income (loss) available to common stockholders ROE ("net income (loss) ROE) is calculated by dividing (a) net income (loss) available to common stockholders for the prior four fiscal quarters by (b) average common stockholders' equity, including AOCI. Core earnings ROE is calculated based on non-GAAP financial measures. Core earnings ROE is calculated by dividing (a) core earnings for the prior four fiscal quarters by (b) average common stockholders' equity, excluding AOCI. Net income ROE is the most directly comparable U.S. GAAP measure. The company excludes AOCI in the calculation of core earnings ROE to provide investors with a measure of how effectively the company is investing the portion of the company's net worth that is primarily attributable to the company's business operations. The company provides to investors return on equity measures based on its non-GAAP core earnings financial measures for the reasons set forth in the related discussion above. A reconciliation of net income ROE to core earnings ROE is set forth below.

| | Last Twelve Months Ended Dec. 31, 2018 | Last Twelve Months Ended Dec. 31, 2017 | Last Twelve Months Ended Dec. 31, 2016 |
|---|---|---|---|
| **Net Income (loss) available to common stockholders ROE** | **13.7%** | **(20.6)%** | **5.2%** |
| Less: Net realized capital gains (losses), excluded from core earnings, before tax | (0.9) | 1.1 | (0.6) |
| Less: Loss on reinsurance transactions, before tax | — | — | (3.8) |
| Less: Pension settlement, before tax | — | (4.9) | — |
| Less: Integration and transaction costs associated with an acquired business, before tax | (0.4) | (0.1) | — |
| Less: Income tax benefit (expense) on items not included in core earnings | 0.6 | (4.4) | 2.7 |
| Less: Income (loss) from discontinued operations, after tax | 2.5 | (18.9) | 1.6 |
| Less: Impact of AOCI, excluded from Core Earnings ROE | 0.3 | (0.1) | 0.1 |
| **= Core earnings ROE** | **11.6%** | **6.7 %** | **5.2%** |

**Compensation Core ROE:** As discussed under "Long-Term Incentive Awards" on page 41, Compensation Core ROE is used to set performance share targets and threshold levels below which there is no payout. The adjustments described in the left hand column of the table below constitute the Compensation Committee's 2018 definition of "Compensation Core ROE." A reconciliation of Compensation Core ROE to GAAP net income ROE for the 2018 performance share awards will not be available until the end of the performance period in 2020. Reconciliations to GAAP net income for 2016 performance share awards are provided in the columns on the right, with any variations from the 2018 definition explained in the notes below the table.

| | 2018 | 2017 | 2016 |
|---|---|---|---|
| **GAAP net income** | $ 1,807 | $ (3,131) | $ 896 |
| Preferred stock dividends | (6) | — | — |
| **Net income (loss) available to common shareholders** | 1,801 | (3,131) | 896 |
| **Less the following items:** | | | |
| Net realized capital gains/losses after tax and deferred acquisition costs ("DAC"), except for those net realized capital gains/losses resulting from net periodic settlements on credit derivatives and net periodic settlements on fixed annuity cross-currency swaps (these included net realized capital gains and/or losses are directly related to offsetting items included in the income statement, such as net investment income), before tax | (118) | 160 | (112) |
| The impact of the unlock due to change in estimated gross profits (DAC Unlock) | — | — | — |
| Restructuring costs, before tax | — | — | — |
| Income/losses associated with discontinued operations, before tax | — | — | — |
| Loss on extinguishment of debt, before tax | (6) | — | — |
| Reinsurance gains/losses on dispositions, before tax | — | — | (650) |
| Pension settlement gain (loss), before tax | — | (750) | — |
| Integration and transaction costs associated with acquired business, before tax | (47) | (17) | — |
| Income tax benefit (expense) | 75 | (669) | 463 |
| Income from discontinued operations, after tax | 322 | (2,869) | 283 |
| **= Core Earnings as reported** | **1,575** | **1,014** | **912** |
| **Adjusted for after tax:** | | | |
| Income (losses) associated with the cumulative effect of accounting changes, and accounting extraordinary items; | — | — | — |
| Total catastrophe losses, including reinstatement premiums, state catastrophe fund assessments and terrorism losses that are (below) or above the catastrophe budget.[1] | 249 | 273 | 1 |
| Prior accident year reserve development associated with asbestos and environmental reserves | — | — | 174 |
| Entire amount of a (gain) loss associated with litigation and regulatory settlement charges and/or with prior/current year non-recurring tax benefits or charges[2] | (191) | — | (14) |
| Income/(losses) associated with discontinued operations through the last date externally reported as core earnings[3] | — | 278 | 423 |
| **= Core Earnings  as adjusted** | **1,633** | **1,565** | **1,496** |
| Prior year ending common stockholders' equity, excluding accumulated other comprehensive income (AOCI) | — | 17,240 | 17,971 |
| Prior year ending common stockholders' equity, excluding AOCI, adjusted for Tax Reform | 13,708 | — | — |
| Current year ending common stockholders' equity, excluding AOCI | 14,346 | 12,831 | 17,240 |
| Less: Impact of Tax Reform on equity | 736 | 877 | — |
| Current year ending common stockholders' equity, excluding AOCI, adjusted for Tax Reform | 15,082 | 13,708 | — |
| Average common stockholders' equity, excluding AOCI, adjusted for Tax Reform | 14,395 | 15,474 | 17,606 |
| **= Compensation Core ROE** | **11.3%** | **10.1%** | **8.5%** |
| **Average of 2016, 2017 and 2018 Compensation Core ROE = 10.00%** | | | |

(1)   The catastrophe budget for each year will be based on the multi-year outlook prepared as of February 2016.  The catastrophe budget will be adjusted only for changes in exposures between what is assumed in the multi-year outlook versus exposures as the book is actually constituted in each respective year; and for tornado/hail catastrophes per exposure equal to an 8-year average of prior actual experience for 2016, a 9-year average for 2017 and a 10-year average for 2018.

(2)   For 2018, an adjustment was made pursuant to the definition of Compensation Core Earnings to use the previously enacted corporate income tax rate of 35%, which is higher than the current corporate income tax rate of 21%.

(3)   Amendment to the definition of Compensation Core ROE following the agreement to sell Talcott Resolution, as described on p. 49. For 2017, the amount represents Talcott Resolution earnings through September 30, 2017.

(4)   As a result of the Tax Cuts and Jobs Act of 2017, the definition of average equity was amended to exclude the impact of the charge to earnings that was the result of the effect of the lower enacted corporate income tax rate on net deferred tax assets.

**Underlying Combined Ratio:** Represents the combined ratio before catastrophes and prior accident year development (PYD) and is a non-GAAP financial measure. Combined ratio is the most directly comparable GAAP measure. The combined ratio is the sum of the loss and loss adjustment expense ratio (also known as a loss ratio), the expense ratio and the policyholder dividend ratio. This ratio measures the cost of losses and expenses for every $100 of earned premiums. A combined ratio below 100 demonstrates a positive underwriting result. A combined ratio above 100 indicates a negative underwriting result. The underlying combined ratio represents the combined ratio for the current accident year, excluding the impact of current accident year catastrophes. The company believes this ratio is an important measure of the trend in profitability since it removes the impact of volatile and unpredictable catastrophe losses and prior accident year loss and loss adjustment expense reserve. Below is a reconciliation of combined ratio to the underlying combined ratio for individual reporting segments for the year-ended December 31, 2018.

|  | Commercial Lines | Personal Lines |
|---|---|---|
| **Combined Ratio** | **92.6** | **106.3** |
| Less: Impact of catastrophes and PYD on combined ratio | 1.1 | 15.2 |
| **= Underlying Combined Ratio** | **91.5** | **91.2** |